December 20, 2016

VIA EDGAR

Mr. Amit Pande

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	First United Corporation Form 10-K for Fiscal Year Ended December 31, 2015 Filed March 9, 2016 File No. 000-14237

Dear Mr. Pande:

Please find below responses to the comments provided to First United Corporation (the “Company”) by the staff of the Commission (the “Staff”) in a letter dated December 1, 2016 (the “Letter”), relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2015, filed on March 9, 2016 (the “Form 10-K”). The responses are keyed to the numbering of the comments in the Letter and appear following the comments which are restated below in italics.

As you will read below, based on our further consideration of the Staff’s most recent comments, the Company intends to amend the Form 10-K to restate the Company’s consolidated financial statements for the year ended December 31, 2015. The Company is filing these responses prior to amending the Form 10-K in an effort to resolve the Staff’s comments in coordination with the Staff before filing that amendment.

Form 10-K for Fiscal Year Ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Investment Securities, page 40

1.	We note your response to comment 1. Please address the following:

•	Tell us how you considered the guidance in ASC 845-10-15-4(b) which scopes out transfers of nonmonetary assets solely between entities or persons under common control, such as between a parent and its subsidiaries, from ASC 845;

Mr. Amit Pande December 20, 2016 Page 2

Response:

Our initial research did not surface authoritative literature that is directly on point or that addresses whether cost or fair value is the appropriate basis to use for a dividend of an available-for-sale security from a subsidiary to a parent.

As noted in our initial response letter dated November 22, 2016, the Company applied the accounting guidance found in ASC Topic 845, Nonmonetary Transactions. ASC 845-10-05-4 states: “some nonmonetary transactions are nonreciprocal transfers between an entity and its owners. Examples include the following types of stockholder distributions: a) Marketable equity securities as dividends.” We believed that the facts of our transaction of the dividend of investments from the Bank to the Parent company represented a nonreciprocal transfer between an entity and its owner, and correlated to this reference in the guidance.

Management reviewed the guidance in ASC Topic 845-10-15-4(b), which scopes out transfers of nonmonetary assets solely between entities or persons under common control, such as between a parent and its subsidiaries, from ASC 845. However, absent further guidance on the appropriate accounting methodology for transactions between entities or persons under common control within this section, our further research resulted in a review of ASC Topic 805, Business Combinations. ASC 805-10-05-1 states: “The Business Combinations Topic provides guidance on the accounting and reporting for transactions that represent business combinations to be accounted for under the acquisition method (as described in paragraph 805-10-05-4). In addition, the Topic includes Subtopic 805-50, which provides guidance on transactions sometimes associated with business combinations but that do not meet the requirements to be accounted for as business combinations under the acquisition method. The Business Combinations Topic includes the following Subtopics:

a.  Overall

b.  Identifiable Assets and Liabilities, and Any Noncontrolling Interest

c.  Goodwill or Gain from Bargain Purchase, Including Consideration Transferred

d.  Reverse Acquisitions

e.  Related Issues

f.  Income Taxes. “

Based on the overview in ASC Topic 805, we believed that this Topic only applied to transactions involving a business combination and did not proceed to review any further guidance in this Topic. Rather, we believed that our dividend transaction was analogous to a nonreciprocal transfer to an owner.

Mr. Amit Pande December 20, 2016 Page 3

In addressing nonreciprocal transfers of nonmonetary assets to owners, ASC 845-10-30-10 states in part: “Other nonreciprocal transfers of nonmonetary assets to owners shall be accounted for at fair value if the fair value of the nonmonetary asset distributed is objectively measurable and would be clearly realizable to the distributing entity in an outright sale at or near the time of the distribution.” As indicated in our initial response, the overall business purpose for the dividend of the securities from the Bank to the Parent company was to provide the Parent company with assets that could be utilized as a potential source of liquidity. The value at which the securities were transferred was measurable and had been consistently measured as Level 3 measurements under the fair value hierarchy established in ASC 820-10-35-37.

Our treatment was further corroborated by the regulatory guidance found in the FFIEC Call Report Instructions for Schedule RI-A, Changes in Bank Equity Capital, Line Item 11, Other transactions with stockholders (including a parent holding company), which states in part: “Report the net aggregate amount of the transactions with the institution’s stockholders, including its parent holding company, if any, that affect equity capital directly, such as ... b) Dividends distributed to stockholders in the form of property rather than cash. Record such property dividends at the fair value of the transferred asset. Include any gain or loss recognized on the disposition of the asset in the determination of net income for the calendar year-to-date in Schedule RI, Income Statement.”

In the absence of specific authoritative literature in our initial review, we considered all of the above information and based our accounting application on the guidance found in Topic 845 which, among other things, addresses nonreciprocal transfers of nonmonetary assets with an owner. The dividend had ascertainable economic substance, was made with a specific business purpose and was not structured to achieve a specific accounting result.

•	Tell us how you considered the guidance in ASC 805-50-30-5 in assessing whether the transfer of the pooled trust preferred securities (TRUPs) from the Bank to the Parent company represented a transaction between entities under common control requiring transfer at their carrying amounts of the transferring entity;

Response:

As stated in our response to the previous comment, based on the overview in ASC Topic 805, we believed that this Topic only applied to transactions involving a business combination and did not proceed to review any further guidance in this Topic. However, based on additional review of ASC Subtopic 805-50, Transactions Between Entities Under Common Control, we now understand that this Subtopic has its own scope (ASC 805-50-15-1) which is separate and distinct from the pervasive scope for Topic 805, Business Combinations. Further, the guidance in ASC 805-50-15-5 states that the “The guidance in the Transactions Between Entities Under Common Control Subsections applies to all entities”, inferring that this subsection is not exclusive to transactions involving business combinations.

Mr. Amit Pande December 20, 2016 Page 4

Upon further review of this subsection, management believes that the guidance in ASC 805-50-30-5, which states in part that: “the entity that receives the net assets or the equity interests shall initially measure the recognized assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer”, applies to the transfer of the pooled trust preferred securities from the subsidiary bank to the Parent company. When this guidance is applied to the transfer, the loss is not realized at the Parent company, and the loss is shifted back to an unrealized status within Accumulated Other Comprehensive Loss on a consolidated basis.

We have evaluated the impact of the correction of the error on the Company’s audited consolidated financial statements for the year ended December 31, 2015 and the consolidated interim financial statements for the completed periods of 2016, all in accordance with SEC Staff Accounting Bulletin No. 99: Materiality.

Based on that evaluation, the Company has determined that the correction has no overall impact on the audited consolidated statement of financial condition at December 31, 2015, as it represents a reclassification between items of Shareholders’ Equity. However, the elimination of the $2.1 million loss, net of tax, at the consolidated entity will result in Net Income Available to Common Shareholders of $10.3 million for the year ended December 31, 2015, an increase of approximately 21% over the $8.2 million that was originally reported. We believe the impact of qualitative factors surrounding the error to be immaterial as the error relates to a one-time, isolated event. However, based upon the quantitative materiality of the misstatement on the consolidated statement of income for 2015, it is our intent to restate our consolidated financial statements for the period ending December 31, 2015. Appendix A hereto is a marked version of those portions of the Form 10-K that will be amended to reflect the correction.

With respect to the each of the 2016 consolidated interim financial statements, the correction to the 2015 audited consolidated financial statements will have no overall impact on the interim consolidated statements of financial condition, as it represents a reclassification to the beginning balance of items within Shareholders’ Equity; and will have no impact to the interim consolidated statements of income. The correction to the Company’s four regulatory capital ratios was immaterial, as the corrections ranged from a decrease of .58% to an increase of 1.43%. The corrections to the regulatory capital ratios are also considered to be immaterial from a qualitative standpoint, as the Company’s ratios were previously above regulatory guidance. Therefore, we do not believe that it is necessary, and do not intend, to restate any portion of our Quarterly Reports on Form 10-Qs for the quarters ended March 31, 2016, June 30, 2016 or September 30, 2016.

Mr. Amit Pande December 20, 2016 Page 5

We trust that this letter addresses the Staff’s comments. If the Staff should have any questions or further comments, please contact the undersigned at (301) 533-2362 or crodeheaver@mybank.com.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not preclude the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ Carissa L. Rodeheaver
Carissa L. Rodeheaver
Chairman, President & CEO

APPENDIX A

ITEM 6.	SELECTED FINANCIAL DATA

The following table sets forth certain selected financial data for each of the last five calendar years and is qualified in its entirety by the detailed information and financial statements, including notes thereto, included elsewhere or incorporated by reference in this annual report.

(Dollars in thousands, except for share data)	2015		2014	2013	2012	2011
Balance Sheet Data
Total Assets		$1,323,458	$1,332,296	$1,334,046	$1,321,296	$1,391,350
Net Loans		867,101	827,926	796,646	858,782	919,214
Investment Securities		275,792	330,566	340,489	227,313	245,023
Deposits		998,794	981,323	977,403	976,884	1,027,784
Long-term Borrowings		147,537	182,606	182,672	182,735	207,044
Shareholders’ Equity		120,771	108,999	101,883	99,418	97,141

Operating Data
Interest Income		$45,032	$46,386	$49,914	$53,111	$59,496
Interest Expense		9,407	10,870	11,732	13,965	21,206
Net Interest Income		35,625	35,516	38,182	39,146	38,290
Provision for Loan Losses		1,054	2,513	380	9,390	9,157
Other Operating Income		24,992	12,907	13,137	13,658	14,993
Net Securities Impairment Losses		0	0	0	0	(19)
Net ~~(Losses)/~~Gains – Other		~~(2,505)~~1,016	1,053	229	1,708	2,302
Other Operating Expense		41,115	40,095	42,471	39,518	43,410
Income Before Taxes		~~15,943~~19,464	6,868	8,697	5,604	3,018
Income Tax expense/(benefit)		~~5,067~~6,473	1,271	2,222	913	(635)
Net Income	$	~~10,876~~12,991	$5,597	$6,475	$4,691	$3,653
Accumulated preferred stock dividend and
discount accretion		(2,700)	(2,601)	(1,778)	(1,691)	(1,609)
Net income available to
common shareholders	$	 ~~8,176~~ 10,291	$2,996	$4,697	$3,000	$2,044

Per Share Data
Basic and diluted net income per
common share	$	 ~~1.31~~ 1.65	$0.48	$0.76	$0.48	$0.33
Book Value		14.51	13.30	11.49	11.14	10.80

Significant Ratios
Return on Average Assets		~~0.82~~ 0.98%	0.42%	0.49%	0.34%	0.24%
Return on Average Equity		~~9.54~~ 11.40%	5.07%	6.48%	4.79%	3.71%
Average Equity to Average Assets		8.69%	8.26%	7.52%	7.19%	6.55%
Total Risk-based Capital Ratio		~~17.37~~ 17.21%	15.40%	15.33%	14.13%	13.05%
Tier I Capital to Risk Weighted Assets		~~15.31~~ 15.24%	14.23%	13.71%	12.54%	11.30%
Tier I Capital to Average Assets		~~11.51~~ 11.64%	11.29%	11.02%	10.32%	9.10%
Common Equity Tier I to Risk Weighted Assets		~~9.92~~ 9.99%

1

ITEM 7:	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis should be read in conjunction with the Consolidated Financial Statements and notes thereto for the years ended December 31, 2015 and 2014, which are included in Item 8 of Part II of this annual report.

Overview

First United Corporation is a bank holding company that, through the Bank and its non-bank subsidiaries, provides an array of financial products and services primarily to customers in four Western Maryland counties and three Northeastern West Virginia counties. Its principal operating subsidiary is the Bank, which consists of a community banking network of 25 branch offices located throughout its market areas. Our primary sources of revenue are interest income earned from our loan and investment securities portfolios and fees earned from financial services provided to customers.

Consolidated net income available to common shareholders was $~~8.2 8.20~~ 10.30 million for the year ended December 31, 2015, compared to $3.0 million for 2014. Basic and diluted net income per common share for the year ended December 31, 2015 were both $~~1.31~~ 1.65, compared to basic and diluted net income per common share of $.48 for 2014. The increase in earnings for 2015 was primarily attributable to an $11.6 million recovery received in November 2015 from an arbitration settlement recorded in other income. In addition to the recovery, trust department earnings and debit card income both increased $.3 million. An increase of $1.4 million in salaries and benefits, primarily due to increased pension and health care costs, ~~and losses of $3.5 million on CDO investments~~ partially offset the increases to income. The net interest margin for the year ended December 31, 2015, on a fully tax equivalent (“FTE”) basis, increased to 3.04% from 3.00% for the year ended December 31, 2014.

The provision for loan losses decreased to $1.1 million for the year ended December 31, 2015 compared to $2.5 million for the year ended December 31, 2014. The decrease was driven by lower net charge-offs and higher credit quality of the loan portfolio. Specific allocations have been made for impaired loans where management has determined that the collateral supporting the loans is not adequate to cover the loan balance, and the qualitative factors affecting the allowance for loan losses (the “ALL”) have been adjusted based on the current economic environment and the characteristics of the loan portfolio.

Interest expense on our interest-bearing liabilities decreased $1.5 million for the year ended December 31, 2015 when compared to 2014 due to a decrease of $17.9 million in average long-term borrowings as a result of the repayment of a $30.0 million FHLB advance and the maturity of the $5.0 million in junior subordinated debentures in early 2015 and a $15.0 million decrease in average interest-bearing deposits along with a decrease of 9 basis points on the average rate paid on long-term borrowings. During 2015, our retail staff continued their focus on shifting the mix of deposits from higher cost certificates of deposit to lower cost core accounts.

Other income increased $12.1 million for the year ended December 31, 2015 when compared to 2014. This increase was primarily attributable to an $11.6 million recovery received in November 2015 from an arbitration settlement. In addition to the recovery, trust department earnings and debit card income both increased $.3 million. ~~These increases were partially offset by $3.5 million in losses recorded on four CDO securities that the Bank transferred to First United Corporation for the year ended December 31, 2015 compared to $1.1 million in gains on sales of securities for the year ended December 31, 2014.~~ Bank Owned Life Insurance (“BOLI”) income decreased $.2 million for 2015 as a result of a one-time death benefit of $.4 million received in December 2014.

Operating expenses increased $1.0 million for the year ended December 31, 2015 when compared to the same period of 2014. This increase resulted from a $1.4 million increase in salaries and benefits primarily due to increased pension and health care costs and a $.4 million increase in professional services due to increased legal expenses incurred for litigation. These increases were offset by a decrease of $.4 million in other real estate owned (“OREO”) expenses due to reductions in valuation write-downs on properties and a decrease of $.6 million in other expenses. Declines in other expenses were due primarily to reductions in marketing, in house training and other miscellaneous expenses.

Comparing December 31, 2015 to December 31, 2014, loans outstanding increased $39.0 million (4.6%). CRE loans increased $24.4 million as a result of new relationships in the fourth quarter 2015. Acquisition and development (“A&D”) loans increased $11.7 million due to large relationships booked in the fourth quarter. Commercial and industrial (“C&I”) loans decreased $19.4 million due to the payoff of one large loan in the third quarter of 2015. Residential mortgage loans increased $21.1 million due to increased production in both adjustable and fixed rate mortgage programs. The Bank continues to use Fannie Mae for the majority of new, longer-term, fixed-rate residential loan originations. The consumer loan portfolio increased slightly by $1.2 million. At December 31, 2015, approximately 39% of the commercial loan portfolio was collateralized by real estate, compared to approximately 44% at December 31, 2014.

Interest income on loans decreased by $.3 million (on a FTE basis) in 2015 when compared to 2014 due to payoffs of higher rate loans and new loans booked at lower rates. Interest income on our investment securities decreased by $1.2 million (on a FTE basis) in 2015 when compared to 2014 due to sales and calls on the investment portfolio during 2015 as well as the reversal of $.7 million of accretable yield on non-accrual CDO investments. (Additional information on the composition of interest income is available in Table 1 that appears on page 31).

2

Total deposits increased $17.5 million at December 31, 2015 when compared to December 31, 2014. During 2015, we continued our focus on changing the mix of our deposit portfolio away from higher cost certificates of deposit and toward lower cost money market and transaction accounts. We have seen increases in core deposits and reductions in certificates of deposit. Non-interest bearing deposits increased $3.4 million. Traditional savings accounts increased $11.4 million due to continued growth in our Prime Saver product. Total demand deposits increased $41.8 million and total money market accounts decreased $1.9 million. Time deposits less than $100,000 declined $17.0 million and time deposits greater than $100,000 decreased $20.2 million. During 2015, the ICS program was implemented which offers FDIC insurance to demand deposit and savings or money market accounts. The growth in the brokered/ICS money market balances was primarily due to the shift of money market deposits held in our trust department to the ICS program.

Interest expense decreased $1.5 million in 2015 when compared to 2014. The decline was due to our continued focus on shifting our deposit mix from higher cost certificates of deposit to core deposits and the reduced expense on long-term borrowings due to the repayment of a $30.0 million FHLB advance in July 2015 and the maturity of $5.0 million of junior subordinated debentures in March 2015.

The Corporation’s Board of Directors suspended the payment of dividends on outstanding shares of common stock in December 2010 when it approved the deferral cash of dividends on the Series A Preferred Stock, and this suspension remains in effect.

We will continue to face risks and challenges in the future, including, without limitation, changes in local economic conditions in our core geographic markets, potential yield compression on loan and deposit products from existing competitors and potential new entrants in our markets, fluctuations in interest rates, and changes to existing federal and state laws and regulations that apply to banks and financial holding companies. For a more complete discussion of these and other risk factors, see Item 1A of Part I of this annual report.

Estimates and Critical Accounting Policies

This discussion and analysis of our financial condition and results of operations is based upon our Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities. (See Note 1 to the Consolidated Financial Statements.) On an on-going basis, management evaluates estimates and bases those estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Management believes the following critical accounting policies affect our more significant judgments and estimates used in the preparation of the Consolidated Financial Statements.

Allowance for Loan Losses, or ALL

One of our most important accounting policies is that related to the monitoring of the loan portfolio. A variety of estimates impact the carrying value of the loan portfolio and resulting interest income, including the calculation of the ALL, the valuation of underlying collateral, the timing of loan charge-offs and the placement of loans on non-accrual status. The ALL is established and maintained at a level that management believes is adequate to cover losses resulting from the inability of borrowers to make required payment on loans. Estimates for loan losses are arrived at by analyzing risks associated with specific loans and the loan portfolio, current and historical trends in delinquencies and charge-offs, and changes in the size and composition of the loan portfolio. The analysis also requires consideration of the economic climate and direction, changes in lending rates, political conditions, legislation impacting the banking industry and economic conditions specific to Western Maryland and Northeastern West Virginia. Because the calculation of the ALL relies on management’s estimates and judgments relating to inherently uncertain events, actual results may differ from management’s estimates.

The ALL is also discussed below in Item 7 under the heading “Allowance for Loan Losses” and in Note 7 to the Consolidated Financial Statements.

Goodwill

ASC Topic 350, Intangibles - Goodwill and Other, establishes standards for the amortization of acquired intangible assets and impairment assessment of goodwill.  The $11.0 million in recorded goodwill at December 31, 2015 is related to the Bank’s 2003 acquisition of Huntington National Bank branches and is not subject to periodic amortization.

Goodwill arising from business combinations represents the value attributable to unidentifiable intangible elements in the business acquired. Goodwill is not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Impairment testing requires that the fair value of each of the Corporation’s reporting units be compared to the carrying amount of its net assets, including goodwill.  If the estimated current fair value of the reporting unit exceeds its carrying value, then no additional testing is required and an impairment loss is not recorded. Otherwise, additional testing is performed and, to the extent such additional testing results in a conclusion that the carrying value of goodwill exceeds its implied fair value, an impairment loss is recognized.

3

Our goodwill relates to value inherent in the banking business and the value is dependent upon our ability to provide quality, cost effective services in a highly competitive local market.  This ability relies upon continuing investments in processing systems, the development of value-added service features and the ease of use of our services.  As such, goodwill value is supported ultimately by revenue that is driven by the volume of business transacted.  A decline in earnings as a result of a lack of growth or the inability to deliver cost effective services over sustained periods can lead to impairment of goodwill, which could adversely impact earnings in future periods.  ASC Topic 350 requires an annual evaluation of goodwill for impairment.  The determination of whether or not these assets are impaired involves significant judgments and estimates.

During 2015, including at December 31, 2015, shares of First United Corporation’s common stock traded at prices that were below the common stock’s book value.

Management believed that these circumstances could indicate the possibility of impairment. Accordingly, management consulted a third party valuation specialist to assist it with the determination of the fair value of First United Corporation, considering both the market approach (guideline public company method) and the income approach (discounted future benefits method). Due to the illiquidity in the common stock and the adverse conditions surrounding the banking industry, reliance was placed on the income approach in determining the fair value of First United Corporation. The income approach is a discounted cash flow analysis that is determined by adding (i) the present value, which is a representation of the current value of a sum that is to be received some time in the future, of the estimated net income, net of dividends paid out, that First United Corporation could generate over the next five years and (ii) the present value of a terminal value, which is a representation of the current value of an entity at a specified time in the future.  The terminal value was calculated using both a price to tangible book multiple method and a capitalization method and the more conservative of the two was utilized in the fair value calculation.

Significant assumptions used in the above methods include:

•	Net income from our forward five-year operating budget, incorporating conservative growth and mix assumptions;
•	A discount rate of 12.82% based on an internally derived cost of equity capital determined using the “build-up” method;
•	A price to tangible book multiple of 1.36x, which was the median multiple adjusted for the Corporation’s asset quality profile of non-assisted transactions for non-assisted commercial bank acquisitions during the 12 months ended September 30, 2015 for selling companies headquartered in the Eastern regional area as compiled by Boenning & Scattergood, Inc.; and
•	A capitalization rate of 6.82% (discount rate of 12.82% adjusted for a conservative growth rate of 6.0%).

The resulting fair value of the income approach resulted in the fair value of First United Corporation exceeding the carrying value by 60%.  Management stressed the assumptions used in the analysis to provide additional support for the derived value.  This stress testing showed that (i) the discount rate could increase to 27% before the excess would be eliminated in the tangible multiple method, and (ii) the assumption of the tangible book multiple could decline to 0.66x and still result in a fair value in excess of book value.  Based on the results of the evaluation, management concluded that the recorded value of goodwill at December 31, 2015 was not impaired.  However, future changes in strategy and/or market conditions could significantly impact these judgments and require adjustments to recorded asset balances. Management will continue to evaluate goodwill for impairment on an annual basis and as events occur or circumstances change.

Accounting for Income Taxes

We account for income taxes in accordance with ASC Topic 740, “Income Taxes”. Under this guidance, deferred taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates that will apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income or expense in the period that includes the enactment date.

We regularly review the carrying amount of our net deferred tax assets to determine if the establishment of a valuation allowance is necessary. If based on the available evidence, it is more likely than not that all or a portion of our net deferred tax assets will not be realized in future periods, then a deferred tax valuation allowance must be established. Consideration is given to various positive and negative factors that could affect the realization of the deferred tax assets. In evaluating this available evidence, management considers, among other things, historical performance, expectations of future earnings, the ability to carry back losses to recoup taxes previously paid, length of statutory carry forward periods, experience with utilization of operating loss and tax credit carry forwards not expiring, tax planning strategies and timing of reversals of temporary differences. Significant judgment is required in assessing future earnings trends and the timing of reversals of temporary differences. Our evaluation is based on current tax laws as well as management’s expectations of future performance.

Management expects that the Corporation’s adherence to the required accounting guidance may result in increased volatility in quarterly and annual effective income tax rates because of changes in judgment or measurement including changes in actual and forecasted income before taxes, tax laws and regulations, and tax planning strategies.

4

Other-Than-Temporary Impairment of Investment Securities

Management systematically evaluates the securities in our investment portfolio for impairment on a quarterly basis. Based upon the application of accounting guidance for subsequent measurement in ASC Topic 320 (Section 320-10-35), management assesses whether (i) we have the intent to sell a security being evaluated and (ii) it is more likely than not that we will be required to sell the security prior to its anticipated recovery. If neither applies, then declines in the fair values of securities below their cost that are considered other-than-temporary declines are split into two components. The first is the loss attributable to declining credit quality. Credit losses are recognized in earnings as realized losses in the period in which the impairment determination is made. The second component consists of all other losses, which are recognized in other comprehensive loss. In estimating other-than-temporary impairment (“OTTI”) losses, management considers (a) the length of time and the extent to which the fair value has been less than cost, (b) adverse conditions specifically related to the security, an industry, or a geographic area, (c) the historic and implied volatility of the fair value of the security, (d) changes in the rating of the security by a rating agency, (e) recoveries or additional declines in fair value subsequent to the balance sheet date, (f) failure of the issuer of the security to make scheduled interest or principal payments, and (g) the payment structure of the debt security and the likelihood of the issuer being able to make payments that increase in the future. Management also monitors cash flow projections for securities that are considered beneficial interests under the guidance of ASC Subtopic 325-40, Investments – Other – Beneficial Interests in Securitized Financial Assets, (ASC Section 325-40-35). This process is described more fully in the section of the Consolidated Balance Sheet Review entitled “Investment Securities”.

Fair Value of Investments

We have determined the fair value of our investment securities in accordance with the requirements of ASC Topic 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements required under other accounting pronouncements. We measure the fair market values of our investments based on the fair value hierarchy established in Topic 820. The determination of fair value of investments and other assets is discussed further in Note 24 to the Consolidated Financial Statements.

Pension Plan Assumptions

Our pension plan costs are calculated using actuarial concepts, as discussed within the requirements of ASC Topic 715, Compensation – Retirement Benefits. Pension expense and the determination of our projected pension liability are based upon two critical assumptions: the discount rate and the expected return on plan assets. We evaluate each of these critical assumptions annually. Other assumptions impact the determination of pension expense and the projected liability including the primary employee demographics, such as retirement patterns, employee turnover, mortality rates, and estimated employer compensation increases. These factors, along with the critical assumptions, are carefully reviewed by management each year in consultation with our pension plan consultants and actuaries. Further information about our pension plan assumptions, the plan’s funded status, and other plan information is included in Note 18 to the Consolidated Financial Statements.

Other than as discussed above, management does not believe that any material changes in our critical accounting policies have occurred since December 31, 2015.

Adoption of New Accounting Standards and Effects of New Accounting Pronouncements

Note 1 to the Consolidated Financial Statements discusses new accounting pronouncements that, when adopted, could affect our future consolidated financial statements.

CONSOLIDATED STATEMENT OF INCOME REVIEW

Net Interest Income

Net interest income is our largest source of operating revenue. Net interest income is the difference between the interest that we earn on our interest-earning assets and the interest expense we incur on our interest-bearing liabilities. For analytical and discussion purposes, net interest income is adjusted to an FTE basis to facilitate performance comparisons between taxable and tax-exempt assets by increasing tax-exempt income by an amount equal to the federal income taxes that would have been paid if this income were taxable at the statutorily applicable rate. This is a Non-GAAP disclosure and management believes it is not materially different than GAAP.

5

The table below summarizes net interest income (on an FTE basis) for 2015 and 2014.

(Dollars in thousands)	2015	2014
Interest income	$45,827	$47,350
Interest expense	9,407	10,870
Net interest income	$36,420	$36,480

Net interest margin %	3.04%	3.00%

Net interest income on an FTE basis decreased $60 thousand (.2%) for the year ended December 31, 2015 when compared to 2014 due to a $1.5 million (3.2%) decrease in interest income, which was offset by a $1.5 million (13.5%) decrease in interest expense. The decrease in interest income was primarily due to the $29.5 million (8.7%) reduction in the average balance of investments and an overall decrease of 7 basis points on yields when comparing the years ended December 31, 2015 and December 31, 2014. The decline in interest income was offset by a decline in interest expense due to the reduction of $17.9 million in average balances of long-term borrowings and a decrease of 9 basis points on long-term borrowings. We saw an increase in the net interest margin for the year ended December 31, 2015 to 3.04% when compared to 3.00% for the year ended December 31, 2014, but a decrease compared to 3.25% for the year ended December 31, 2013.

When comparing the year ended December 31, 2015 to the year ended December 31, 2014, there was an overall $17.8 million decrease in average interest-earning assets, driven by a decrease of $29.5 million in investment securities and a $9.7 million decrease in Fed funds sold, primarily cash, offset by a $26.3 million increase in loans.

Interest expense decreased for the year ended December 31, 2015 when compared to the year ended December 31, 2014 due primarily to an overall decrease of $42.9 million on our average interest-bearing liabilities. The overall effect was a 10 basis point decrease in the average rate paid from 1.07% for 2014 to .97% for 2015.  This decrease was due to a reduction of $27.9 million in borrowings and a decrease of $33.4 million in certificate of deposits, partially offset by an increase of $18.4 million in demand deposits, savings and money market accounts.

As shown below, the composition of total interest income between 2015 and 2014 remained relatively stable between interest and fees on loans and investment securities with a slight decline in interest and fees on loans offset by an increase in interest on investment securities.

	% of Total Interest Income
	2015	2014
Interest and fees on loans	82%	81%
Interest on investment securities	17%	18%
Other	1%	1%

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Table 1 sets forth the average balances, net interest income and expense, and average yields and rates for our interest-earning assets and interest-bearing liabilities for 2015, 2014 and 2013. Table 2 sets forth an analysis of volume and rate changes in interest income and interest expense of our average interest-earning assets and average interest-bearing liabilities for 2015, 2014 and 2013. Table 2 distinguishes between the changes related to average outstanding balances (changes in volume created by holding the interest rate constant) and the changes related to average interest rates (changes in interest income or expense attributed to average rates created by holding the outstanding balance constant).

Distribution of Assets, Liabilities and Shareholders’ Equity

Interest Rates and Interest Differential – Tax Equivalent Basis

Table 1

	For the Years Ended December 31
	2015			2014			2013
(Dollars in thousands)	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate
Assets
Loans	$846,391	$37,201	4.40%	$820,076	$37,525	4.58%	$843,996	$42,292	5.01%
Investment Securities:
Taxable	276,063	6,248	2.26	288,022	6,981	2.42	236,762	5,557	2.35
Non taxable	34,820	2,023	5.81	52,408	2,467	4.71	46,584	2,701	5.80
Total	310,883	8,271	2.66	340,430	9,448	2.78	283,346	8,258	2.91
Federal funds sold	27,411	49	0.18	37,069	84	0.23	56,363	141	0.25
Interest-bearing deposits
with other banks	4,022	4	0.10	7,931	2	0.03	11,845	3	0.03
Other interest earning assets	6,641	302	4.55	7,599	291	3.83	7,995	199	2.49
Total earning assets	1,195,348	45,827	3.83%	1,213,105	47,350	3.90%	1,203,545	50,893	4.23%
Allowance for loan losses	(12,072)			(12,558)			(15,862)
Non-earning assets	127,851			140,666			148,025
Total Assets	$1,311,127			$1,341,213			$1,335,708

Liabilities and Shareholders’ Equity
Interest-bearing demand deposits	$149,214	$104	0.07%	$139,875	$127	0.09%	$137,348	$159	0.12%
Interest-bearing money markets	210,109	477	0.23	214,268	501	0.23	205,608	464	0.23
Savings deposits	136,946	228	0.17	123,756	234	0.19	112,999	215	0.19
Time deposits:
Less than $100k	142,188	1,471	1.03	163,100	1,769	1.08	195,084	2,070	1.06
$100k or more	132,579	1,625	1.23	145,024	1,972	1.36	160,203	2,168	1.35
Short-term borrowings	36,048	58	0.16	45,997	63	0.14	47,829	62	0.13
Long-term borrowings	164,693	5,444	3.31	182,637	6,204	3.40	182,702	6,594	3.61
Total interest-bearing liabilities	971,777	9,407	0.97%	1,014,657	10,870	1.07%	1,041,773	11,732	1.13%
Non-interest-bearing deposits	204,453			196,468			164,299
Other liabilities	20,925			19,254			29,141
Shareholders’ Equity	113,972			110,834			100,495
Total Liabilities and Shareholders’ Equity	$1,311,127			$1,341,213			$1,335,708
Net interest income and spread		$36,420	2.86%		$36,480	2.83%		$39,161	3.09%
Net interest margin			3.04%			3.00%			3.25%

Notes:

(1)	The above table reflects the average rates earned or paid stated on a FTE basis assuming a tax rate of 35% for 2015, 2014 and 2013. Non-GAAP interest income on a fully taxable equivalent for the years ended December 31, 2015, 2014 and 2013 were $795, $964 and $979, respectively.
(2)	The average balances of non-accrual loans for the years ended December 31, 2015, 2014 and 2013, which were reported in the average loan balances for these years, were $11,952, $15,093 and $18,343, respectively.
(3)	Net interest margin is calculated as net interest income divided by average earning assets.
(4)	The average yields on investments are based on amortized cost.

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Interest Variance Analysis (1)

Table 2

	2015 Compared to 2014			2014 Compared to 2013
(In thousands and tax equivalent basis)	Volume	Rate	Net	Volume	Rate	Net
Interest Income:
Loans	$1,157	$(1,481)	$(324)	$(1,095)	$(3,672)	$(4,767)
Taxable Investments	(271)	(462)	(733)	1,242	182	1,424
Non-taxable Investments	(1,022)	578	(444)	274	(508)	(234)
Federal funds sold	(17)	(18)	(35)	(44)	(13)	(57)
Other interest earning assets	(226)	239	13	(166)	257	91
Total interest income	(379)	(1,144)	(1,523)	211	(3,754)	(3,543)

Interest Expense:
Interest-bearing demand deposits	7	(30)	(23)	15	(47)	(32)
Interest-bearing money markets	(9)	(15)	(24)	20	17	37
Savings deposits	22	(28)	(6)	20	(1)	19
Time deposits less than $100	(216)	(82)	(298)	(347)	46	(301)
Time deposits $100 or more	(152)	(195)	(347)	(206)	10	(196)
Short-term borrowings	(16)	11	(5)	(3)	4	1
Long-term borrowings	(593)	(167)	(760)	(2)	(388)	(390)
Total interest expense	(957)	(506)	(1,463)	(503)	(359)	(862)

Net interest income	$578	$(638)	$(60)	$714	$(3,395)	$(2,681)

Note:

(1)	The change in interest income/expense due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

Provision for Loan Losses

The provision for loan losses was $1.1 million for the year ended December 31, 2015 compared to $2.5 million for the year ended December 31, 2014.  The lower net charge-offs as well as continued reductions in the level of classified and impaired assets (discussed below in the section entitled “FINANCIAL CONDITION” under the heading “Allowance and Provision for Loan Losses”), were contributing factors to the lower provision expense. Management strives to ensure that the ALL reflects a level commensurate with the risk inherent in our loan portfolio.

Other Operating Income

The following table shows the major components of other operating income for the past two years, exclusive of net gains/(losses), and the percentage changes during these years:

(Dollars in thousands)	2015	2014	% Change
Service charges on deposit accounts	$2,231	$2,243	-0.53%
Other service charge income	764	690	10.72%
Debit card income	2,300	2,034	13.08%
Trust department income	5,641	5,343	5.58%
Bank owned life insurance (BOLI) income	1,146	1,392	-17.67%
Brokerage commissions	887	800	10.88%
Other income- recovery	11,572	0	100.00%
Other income	451	405	11.36%
Total other operating income	$24,992	$12,907	93.63%

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Other operating income, exclusive of (losses)/gains, increased $12.1 million for the year ended December 31, 2015 when compared to 2014. This increase was primarily attributable to an $11.6 million recovery received in November 2015 from an arbitration settlement. In addition to the recovery, trust department earnings and debit card income both increased $.3 million. BOLI income decreased $.2 million during 2015 as a result of a one-time death benefit of $.4 million received in December 2014. Trust assets under management were $718 million at December 31, 2015 and $702 million at December 31, 2014.

Net ~~losses~~ gains of $~~2.5~~ 1.0 million were reported through other income for the year ended December 31, 2015, compared to net gains of $1.1 million for 2014. ~~The losses were primarily attributable to a $3.5 million write-down of four CDO investments that were transferred from the Bank to First United Corporation in 2015.~~

Other Operating Expense

The following table compares the major components of other operating expense for 2015 and 2014:

(Dollars in thousands)	2015	2014	% Change
Salaries and employee benefits	$20,912	$19,518	7.14%
Other expenses	5,068	5,631	-10.00%
FDIC premiums	1,870	1,842	1.52%
Equipment	2,544	2,508	1.44%
Occupancy	2,479	2,468	0.45%
Data processing	3,429	3,198	7.22%
Professional services	1,674	1,287	30.07%
Other real estate owned expense	1,899	2,318	-18.08%
Contract labor	607	669	-9.27%
Line rentals	633	656	-3.51%
Total other operating expense	$41,115	$40,095	2.54%

Operating expenses increased $1.0 million for the year ended December 31, 2015 when compared to the same period of 2014. This increase was due to an increase of $1.4 million in salaries and benefits primarily due to increased pension and health care costs and an increase of $.4 million in professional services due to increased legal expenses incurred for litigation. These increases were offset by a decrease of $.4 million in OREO expenses due to reductions in valuation write-downs on properties and a decrease of $.6 million in other expenses. Declines in other expenses were due primarily to reductions in marketing, in house training and other miscellaneous expenses.

Applicable Income Taxes

We recognized a tax expense of $~~5.1~~ 6.5 million in 2015, compared to a net tax expense of $1.3 million in 2014. See the discussion under “Income Taxes” in Note 17 to the Consolidated Financial Statements presented elsewhere in this annual report for a detailed analysis of our deferred tax assets and liabilities. A valuation allowance has been provided for the $1.8 million in state tax loss carry forwards included in deferred tax assets, which will expire commencing in 2030.

At December 31, 2015, we had federal net operating losses (“NOLs”) of approximately $6.2 million and West Virginia NOLs of approximately $4.3 million for which deferred tax assets of $2.2 million and $.2 million, respectively, have been recorded at December 31, 2015.   The federal and West Virginia NOLs were created in 2010, 2012 and 2014 and will begin expiring in 2030. Management has determined that a deferred tax valuation allowance for these NOLs is not required for 2015 because we believe it is more likely than not that these deferred tax assets can be realized prior to expiration of their carry-forward periods.

At December 31, 2015, the Corporation had Maryland NOLs of $36.4 million for which a deferred tax asset of $1.8 million has been recorded.  There has been and continues to be a full valuation allowance on these NOLs based on the fact that it is more likely than not that this deferred tax asset will not be realized because the Corporation files a separate Maryland income tax return, has recurring tax losses and will not generate sufficient taxable income in the future to utilize them before they expire. The valuation allowance of $1.8 million at December 31, 2015 reflects an increase of $.1 million from the level at December 31, 2014.

In addition, we have concluded that no valuation allowance is deemed necessary for our remaining federal and state deferred tax assets at December 31, 2015, as it is more likely than not (defined a level of likelihood that is more than 50%) that they will be realized based on the expected reversal of deferred tax liabilities, the generation of future income sufficient to realize the deferred tax assets as they reverse, and the ability to implement tax planning strategies to prevent the expiration of any carry-forward periods. In making this determination, management considered the following:

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•	the expected reversal of $1.0 million of the total $3.8 million of deferred tax liabilities at December 31, 2015 in such a manner so as to substantially utilize the dollar for dollar impact against the deferred tax assets at December 31, 2015;
•	for the remaining excess deferred tax assets that will not be utilized by the reversal of deferred tax liabilities, our expected future income will be sufficient to utilize the deferred tax assets as they reverse or before any net operating loss, if created, would expire; and
•	tax planning strategies that can provide both one-time increases to taxable income of up to approximately $14.0 million and recurring annual decreases in unfavorable permanent items.

We will need to generate future taxable income of approximately $33 million to fully utilize the Maryland net deferred tax assets in the years in which they are expected to reverse. Management estimates that we can fully utilize the deferred tax assets in approximately seven years based on the historical pre-tax income and forecasts of estimated future pre-tax income as adjusted for permanent book to tax differences.

CONSOLIDATED BALANCE SHEET REVIEW

Overview

Total assets remained stable at $1.3 billion at December 31, 2015 and December 31, 2014. When comparing 2015 to 2014, cash and interest-bearing deposits in other banks increased $16.7 million, the investment portfolio decreased $54.8 million, and gross loans increased $39.0 million. We sold investments during 2015 in order to reduce interest rate volatility and to provide funding for higher yielding loans. OREO balances decreased $6.0 million due to sales of properties. BOLI increased $6.6 million, due primarily to new general account contracts purchased in the second quarter. Total liabilities decreased by $20.6 million for the year ended December 31, 2015 when compared to 2014 due primarily to a decrease of $35.1 million in long-term borrowings as a result of the repayment of a $30.0 million FHLB advance and the maturity of the $5.0 million subordinated debentures in March 2015. Comparing December 31, 2015 to December 31, 2014, shareholders’ equity increased $11.8 million as a result of the $~~8.2~~ 10.3 million in net income recorded for 2015 combined with a $~~3.4~~ 1.3 million decrease in accumulated other comprehensive loss.

The total interest-earning asset mix remained relatively stable at December 31, 2015 and December 31, 2014. The mix for each year is illustrated below:

	Year End Percentage of Total Assets
	2015	2014
Cash and cash equivalents	4%	3%
Net loans	66%	62%
Investments	21%	25%

The year-end total liability mix has remained consistent during the two-year period as illustrated below.

	Year End Percentage of Total Liabilities
	2015	2014
Total deposits	83%	80%
Total borrowings	15%	18%

Loan Portfolio

The Bank is actively engaged in originating loans to customers primarily in Allegany County, Frederick County, Garrett County, and Washington County in Maryland, and in Berkeley County, Mineral County, and Monongalia County in West Virginia; and the surrounding regions of West Virginia and Pennsylvania. We have policies and procedures designed to mitigate credit risk and to maintain the quality of our loan portfolio. These policies include underwriting standards for new credits as well as continuous monitoring and reporting policies for asset quality and the adequacy of the allowance for loan losses. These policies, coupled with ongoing training efforts, have provided effective checks and balances for the risk associated with the lending process. Lending authority is based on the type of the loan, and the experience of the lending officer.

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Commercial loans are collateralized primarily by real estate and, to a lesser extent, equipment and vehicles. Unsecured commercial loans represent an insignificant portion of total commercial loans. Residential mortgage loans are collateralized by the related property. Generally, a residential mortgage loan exceeding a specified internal loan-to-value ratio requires private mortgage insurance. Installment loans are typically collateralized, with loan-to-value ratios which are established based on the financial condition of the borrower. We will also make unsecured consumer loans to qualified borrowers meeting our underwriting standards. Additional information about our loans and underwriting policies can be found in Item 1 of Part I of this annual report under the heading “Banking Products and Services”.

Table 3 sets forth the composition of our loan portfolio. Historically, our policy has been to make the majority of our loan commitments in our market areas. We had no foreign loans in our portfolio as of December 31 for any of the years presented.

Summary of Loan Portfolio

Table 3

The following table presents the composition of our loan portfolio for the past five years:

(In millions)	2015	2014	2013	2012	2011
Commercial real estate	$280.5	$256.1	$268.0	$298.8	$336.2
Acquisition and development	111.0	99.3	107.2	128.4	142.9
Commercial and industrial	73.9	93.3	59.8	69.0	78.7
Residential mortgage	388.7	367.6	350.9	346.9	347.2
Consumer	24.9	23.7	24.3	31.7	33.7
Total Loans	$879.0	$840.0	$810.2	$874.8	$938.7

Comparing December 31, 2015 to December 31, 2014, loans outstanding increased $39.0 million (4.6%). CRE loans increased $24.4 million as a result new relationships in the fourth quarter 2015. A&D loans increased $11.7 million primarily due to large relationships booked in the fourth quarter. C&I loans decreased $19.4 million due to the payoff of one large loan in the third quarter of 2015. Residential mortgage loans increased $21.1 million due to increased production of loans in our adjustable and fixed rate mortgage programs. The consumer loan portfolio increased slightly by $1.2 million.

At December 31, 2015, approximately 39% of the commercial loan portfolio was collateralized by real estate, compared to approximately 44% at December 31, 2014.

Adjustable interest rate loans made up 62% of total loans at December 31, 2015 and 64% at 2014, with the balance being fixed–interest rate loans.

Comparing December 31, 2014 to December 31, 2013, outstanding loans increased $29.8 million (3.7%). CRE loans decreased $11.9 million as a result of the payoffs of two large loans of approximately $15 million during the third quarter of 2014. A&D loans decreased $7.9 million due to regularly scheduled principal payments and payoffs. C&I loans increased $33.5 million due to new loan relationships, primarily one large relationship in the first quarter of 2014. Residential mortgage loans increased $16.7 million due to increased production of loans primarily in our 10/1 and 7/1 adjustable rate mortgage program. The Bank continues to use Fannie Mae for the majority of new, longer-term, fixed-rate residential loan originations. The consumer loan portfolio decreased slightly by $.6 million due to repayment activity in the indirect auto portfolio offsetting new production.

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The following table sets forth the maturities, based upon contractual dates, for selected loan categories as of December 31, 2015:

Maturities of Loan Portfolio at December 31, 2015

Table 4

(In thousands)	Maturing Within One Year	Maturing After One Year But Within Five Years	Maturing After Five Years	Total
Commercial Real Estate	$30,845	$89,172	$160,488	$280,505
Acquisition and Development	44,507	14,740	51,739	110,986
Commercial and Industrial	22,072	28,758	23,023	73,853
Residential Mortgage	7,540	7,239	373,960	388,739
Consumer	4,307	17,342	3,291	24,940
Total Loans	$109,271	$157,251	$612,501	$879,023

Classified by Sensitivity to Change in Interest Rates
Fixed-Interest Rate Loans	54,085	113,450	163,728	331,263
Adjustable-Interest Rate Loans	55,186	43,801	448,773	547,760
Total Loans	$109,271	$157,251	$612,501	$879,023

Management monitors the performance and credit quality of the loan portfolio by analyzing the age of the portfolio as determined by the length of time a recorded payment is past due. A loan is considered to be past due when a payment has not been received for 30 days past its contractual due date. For all loan segments, the accrual of interest is discontinued when principal or interest is delinquent for 90 days or more unless the loan is well-secured and in the process of collection. All non-accrual loans are considered to be impaired. Interest payments received on non-accrual loans are applied as a reduction of the loan principal balance. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured. Our policy for recognizing interest income on impaired loans does not differ from our overall policy for interest recognition.

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Table 5 sets forth the amounts of non-accrual, past-due and restructured loans for the past five years:

Risk Elements of Loan Portfolio

Table 5

	At December 31,
(In thousands)	2015	2014	2013	2012	2011
Non-accrual loans:
Commercial real estate	$11,282	$5,762	$7,433	$6,194	$10,069
Acquisition and development	1,817	3,609	5,632	10,778	14,938
Commercial and industrial	185	171	191	176	9,364
Residential mortgage	2,214	2,009	4,126	2,731	3,796
Consumer	0	0	14	36	21
Total non-accrual loans	$15,498	$11,551	$17,396	$19,915	$38,188

Accruing Loans Past Due 90 days or more:
Commercial real estate	$0	$0	$65	$0	$0
Acquisition and development	0	1	282	200	128
Commercial and industrial	0	4	133	0	0
Residential mortgage	998	485	730	1,888	1,509
Consumer	27	39	24	58	142
Total accruing loans past due 90 days or more	$1,025	$529	$1,234	$2,146	$1,779

Total non-accrual and past due 90 days or more	$16,523	$12,080	$18,630	$22,061	$39,967

Restructured Loans (TDRs):
Performing	$8,168	$7,621	$10,567	$12,134	$10,657
Non-accrual (included above)	5,851	6,063	7,380	5,540	7,385
Total TDRs	$14,019	$13,684	$17,947	$17,674	$18,042

Other Real Estate Owned	$6,883	$12,932	$17,031	$17,513	$16,676

Impaired loans without a valuation allowance	$20,940	$19,937	$24,296	$39,361	$41,778
Impaired loans with a valuation allowance	3,868	4,844	9,013	8,481	20,048
Total impaired loans	$24,808	$24,781	$33,309	$47,842	$61,826
Valuation allowance related to impaired loans	$1,157	$1,236	$2,283	$1,632	$3,951

Non-Accrual Loans as a % of Applicable Portfolio

	2015	2014	2013	2012	2011
Commercial real estate	4.0%	2.3%	2.8%	2.1%	3.0%
Acquisition and development	1.6%	3.6%	5.3%	8.4%	10.5%
Commercial and industrial	0.3%	0.2%	0.3%	0.3%	11.9%
Residential mortgage	0.6%	0.5%	1.2%	0.8%	1.1%
Consumer	0.0%	0.0%	0.1%	0.1%	0.1%

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Interest income not recognized as a result of placing loans on non-accrual status was $.8 million for the year ended December 31, 2015, and we recognized, on a cash basis, $.1 million of interest income during 2015.

Performing loans considered to be impaired (including performing troubled debt restructurings, or TDRs), as defined and identified by management, amounted to $9.3 million at December 31, 2015 and $13.2 million at December 31, 2014. Loans are identified as impaired when, based on current information and events, management determines that we will be unable to collect all amounts due according to contractual terms. These loans consist primarily of A&D loans and CRE loans. The fair values are generally determined based upon independent third party appraisals of the collateral or discounted cash flows based upon the expected proceeds. Specific allocations have been made where management believes there is insufficient collateral to repay the loan balance if liquidated and there is no secondary source of repayment available.

The level of performing impaired loans (other than performing TDRs) decreased $4.5 million during the year ended December 31, 2015, due to payoffs and principal reductions of $4.5 million. Management will continue to monitor all loans that have been removed from an impaired status and take appropriate steps to ensure that satisfactory performance is sustained.

The following table presents the details of TDRs by loan class at December 31, 2015 and December 31, 2014:

	December 31, 2015		December 31, 2014
(Dollars in thousands)	Number of Contracts	Recorded Investment	Number of Contracts	Recorded Investment
Performing
Commercial real estate
Non owner-occupied	3	$399	2	$270
All other CRE	2	2,965	1	2,843
Acquisition and development
1-4 family residential construction	1	700	1	790
All other A&D	2	1,980	4	2,154
Commercial and industrial	2	890	1	404
Residential mortgage
Residential mortgage – term	5	1,234	7	1,160
Residential mortgage – home equity	0	0	0	0
Consumer	0	0	0	0
Total performing	15	$8,168	16	$7,621

Non-accrual
Commercial real estate
Non owner-occupied	0	$0	1	$458
All other CRE	5	3,520	4	2,073
Acquisition and development
1-4 family residential construction	0	0	0	0
All other A&D	4	1,721	4	3,139
Commercial and industrial	1	169	1	171
Residential mortgage
Residential mortgage – term	4	441	1	222
Residential mortgage – home equity	0	0	0	0
Consumer	0	0	0	0
Total non-accrual	14	5,851	11	6,063
Total TDRs	29	$14,019	27	$13,684

The level of TDRs increased $.3 million during the year ended December 31, 2015. Six loans totaling $4.7 million were added to performing TDRs, and three loans totaling $2.1 million were added to non-performing TDRs, and eight loans already in performing TDRs and three loans already in non-performing TDRs were re-modified. During the year ended December 31, 2015, there were charge-offs totaling $1.2 million to four non-performing loans and one loan totaling $.1 million was transferred to OREO. Two previously accruing TDRs totaling $.2 million were transferred to performing status during 2015. Net principal payments and payoffs totaling $5.2 million were received during the same time period.

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At December 31, 2015, additional funds of up to $11,200 were committed to be advanced in connection with TDRs. Interest income not recognized due to rate modifications of TDRs was $.1 million, and interest income recognized on all TDRs was $.4 million in 2015.

Allowance for Loan Losses

The ALL is maintained to absorb losses from the loan portfolio. The ALL is based on management’s continuing evaluation of the quality of the loan portfolio, assessment of current economic conditions, diversification and size of the portfolio, adequacy of collateral, past and anticipated loss experience, and the amount of non-performing loans.

The ALL is also based on estimates, and actual losses will vary from current estimates. These estimates are reviewed quarterly, and as adjustments, either positive or negative, become necessary, a corresponding increase or decrease is made in the ALL. The methodology used to determine the adequacy of the ALL is consistent with prior years. An estimate for probable losses related to unfunded lending commitments, such as letters of credit and binding but unfunded loan commitments is also prepared. This estimate is computed in a manner similar to the methodology described above, adjusted for the probability of actually funding the commitment.

The ALL decreased to $11.9 million at December 31, 2015, compared to $12.1 million at December 31, 2014. The provision for loan losses for the year ended December 31, 2015 decreased to $1.1 million from $2.5 million for the year ended December 31, 2014. The lower provision expense was primarily due to lower net charge-offs of $1.2 million in 2015, compared to net charge-offs of $4.0 million in 2014. The ratio of the ALL to loans outstanding as of December 31, 2015 was 1.36%, which was lower than the 1.44% at December 31, 2014 due to the higher quality of the loan portfolio.

The ratio of net charge-offs to average loans for the year ended December 31, 2015 was .14%, compared to .49% for the year ended December 31, 2014. Relative to December 31, 2014, all segments of loans showed improvement. The CRE portfolio had an annualized net charge-off rate of .05% as of December 31, 2015, compared to an annualized net charge-off rate of .18% as of December 31, 2014. The annualized net charge-off rate for A&D loans as of December 31, 2015 was .79% compared to 2.46% as of December 31, 2014 due primarily to a reduced number of charge-offs in 2015. The ratios for C&I loans were 0.00% and .31% for December 31, 2015 and December 31, 2014, respectively. The residential mortgage loan ratios were .02% and .17% for December 31, 2015 and December 31, 2014, respectively, and the consumer loan ratios were .40% and .71% for December 31, 2015 and December 31, 2014, respectively.

Accruing loans past due 30 days or more increased to 1.70% of the loan portfolio at December 31, 2015, compared to 1.62% at December 31, 2014. The increase for 2015 was primarily due to an increase in past-due accruing commercial real estate loans. Other improvements in the levels of past-due loans were attributable to a combination of a slowly improving economy and vigorous collection efforts by the Bank.

Non-accrual loans totaled $15.5 million at December 31, 2015, compared to $11.6 million at December 31, 2014. Non-accrual loans which have been subject to a partial charge-off totaled $4.1 million at December 31, 2015, compared to $4.6 million at December 31, 2014.

Management believes that the ALL at December 31, 2015 is adequate to provide for probable losses inherent in our loan portfolio. Amounts that will be recorded for the provision for loan losses in future periods will depend upon trends in the loan balances, including the composition of the loan portfolio, changes in loan quality and loss experience trends, potential recoveries on previously charged-off loans and changes in other qualitative factors. Management also applies interest rate risk, collateral value and debt service sensitivity analyses to the CRE loan portfolio and obtains new appraisals on specific loans under defined parameters to assist in the determination of the periodic provision for loan losses.

Comparing 2014 to 2013, the ALL decreased to $12.1 million at December 31, 2014, compared to $13.6 million at December 31, 2013. The provision for loan losses for the year ended December 31, 2014 increased to $2.5 million from $.4 million for the year ended December 31, 2013. The higher provision expense was primarily due to higher net charge-offs of $4.0 million in 2014, compared to net charge-offs of $2.8 million in 2013, as well as the impact of higher loan balances in 2014. The ratio of the ALL to loans outstanding as of December 31, 2014 was 1.44%, which was lower than the 1.68% at December 31, 2013 due to the charge-off or removal of specific allocations as a result of changing circumstances, as well as the overall higher quality of the loan portfolio in 2014.

15

Table 6 presents the activity in the allowance for loan losses by major loan category for the past five years.

Analysis of Activity in the Allowance for Loan Losses

Table 6

	For the Years Ended December 31,
(In thousands)	2015	2014	2013	2012	2011
Balance, January 1	$12,065	$13,594	$16,047	$19,480	$22,138
Charge-offs:
Commercial real estate	(420)	(485)	(233)	(2,289)	(6,886)
Acquisition and development	(1,261)	(2,673)	(2,200)	(809)	(3,055)
Commercial and industrial	(26)	(266)	(1,066)	(9,402)	(840)
Residential mortgage	(300)	(847)	(485)	(1,314)	(1,664)
Consumer	(307)	(512)	(590)	(650)	(893)
Total charge-offs	(2,314)	(4,783)	(4,574)	(14,464)	(13,338)
Recoveries:
Commercial real estate	283	11	1,004	156	95
Acquisition and development	382	133	100	420	322
Commercial and industrial	26	26	79	464	57
Residential mortgage	217	229	199	177	550
Consumer	209	342	359	424	499
Total recoveries	1,117	741	1,741	1,641	1,523
Net credit losses	(1,197)	(4,042)	(2,833)	(12,823)	(11,815)
Provision for loan losses	1,054	2,513	380	9,390	9,157
Balance at end of period	$11,922	$12,065	$13,594	$16,047	$19,480

Allowance for loan losses to loans outstanding (as %)	1.36%	1.44%	1.68%	1.83%	2.08%
Net charge-offs to average loans outstanding during the period (as %)	0.14%	0.49%	0.34%	1.41%	1.24%

Table 7 presents management’s allocation of the ALL by major loan category in comparison to that loan category’s percentage of total loans. Changes in the allocation over time reflect changes in the composition of the loan portfolio risk profile and refinements to the methodology of determining the ALL. Specific allocations in any particular category may be reallocated in the future as needed to reflect current conditions. Accordingly, the entire ALL is considered available to absorb losses in any category.

Allocation of the Allowance for Loan Losses

Table 7

	For the Years Ended December 31,
(In thousands)	2015	% of Total Loans	2014	% of Total Loans	2013	% of Total Loans	2012	% of Total Loans	2011	% of Total Loans
Commercial real estate	$2,580	32%	$2,424	30%	$4,052	33%	$5,206	34%	$6,218	36%
Acquisition and development	4,129	13%	3,912	12%	4,172	13%	5,029	15%	7,190	15%
Commercial and industrial	722	8%	1,680	11%	766	8%	906	8%	2,190	8%
Residential mortgage	3,785	44%	3,862	44%	4,320	43%	4,507	39%	3,430	37%
Consumer	206	3%	187	3%	284	3%	399	4%	452	4%
Unallocated	500	0%	0	0%	0	0%	0	0%	0	0%
Total	$11,922	100%	$12,065	100%	$13,594	100%	$16,047	100%	$19,480	100%

16

Investment Securities

The following table sets forth the composition of our securities portfolio by major category as of the indicated dates:

Table 8

	At December 31,
	2015				2014			2013
(In thousands)	Amortized Cost		Fair Value (FV)	FV As % of Total	Amortized Cost	Fair Value (FV)	FV As % of Total	Amortized Cost	Fair Value (FV)	FV AS % of Total
Securities Available-for-Sale:
U.S. treasuries		$0	$0	0%	$29,607	$29,596	13%	$0	$0	0%
U.S. government agencies		34,079	33,964	20%	39,077	38,941	18%	97,242	92,035	27%
Residential mortgage-backed agencies		14,285	14,170	8%	45,175	45,273	21%	116,933	112,444	33%
Commercial mortgage-backed agencies		43,780	43,636	26%	26,007	25,957	12%	31,025	29,905	9%
Collateralized mortgage obligations		9,690	9,610	6%	8,611	8,707	4%	30,468	29,390	9%
Obligations of states and political subdivisions		45,949	46,641	27%	46,151	47,304	21%	55,505	55,277	17%
Collateralized debt obligations		 ~~25,766~~ 29,287	22,211	13%	37,117	25,339	11%	37,146	17,538	5%
Total available for sale	$	~~173,549~~ 177,070	$170,232	100%	$231,745	$221,117	100%	$368,319	$336,589	100%
Securities Held to Maturity:
U.S. government agencies		$24,704	$25,338	24%	$24,520	$25,034	23%	$0	$0	0%
Residential mortgage-backed agencies		53,734	53,912	51%	58,400	59,008	53%	0	0	0%
Commercial mortgage-backed agencies		18,078	18,232	17%	16,425	16,737	15%	0	0	0%
Collateralized mortgage obligations		6,419	6,297	6%	7,379	7,384	7%	0	0	0%
Obligations of states and political subdivisions		2,625	2,963	2%	2,725	2,608	2%	3,900	3,590	100%
Total held to maturity		$105,560	$106,742	100%	$109,449	$110,771	100%	$3,900	$3,590	100%

Total fair value of investment securities available-for-sale at December 31, 2015 decreased $50.9 million when compared to the fair value at December 31, 2014. At December 31, 2015, the securities classified as available-for-sale included a net unrealized loss of ~~$3.3~~ 6.8 million, which represents the difference between the fair value and amortized cost of securities in the portfolio and is primarily attributable to our CDOs. On June 1, 2014, management reclassified an amortized cost basis of $107.6 million of available-for-sale securities to held to maturity. The unrealized loss of approximately $4.0 million, at the date of transfer, will continue to be reported in a separate component of shareholders’ equity as accumulated other comprehensive income and will be amortized over the remaining life of the securities as an adjustment of yield in a manner consistent with the amortization of any premium or discount.

As discussed in Note 24 to the Consolidated Financial Statements, we measure fair market values based on the fair value hierarchy established in ASC Topic 820, Fair Value Measurements and Disclosures. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Level 3 prices or valuation techniques require inputs that are both significant to the valuation assumptions and are not readily observable in the market (i.e. supported with little or no market activity). These Level 3 instruments are valued based on both observable and unobservable inputs derived from the best available data, some of which is internally developed, and considers risk premiums that a market participant would require.

Approximately $148.0 million of the available-for-sale portfolio was valued using Level 2 pricing and had net unrealized gains of $.2 million at December 31, 2015. The remaining $22.2 million of the securities available-for-sale represents the entire CDO portfolio, which was valued using significant unobservable inputs, or Level 3 pricing. The $~~3.6~~ 7.1 million in net unrealized losses associated with the CDO portfolio relates to ~~4~~ 12 pooled trust preferred securities. Unrealized losses of $~~.4~~ 1.6 million represent non-credit related OTTI charges on one of the securities, while $~~3.2~~ 5.5 million of unrealized losses relates to three securities which has no credit related OTTI. The unrealized losses on these securities are primarily attributable to continued depression in the marketability and liquidity associated with CDOs. ~~A realized loss of $3.5 million was recognized on eight of the pooled trust preferred securities in the fourth quarter due to a transfer of these investments from the Bank to the Parent company at their fair value.~~

17

The following table provides a summary of the trust preferred securities in the CDO portfolio and the credit status of the securities as of December 31, 2015.

The terms of the debentures underlying trust preferred securities allow the issuer of the debentures to defer interest payments for up to 20 quarters, and, in such case, the terms of the related trust preferred securities require their issuers to contemporaneously defer dividend payments. The issuers of the trust preferred securities in our investment portfolio have defaulted and/or deferred payments, ranging from 0.00% to 19.56% of the total collateral balances underlying the securities. The securities were designed to include structural features that provide investors with credit enhancement or support to provide default protection by subordinated tranches. These features include over-collateralization of the notes or subordination, excess interest or spread which will redirect funds in situations where collateral is insufficient, and a specified order of principal payments. There are securities in our portfolio that are under-collateralized, which does represent additional stress on our tranche. However, in these cases, the terms of the securities require excess interest to be redirected from subordinate tranches as credit support, which provides additional support to our investment.

Management systematically evaluates securities for impairment on a quarterly basis. Based upon application of ASC Topic 320 (Section 320-10-35), management must assess whether (i) we have the intent to sell the security and (ii) it is more likely than not that we will be required to sell the security prior to its anticipated recovery. If neither applies, then declines in the fair value of securities below their cost that are considered other-than-temporary declines are split into two components. The first is the loss attributable to declining credit quality. Credit losses are recognized in earnings as realized losses in the period in which the impairment determination is made. The second component consists of all other losses. The other losses are recognized in other comprehensive income. In estimating OTTI charges, management considers (a) the length of time and the extent to which the fair value has been less than cost, (b) adverse conditions specifically related to the security, an industry, or a geographic area, (c) the historic and implied volatility of the security, (d) changes in the rating of a security by a rating agency, (e) recoveries or additional declines in fair value subsequent to the balance sheet date, (f) failure of the issuer of the security to make scheduled interest payments, and (g) the payment structure of the debt security and the likelihood of the issuer being able to make payments that increase in the future. Due to the duration and the significant market value decline in the pooled trust preferred securities held in our portfolio, we performed more extensive testing on these securities for purposes of evaluating whether or not an OTTI has occurred.

18

The market for these securities as of December 31, 2015 is not active and markets for similar securities are also not active. The inactivity was evidenced first by a significant widening of the bid-ask spread in the brokered markets in which these securities trade and then by a significant decrease in the volume of trades relative to historical levels. The new issue market is also inactive, as no new CDOs have been issued since 2007. There are currently very few market participants who are willing to effect transactions in these securities. The market values for these securities, or any securities other than those issued or guaranteed by the Treasury, are very depressed relative to historical levels. Therefore, in the current market, a low market price for a particular bond may only provide evidence of stress in the credit markets in general rather than being an indicator of credit problems with a particular issue. Given the conditions in the current debt markets and the absence of observable transactions in the secondary and new issue markets, management has determined that (i) the few observable transactions and market quotations that are available are not reliable for the purpose of obtaining fair value at either December 31, 2014 or 2015, (ii) an income valuation approach technique (i.e. present value) that maximizes the use of relevant unobservable inputs and minimizes the use of observable inputs will be equally or more representative of fair value than a market approach, and (iii) the CDO segment is appropriately classified within Level 3 of the valuation hierarchy because management determined that significant adjustments were required to determine fair value at the measurement date.

Management utilizes an independent third party to prepare both the evaluations of OTTI and the fair value determinations for the CDO portfolio. Management does not believe that there were any material differences in the OTTI evaluations and pricing between December 31, 2014 and December 31, 2015.

The approach used by the third party to determine fair value involved several steps, including detailed credit and structural evaluation of each piece of collateral in each bond, default, recovery and prepayment/amortization probabilities for each piece of collateral in the bond, and discounted cash flow modeling. The discount rate methodology used by the third party combines a baseline current market yield for comparable corporate and structured credit products with adjustments based on evaluations of the differences found in structure and risks associated with actual and projected credit performance of each CDO being valued. Currently, the only active and liquid trading market that exists is for stand-alone trust preferred securities. Therefore, adjustments to the baseline discount rate are also made to reflect the additional leverage found in structured instruments.

Based upon a review of credit quality and the cash flow tests performed by the independent third party, management determined that no securities had credit-related OTTI during 2015.

On December 10, 2013, to implement Section 619 of the Dodd-Frank Act, the four federal banking regulatory agencies and the SEC adopted the Volcker Rule. The Volcker Rule prohibits a banking institution from acquiring or retaining an “ownership interest” in a “covered fund”. A “covered fund” is (i) an entity that would be an investment company under the Investment Company Act of 1940, as amended, but for the exemptions contained in Section 3(c)(1) or Section 3(c)(7) of that Act, (ii) a commodity pool with certain characteristics, and/or (iii) a non-US entity with certain characteristics that is sponsored or owned by a banking entity located or organized in the US. The term “ownership interest” is defined as “any equity, partnership, or other similar interest.”

On January 14, 2014, the federal banking agencies adopted a final interim rule that exempts CDOs from the scope of the Volcker Rule if they were issued in offerings in which, among other things, the proceeds were used primarily to purchase securities issued by depository institutions and their affiliates. In connection with that final interim rule, the agencies published a non-exclusive list of exempt offerings. Of the 12 CDOs held by the Bank, 10 were issued in exempt offerings. The remaining CDOs are collateralized primarily by securities issued by insurance companies and is not included in the agencies’ list of exempt offerings, which fact required management to make a determination as to whether the CDOs constitute an “ownership interest” in a “covered fund”, such that the Bank would be required to dispose of them pursuant to the Volcker Rule. To make this determination, management conducted a thorough review of the Indentures that govern the CDOs and the other offering materials used by the issuers to offer and sell the CDOs.

The Volcker Rule defines an “ownership interest” as an equity, partnership or other similar interest. The CDOs are debt securities (promissory notes) issued by corporations that call for regularly-scheduled payments of principal and interest, with interest calculated either at a fixed-rate or at a rate that is tied to LIBOR. Accordingly, none of the CDOs represent an equity or partnership interest in the issuers. In their adopting rule release, the agencies stated that debt securities evidencing “typical extensions of credit” – those that “provide for payment of stated principal and interest calculated at a fixed rate or at a floating rate based on an index or interbank rate” – do not generally meet the definition of “other similar interest”. To be considered an “other similar interest”, a debt security must exhibit one or more of seven specified characteristics identified in the Volcker Rule on a current, future, or contingent basis:

Based on its review, management concluded that the two CDOs evidence “typical extensions of credit” and do not exhibit any of these seven characteristics. Accordingly, management concluded that the CDO does not constitute an “ownership interest” as defined by the Volcker Rule and that, therefore, as of December 31, 2015, the Corporation has the current intent and ability to hold the CDO until maturity.

19

During the first quarter of 2014 and following the promulgation of the Volcker Rule, the fair value of the CDO portfolio improved significantly. The improvement was due to several factors including improved financial condition of the issuers, improved cash flows and a lower discount rate. As the issuers resumed payments of previously deferred interest during the quarter, cash flow projections for the securities increased. In addition, the discount rate utilized in the cash flow models was reduced as the base line current market yield for comparable corporate and structured products improved and the projected credit performance of the CDOs improved with favorable market conditions. The resulting increase in cash flow projections over the remaining life of the securities yielded a higher fair market value.

Table 9 sets forth the contractual or estimated maturities of the components of our securities portfolio as of December 31, 2015 and the weighted average yields on a tax-equivalent basis.

Investment Security Maturities, Yields, and Fair Values at December 31, 2015

Table 9

(In thousands)	Within 1 Year	1 Year To 5 Years	5 Years To 10 Years	Over 10 Years	Total Fair Value
Securities Available-for-Sale:
U.S. government agencies	0	33,964	0	0	33,964
Residential mortgage-backed agencies	0	192	13,978	0	14,170
Commercial mortgage-backed agencies	0	26,306	17,330	0	43,636
Collateralized mortgage obligations	0	9,610	0	0	9,610
Obligations of states and political subdivisions	0	3,629	16,676	26,336	46,641
Collateralized debt obligations	0	0	0	22,211	22,211
Total available for sale	$0	$73,701	$47,984	$48,547	$170,232

Percentage of total	0.00%	43.29%	28.19%	28.52%	100.00%
Weighted average yield	0.00%	2.24%	4.40%	3.51%	3.21%

Held to Maturity:
U.S. government agencies	$0	$0	$16,116	$9,222	$25,338
Residential mortgage-backed agencies	0	1,255	32,265	20,392	53,912
Commercial mortgage-backed agencies	0	0	18,232	0	18,232
Collateralized mortgage obligations	0	0	0	6,297	6,297
Obligations of states and political subdivisions	0	0	0	2,963	2,963
Total held to maturity	$0	$1,255	$66,613	$38,874	$106,742

Percentage of total	0.00%	1.18%	62.40%	36.42%	100.00%
Weighted average yield	0.00%	2.55%	2.88%	3.27%	2.99%

The weighted average yield was calculated using historical cost balances and does not give effect to changes in fair value. At December 31, 2015, we did not hold any securities in the name of any one issuer exceeding 10% of shareholders’ equity.

20

Deposits

Table 10 sets forth the actual and average deposit balances by major category for 2015, 2014 and 2013:

Deposit Balances

Table 10

		2015			2014			2013
(In thousands)	Actual Balance	Average Balance	Average Yield	Actual Balance	Average Balance	Average Yield	Actual Balance	Average Balance	Average Yield
Non-interest-bearing demand deposits	$204,569	$204,453	0.00%	$201,188	$196,468	0.00%	$175,863	$164,299	0.00%
Interest-bearing deposits:
Demand	176,084	149,214	0.07%	134,302	139,875	0.09%	142,711	137,348	0.13%
Money Market:
Retail	160,597	203,214	0.23%	224,699	214,268	0.23%	215,842	205,608	0.23%
Brokered/ICS	62,197	6,895	0.20%	0	0	0.00%	0	0	0.00%
Savings deposits	140,772	136,946	0.16%	129,392	123,756	0.19%	116,345	112,999	0.19%
Time deposits less than $100K:
Retail	129,324	141,738	1.22%	146,764	163,100	1.08%	169,136	195,084	1.06%
Brokered/CDARS	434	450	0.16%	0	0	0.00%	0	0	0.00%
Time deposits $100K or more:
Retail	122,123	128,928	1.22%	141,455	140,489	1.36%	151,928	149,285	1.35%
Brokered/CDARS	2,694	3,651	0.16%	3,523	4,535	0.11%	5,578	10,918	0.19%
Total Deposits	$998,794	$975,489		$981,323	$982,491		$977,403	$975,541

Total deposits increased $17.5 million at December 31, 2015 when compared to December 31, 2014. During 2015, we continued our focus on changing the mix of our deposit portfolio away from higher cost certificates of deposit and toward lower cost money market and transaction accounts. We have seen increases in core deposits and reductions in certificates of deposit. Non-interest bearing deposits increased $3.4 million. Traditional savings accounts increased $11.4 million due to continued growth in our Prime Saver product. Total demand deposits increased $41.8 million and total money market accounts decreased $1.9 million. Time deposits less than $100,000 declined $17.0 million and time deposits greater than $100,000 decreased $20.2 million. During 2015, the ICS program was implemented which offers FDIC insurance to demand deposit and savings or money market accounts. The growth in the brokered/ICS money market balances was primarily due to the shift of money market deposits held in our trust department to the ICS program.

The following table sets forth the maturities of time deposits of $100,000 or more:

Maturity of Time Deposits of $100,000 or More

Table 11

(In thousands)	December 31, 2015
Maturities
3 Months or Less	$19,475
3-6 Months	19,885
6-12 Months	29,820
Over 1 Year	55,637
Total	$124,817

21

Borrowed Funds

The following shows the composition of our borrowings at December 31:

(In thousands)	2015	2014	2013
Securities sold under agreements to repurchase	$35,828	$39,801	$43,676
Total short-term borrowings	$35,828	$39,801	$43,676

Long-term FHLB advances	$105,807	$135,876	$135,942
Junior subordinated debentures	41,730	46,730	46,730
Total long-term borrowings	$147,537	$182,606	$182,672

Total borrowings	$183,365	$222,407	$226,348

Average balance (from Table 1)	$200,741	$228,634	$230,531

The following is a summary of short-term borrowings at December 31 with original maturities of less than one year:

(Dollars in thousands)	2015	2014	2013

Securities sold under agreements to repurchase:
Outstanding at end of year	$35,828	$39,801	$43,676
Weighted average interest rate at year end	0.16%	0.15%	0.14%
Maximum amount outstanding as of any month end	$47,131	$53,819	$61,354
Average amount outstanding	35,908	45,702	48,299
Approximate weighted average rate during the year	0.16%	0.13%	0.13%

Total borrowings decreased by $39.0 million, or 17.6%, in 2015 when compared to 2014, while the average balance of borrowings decreased by $27.9 million during the same period. These decreases were due to a $35.1 million decrease in long-term borrowings due to the repayment of $5.0 million in junior subordinated debentures in March 2015 and a $30.0 million FHLB advance in July 2015. Short-term borrowings decreased $4.0 million due to a decline in our Treasury Management product.

Total borrowings decreased by $3.9 million, or 1.7%, in 2014 when compared to 2013, while the average balance of borrowings decreased by $1.9 million during the same period. The decrease was due to a $3.9 million decrease in our Treasury Management product combined with a decrease of $66 thousand in long-term borrowings due to scheduled monthly amortization of long-term advances.

Management will continue to closely monitor interest rates within the context of its overall asset-liability management process. See the discussion under the heading “Interest Rate Sensitivity” in this Item 7 for further information on this topic.

As of December 31, 2015, we had additional borrowing capacity with the FHLB totaling $104.2 million, an additional $70.0 million of unused lines of credit with various financial institutions, $17.2 million of an unused secured line of credit with the Federal Reserve Bank and approximately $102.1 million available through wholesale money market funds. See Note 12 to the Consolidated Financial Statements presented elsewhere in this annual report for further details about our borrowings and additional borrowing capacity, which is incorporated herein by reference.

Capital Resources

We require capital to fund loans, satisfy our obligations under the Bank’s letters of credit, meet the deposit withdraw demands of the Bank’s customers, and satisfy our other monetary obligations. To the extent that deposits are not adequate to fund our capital requirements, we can rely on the funding sources identified below under the heading “Liquidity Management”. At December 31, 2015, the Bank had $70.0 million available through unsecured lines of credit with correspondent banks, $17.2 million available through a secured line of credit with the Fed Discount Window and approximately $104.2 million available through the FHLB. Management is not aware of any demands, commitments, events or uncertainties that are likely to materially affect our ability to meet our future capital requirements.

22

In addition to operational requirements, the Bank and the Corporation are subject to risk-based capital regulations, which were adopted and are monitored by federal banking regulators. These regulations are used to evaluate capital adequacy and require an analysis of an institution’s asset risk profile and off-balance sheet exposures, such as unused loan commitments and stand-by letters of credit.

On July 2, 2013, the Federal Reserve approved final rules that substantially amended the regulatory risk-based capital rules applicable to the Corporation. The FDIC subsequently approved the same rules which apply to the Bank. The final rules implement the “Basel III” regulatory capital reforms and changes required by the Dodd-Frank Act and were implemented as of March 31, 2015.

The Basel III capital rules include new risk-based capital and leverage ratios, which will be phased in from 2015 to 2019, and which refine the definition of what constitutes “capital” for purposes of calculating those ratios. The new minimum capital level requirements applicable to the Corporation under the final rules are: (i) a new common equity Tier 1 capital ratio of 4.5%; (ii) a Tier 1 capital ratio of 6% (increased from 4%); (iii) a total capital ratio of 8% (unchanged from current rules); and (iv) a Tier 1 leverage ratio of 4% for all institutions. The final rules also establish a “capital conservation buffer” above the new regulatory minimum capital requirements, which must consist entirely of common equity Tier 1 capital. The capital conservation buffer will be phased-in over four years beginning on January 1, 2016, as follows: the maximum buffer will be 0.625% of risk-weighted assets for 2016, 1.25% for 2017, 1.875% for 2018, and 2.5% for 2019 and thereafter. This will result in the following minimum ratios beginning in 2019: (a) a common equity Tier 1 capital ratio of 7.0%, (b) a Tier 1 capital ratio of 8.5%, and (c) a total capital ratio of 10.5%. Under the final rules, institutions are subject to limitations on paying dividends, engaging in share repurchases, and paying discretionary bonuses if its capital level falls below the buffer amount. These limitations establish a maximum percentage of eligible retained income that could be utilized for such actions.

The Basel III capital final rules also implement revisions and clarifications consistent with Basel III regarding the various components of Tier 1 capital, including common equity, unrealized gains and losses, as well as certain instruments that no longer qualify as Tier 1 capital, some of which will be phased out over time. Under the final rules, the effects of certain accumulated other comprehensive items are not excluded; however, banking organizations like the Corporation and the Bank that are not considered “advanced approaches” banking organizations may make a one-time permanent election to continue to exclude these items. The Corporation and the Bank made this election in their first quarter 2015 regulatory filings in order to avoid significant variations in the level of capital depending upon the impact of interest rate fluctuations on the fair value of the Corporation’s available-for-sale securities portfolio. Additionally, the final rules provide that small depository institution holding companies with less than $15 billion in total assets as of December 31, 2009 (which includes the Corporation) will be able to permanently include non-qualifying instruments that were issued and included in Tier 1 or Tier 2 capital prior to May 19, 2010 (such as the Corporation’s TPS Debentures) in additional Tier 1 or Tier 2 capital until they redeem such instruments or until the instruments mature.

The Basel III capital rules also contain revisions to the prompt corrective action framework, which is designed to place restrictions on insured depository institutions if their capital levels begin to show signs of weakness. These revisions were effective January 1, 2015. Under the prompt corrective action requirements, which are designed to complement the capital conservation buffer, insured depository institutions are required to meet the following capital level requirements in order to qualify as “well capitalized”: (i) a new common equity Tier 1 capital ratio of 6.5%; (ii) a Tier 1 capital ratio of 8% (increased from 6%); (iii) a total capital ratio of 10% (unchanged from current rules); and (iv) a Tier 1 leverage ratio of 5% (increased from 4%).

The Basel III capital rules set forth certain changes for the calculation of risk-weighted assets. These changes include (i) an increased number of credit risk exposure categories and risk weights; (ii) an alternative standard of creditworthiness consistent with Section 939A of the Dodd-Frank Act; (iii) revisions to recognition of credit risk mitigation; (iv) rules for risk weighting of equity exposures and past due loans, and (v) revised capital treatment for derivatives and repo-style transactions.

Regulators may require higher capital ratios when warranted by the particular circumstances or risk profile of a given banking organization. In the current regulatory environment, banking organizations must stay well capitalized in order to receive favorable regulatory treatment on acquisition and other expansion activities and favorable risk-based deposit insurance assessments. Our capital policy establishes guidelines meeting these regulatory requirements and takes into consideration current or anticipated risks as well as potential future growth opportunities.

At December 31, 2015, the Corporation’s total risk-based capital ratio was ~~17.37~~ 17.21% and the Bank’s total risk-based capital ratio was ~~16.24~~ 16.29%, both of which were well above the regulatory minimum of 8%. The total risk-based capital ratios of the Corporation and the Bank at December 31, 2014 were 15.40% and 15.60%, respectively. The increase for the Corporation in 2015 was due to a change in composition of risk based assets as well as the effect of current period net income.

At the Bank level, the ratios increased from December 31, 2014 to December 31, 2015 because of the Bank’s current period earnings for 2015.

As of December 31, 2015, the most recent notification from the regulators categorizes the Corporation and the Bank as “well capitalized” under the regulatory framework for prompt corrective action. See Note 4 to the Consolidated Financial Statements presented elsewhere in this annual report for additional information regarding regulatory capital ratios.

23

In January 2009, pursuant to the TARP CPP, the Corporation sold 30,000 shares of its Series A Preferred Stock and a Warrant to purchase 326,323 shares of its common stock, having an exercise price of $13.79 per share, to the Treasury for an aggregate purchase price of $30 million. The proceeds from this transaction count as Tier 1 capital and the Warrant qualifies as tangible common equity. Information about the terms of these securities is provided in Note 13 to the consolidated financial statements.

The terms of the Series A Preferred Stock call for the payment, if declared by the Corporation’s Board of Directors, of cash dividends on February 15th, May 15th, August 15th and November 15th of each year. On November 15, 2010, at the request of the Reserve Bank, the Corporation’s Board of Directors voted to suspend quarterly cash dividends on the Series A Preferred Stock beginning with the dividend payment due November 15, 2010. Normal payments resumed in 2014 upon approval from the Federal Reserve and have continued through 2015. First United Corporation has received approval for the first quarter 2016 payments.

Until further notice from the Reserve Bank, the Corporation is required to obtain the Reserve Bank’s prior approval before paying any future quarterly cash dividend on the shares of Series A Preferred Stock or making any future payment of quarterly interest due under the TPS Debentures. In considering a request for approval, the Reserve Bank will consider, among other things, the Corporation’s financial condition and its quarterly results of operations. In addition to this pre-approval requirement, the Corporation’s ability to pay these dividends or make these interest payments will depend in large part on its receipt of dividends from the Bank, and the Bank may make dividend payments only with the prior approval of the FDIC and the Maryland Commissioner. As a result of these limitations, no assurance can be given that the Corporation will pay quarterly cash dividends on the shares of Series A Preferred Stock or make quarterly interest payments due under the TPS Debentures in any future quarter. In the event that the Corporation and/or the Bank do not receive the required approvals, the will have to again elect to defer payments.

The Corporation’s Board of Directors suspended the payment of cash dividends on the common stock in December 2010 when it approved the above-mentioned deferral of cash dividends on the Series A Preferred Stock, and this suspension remains in effect

Liquidity Management

Liquidity is a financial institution’s capability to meet customer demands for deposit withdrawals while funding all credit-worthy loans. The factors that determine the institution’s liquidity are:

•	Reliability and stability of core deposits;
•	Cash flow structure and pledging status of investments; and
•	Potential for unexpected loan demand.

We actively manage our liquidity position through weekly meetings of a sub-committee of executive management, known as the internal treasury team, which looks forward 12 months at 30-day intervals. The measurement is based upon the projection of funds sold or purchased position, along with ratios and trends developed to measure dependence on purchased funds and core growth. Monthly reviews by management and quarterly reviews by the Asset and Liability Committee under prescribed policies and procedures are designed to ensure that we will maintain adequate levels of available funds.

It is our policy to manage our affairs so that liquidity needs are fully satisfied through normal Bank operations. That is, the Bank will manage its liquidity to minimize the need to make unplanned sales of assets or to borrow funds under emergency conditions. The Bank will use funding sources where the interest cost is relatively insensitive to market changes in the short run (periods of one year or less) to satisfy operating cash needs. The remaining normal funding will come from interest-sensitive liabilities, either deposits or borrowed funds. When the marginal cost of needed wholesale funding is lower than the cost of raising this funding in the retail markets, the Corporation may supplement retail funding with external funding sources such as:

•	Unsecured Fed Funds lines of credit with upstream correspondent banks (M&T Bank, Atlantic Community Banker’s Bank, Community Banker’s Bank, PNC Financial Services (“PNC”), SunTrust and Zions Bancorp).
•	Secured advances with the FHLB of Atlanta, which are collateralized by eligible one to four family residential mortgage loans, home equity lines of credit, commercial real estate loans, and various securities. Cash may also be pledged as collateral.
•	Secured line of credit with the Fed Discount Window for use in borrowing funds up to 90 days, using municipal securities as collateral.
•	Brokered deposits, including CDs and money market funds, provide a method to generate deposits quickly. These deposits are strictly rate driven but often provide the most cost effective means of funding growth.
•	One Way Buy CDARS/ICS funding – a form of brokered deposits that has become a viable supplement to brokered deposits obtained directly.

24

Management believes that we have adequate liquidity available to respond to current and anticipated liquidity demands and is not aware of any trends or demands, commitments, events or uncertainties that are likely to materially affect our ability to maintain liquidity at satisfactory levels.

Management believes that we have adequate liquidity available to respond to current and anticipated liquidity demands and is not aware of any trends or demands, commitments, events or uncertainties that are likely to materially affect our ability to maintain liquidity at satisfactory levels.

Market Risk and Interest Sensitivity

Our primary market risk is interest rate fluctuation. Interest rate risk results primarily from the traditional banking activities that we engage in, such as gathering deposits and extending loans. Many factors, including economic and financial conditions, movements in interest rates and consumer preferences affect the difference between the interest earned on our assets and the interest paid on our liabilities. Interest rate sensitivity refers to the degree that earnings will be impacted by changes in the prevailing level of interest rates. Interest rate risk arises from mismatches in the repricing or maturity characteristics between interest-bearing assets and liabilities. Management seeks to minimize fluctuating net interest margins, and to enhance consistent growth of net interest income through periods of changing interest rates. Management uses interest sensitivity gap analysis and simulation models to measure and manage these risks. The interest rate sensitivity gap analysis assigns each interest-earning asset and interest-bearing liability to a time frame reflecting its next repricing or maturity date. The differences between total interest-sensitive assets and liabilities at each time interval represent the interest sensitivity gap for that interval. A positive gap generally indicates that rising interest rates during a given interval will increase net interest income, as more assets than liabilities will reprice. A negative gap position would benefit us during a period of declining interest rates.

As of December 31, 2015, we were asset sensitive.

Our interest rate risk management goals are:

•	Ensure that the Board of Directors and senior management will provide effective oversight and ensure that risks are adequately identified, measured, monitored and controlled;
•	Enable dynamic measurement and management of interest rate risk;
•	Select strategies that optimize our ability to meet our long-range financial goals while maintaining interest rate risk within policy limits established by the Board of Directors;
•	Use both income and market value oriented techniques to select strategies that optimize the relationship between risk and return; and
•	Establish interest rate risk exposure limits for fluctuation in net interest income (“NII”), net income and economic value of equity.

In order to manage interest sensitivity risk, management formulates guidelines regarding asset generation and pricing, funding sources and pricing, and off-balance sheet commitments. These guidelines are based on management’s outlook regarding future interest rate movements, the state of the regional and national economy, and other financial and business risk factors. Management uses computer simulations to measure the effect on net interest income of various interest rate scenarios. Key assumptions used in the computer simulations include cash flows and maturities of interest rate sensitive assets and liabilities, changes in asset volumes and pricing, and management’s capital plans. This modeling reflects interest rate changes and the related impact on net interest income over specified periods.

We evaluate the effect of a change in interest rates of +/-100 basis points to +/-400 basis points on both NII and Net Portfolio Value (“NPV”) / Economic Value of Equity (“EVE”). We concentrate on NII rather than net income as long as NII remains the significant contributor to net income.

NII modeling allows management to view how changes in interest rates will affect the spread between the yield paid on assets and the cost of deposits and borrowed funds. Unlike traditional Gap modeling, NII modeling takes into account the different degree to which installments in the same repricing period will adjust to a change in interest rates. It also allows the use of different assumptions in a falling versus a rising rate environment. The period considered by the NII modeling is the next eight quarters.

NPV / EVE modeling focuses on the change in the market value of equity. NPV / EVE is defined as the market value of assets less the market value of liabilities plus/minus the market value of any off-balance sheet positions. By effectively looking at the present value of all future cash flows on or off the balance sheet, NPV / EVE modeling takes a longer-term view of interest rate risk. This complements the shorter-term view of the NII modeling.

Measures of NII at risk produced by simulation analysis are indicators of an institution’s short-term performance in alternative rate environments. These measures are typically based upon a relatively brief period, usually one year. They do not necessarily indicate the long-term prospects or economic value of the institution.

25

Based on the simulation analysis performed at December 31, 2015 and 2014, management estimated the following changes in net interest income, assuming the indicated rate changes:

(Dollars in thousands)	2015	2014
+400 basis points	$2,363	$1,998
+300 basis points	$2,092	$1,807
+200 basis points	$1,962	$1,711
+100 basis points	$1,298	$883
-100 basis points	$(2,364)	$(2,262)

This estimate is based on assumptions that may be affected by unforeseeable changes in the general interest rate environment and any number of unforeseeable factors. Rates on different assets and liabilities within a single maturity category adjust to changes in interest rates to varying degrees and over varying periods of time. The relationships between lending rates and rates paid on purchased funds are not constant over time. Management can respond to current or anticipated market conditions by lengthening or shortening the Bank’s sensitivity through loan repricings or changing its funding mix. The rate of growth in interest-free sources of funds will influence the level of interest-sensitive funding sources. In addition, the absolute level of interest rates will affect the volume of earning assets and funding sources. As a result of these limitations, the interest-sensitive gap is only one factor to be considered in estimating the net interest margin.

Impact of Inflation – Our assets and liabilities are primarily monetary in nature, and as such, future changes in prices do not affect the obligations to pay or receive fixed and determinable amounts of money. During inflationary periods, monetary assets lose value in terms of purchasing power and monetary liabilities have corresponding purchasing power gains. The concept of purchasing power is not an adequate indicator of the impact of inflation on financial institutions because it does not incorporate changes in our earnings.

ITEM 8.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

26

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

27

First United Corporation and Subsidiaries

Consolidated Statement of Financial Condition

(In thousands, except per share amounts)

	December 31,
	2015	2014
Assets
Cash and due from banks	$50,188	$27,554
Interest bearing deposits in banks	1,953	7,897
Cash and cash equivalents	52,141	35,451
Investment securities – available-for-sale (at fair value)	170,232	221,117
Investment securities – held to maturity (fair value of $106,742 at
December 31, 2015 and $110,771 at December 31, 2014, respectively)	105,560	109,449
Restricted investment in bank stock, at cost	5,904	7,524
Loans	879,023	839,991
Allowance for loan losses	(11,922)	(12,065)
Net loans	867,101	827,926
Premises and equipment, net	25,198	25,629
Goodwill	11,004	11,004
Bank owned life insurance	40,150	33,504
Deferred tax assets	19,790	25,907
Other real estate owned	6,883	12,932
Accrued interest receivable and other assets	19,495	21,853
Total Assets	$1,323,458	$1,332,296

Liabilities and Shareholders’ Equity
Liabilities:
Non-interest bearing deposits	$204,569	$201,188
Interest bearing deposits	794,225	780,135
Total deposits	998,794	981,323

Short-term borrowings	35,828	39,801
Long-term borrowings	147,537	182,606
Accrued interest payable and other liabilities	20,528	19,567
Total Liabilities	1,202,687	1,223,297

Shareholders’ Equity:
Preferred stock – no par value;
Authorized 2,000 shares of which 30 shares of Series A, $1,000 per share liquidation preference, 5% cumulative increasing to 9% cumulative on February 15, 2014, were issued and outstanding on December 31, 2015 and 2014	30,000	30,000

Common Stock – par value $.01 per share;
Authorized 25,000 shares; issued and outstanding 6,255 shares at December 31, 2015 and 6,228 shares at December 31, 2014	63	62
Surplus	21,986	21,795
Retained earnings	 ~~85,551~~ 87,666	77,375
Accumulated other comprehensive loss	 ~~(16,829)~~ (18,944)	(20,233)
Total Shareholders’ Equity	120,771	108,999
Total Liabilities and Shareholders’ Equity	$1,323,458	$1,332,296

See notes to consolidated financial statements

28

First United Corporation and Subsidiaries

Consolidated Statement of Income

(In thousands, except share and per share amounts)

	Year ended December 31,
	2015		2014
Interest income
Interest and fees on loans		$37,165	$37,486
Interest on investment securities
Taxable		6,248	6,981
Exempt from federal income tax		1,264	1,542
Total investment income		7,512	8,523
Other		355	377
Total interest income		45,032	46,386
Interest expense
Interest on deposits		3,905	4,603
Interest on short-term borrowings		58	63
Interest on long-term borrowings		5,444	6,204
Total interest expense		9,407	10,870
Net interest income		35,625	35,516
Provision for loan losses		1,054	2,513
Net interest income after provision for loan losses		34,571	33,003
Other operating income
Net ~~(losses)/gains~~gains		 ~~(2,505)~~ 1,016	1,053
Service charges		2,995	2,933
Trust department		5,641	5,343
Debit card income		2,300	2,034
Bank owned life insurance		1,146	1,392
Brokerage commissions		887	800
Other income- recovery		11,572	0
Other		451	405
Total other income		24,992	12,907
Total other operating income		 ~~22,487~~ 26,008	13,960
Other operating expenses
Salaries and employee benefits		20,912	19,518
FDIC premiums		1,870	1,842
Equipment		2,544	2,508
Occupancy		2,479	2,468
Data processing		3,429	3,198
Professional services		1,674	1,287
Other real estate owned expenses		1,899	2,318
Contract labor		607	669
Line rentals		633	656
Other		5,068	5,631
Total other operating expenses		41,115	40,095
Income before income tax expense		 ~~15,943~~ 19,464	6,868
Provision for income tax expense		 ~~5,067~~ 6,473	1,271
Net Income		 ~~10,876~~ 12,991	5,597
Accumulated preferred stock dividends and discount accretion		(2,700)	(2,601)
Net Income Available to Common Shareholders		$  ~~8,176~~ 10,291	$2,996
Basic and diluted net income per common share	$	 ~~1.31~~ 1.65	$0.48
Weighted average number of basic and diluted shares outstanding		6,248,830	6,222,440

See notes to consolidated financial statements

29

First United Corporation and Subsidiaries

Consolidated Statement of Comprehensive Income

(In thousands, except per share data)

	Year Ended
	December 31,
Comprehensive Income	2015		2014
Net Income	$	 ~~10,876~~ 12,991	$5,597
Other comprehensive income, net of tax and reclassification adjustments:
Net unrealized gains on investments with OTTI		 ~~3,213~~ 1,737	3,944

Net unrealized gains on all other AFS securities		 ~~1,170~~ 531	8,737

Net unrealized gains/(losses) on HTM securities		284	(2,255)

Net unrealized gains on cash flow hedges		80	155

Net unrealized losses on pension plan liability		(1,271)	(6,304)

Net unrealized losses on SERP liability		(72)	(297)

Other comprehensive income, net of tax		 ~~3,404~~ 1,289	3,980

Comprehensive Income		$14,280	$9,577

See notes to consolidated financial statements

30

First United Corporation and Subsidiaries

Consolidated Statement of Changes in Shareholders’ Equity

(In thousands)

	Preferred Stock	Common Stock	Surplus	Retained Earnings		Accumulated Other Comprehensive Loss			Total Shareholders' Equity
Balance at January 1, 2014	$29,994	$62	$21,661		$74,379	~~$~~	(24,213	~~)$~~	$101,883

Net income					5,597				5,597
Other comprehensive income							3,980		3,980
Stock based compensation			134						134
Preferred stock discount accretion	6				(6)				0
Preferred stock dividends paid					(2,595)				(2,595)

Balance at December 31, 2014	30,000	62	21,795		77,375		(20,233)		108,999

Net income					 ~~10,876~~ 12,991				 ~~10,876~~ 12,991
Other comprehensive income							 ~~3,404~~ 1,289		 ~~3,404~~ 1,289
Stock based compensation		1	191						192
Preferred stock dividends paid					(2,700)				(2,700)

Balance at December 31, 2015	$30,000	$63	$21,986	$	 ~~85,551~~ 87,666	$	 ~~(16,829)$~~ (18,944)		$120,771

See notes to consolidated financial statements

31

First United Corporation and Subsidiaries

Consolidated Statement of Cash Flows

(In thousands)

	Year ended December 31,
	2015		2014
Operating activities
Net income	$	 ~~10,876~~ 12,991	$5,597
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses		1,054	2,513
Depreciation		1,768	1,938
Stock compensation		191	134
(Gain)/loss on sales of other real estate owned		(753)	944
Write-downs of other real estate owned		1,997	920
Gain on loan sales		(57)	(52)
Loss on disposal of fixed assets		3	58
Net amortization of investment securities discounts and premiums- AFS		659	215
Net amortization of investment securities discounts and premiums- HTM		73	33
Net (gain)/ loss on sales of investment securities – available-for-sale		 ~~2,559~~ (962)	41
Gain on sales of investment securities – held for trading		0	(1,100)
Amortization of deferred loan fees		(554)	(525)
Decrease in accrued interest receivable and other assets		 ~~2,817~~ 4,223	6,993
Deferred tax expense		3,855	636
Decrease in accrued interest payable and other liabilities		(1,143)	(13,066)
Earnings on bank owned life insurance		(1,146)	(1,392)
Net cash provided by operating activities		22,199	3,887

Investing activities
Proceeds from maturities/calls of investment securities available-for-sale		42,020	125,720
Proceeds from maturities/calls of investment securities held-to-maturity		7,525	4,927
Proceeds from sales of investment securities available-for-sale		60,598	56,838
Proceeds from sales of investment securities held for trading		0	1,100
Purchases of investment securities available-for-sale		(47,640)	(153,924)
Purchases of investment securities held-to-maturity		(3,709)	(6,575)
Proceeds from sales of other real estate owned		6,190	6,291
Proceeds from loan sales		6,433	5,946
Proceeds from disposal of fixed assets		31	0
Purchase of BOLI policy		(5,500)	0
Proceeds from BOLI death benefit		0	844
Net decrease in FHLB stock		1,620	389
Net increase in loans		(47,436)	(43,218)
Purchases of premises and equipment		(1,371)	(720)
Net cash provided by/(used in) investing activities		18,761	(2,382)

Financing activities
Net increase in deposits		17,471	3,920
Preferred stock dividends paid		(2,700)	(9,096)
Common Stock grants		1	0
Net decrease in short-term borrowings		(3,973)	(3,875)
Payments on long-term borrowings		(35,069)	(66)
Net cash used in financing activities		(24,270)	(9,117)
Increase/(decrease) in cash and cash equivalents		16,690	(7,612)
Cash and cash equivalents at beginning of the year		35,451	43,063
Cash and cash equivalents at end of period		$52,141	$35,451

Supplemental information
Interest paid		$9,811	$17,635
Taxes paid		$125	$0
Non-cash investing activities:
Transfers from loans to other real estate owned		$1,385	$4,056
Transfers from securities available for sale to held-to-maturity		$0	$103,934

See notes to consolidated financial statements

32

First United Corporation and Subsidiaries

Notes to Consolidated Financial Statements

1.	Summary of Significant Accounting Policies

Business

First United Corporation is a Maryland corporation chartered in 1985 and a bank holding company registered under the federal Bank Holding Company Act of 1956, as amended. First United Corporation’s primary business is serving as the parent company of First United Bank & Trust, a Maryland trust company (the “Bank”), First United Statutory Trust I (“Trust I”) and First United Statutory Trust II (“Trust II”), both Connecticut statutory business trusts, and First United Statutory Trust III, a Delaware statutory business trust (“Trust III” and together with Trust I and Trust II, the “Trusts”). The Trusts were formed for the purpose of selling trust preferred securities that qualified as Tier 1 capital. First United Corporation is also the parent company of First United Insurance Group, LLC, an inactive Maryland limited liability company that engaged in the general insurance agency business. The Bank has three wholly-owned subsidiaries: OakFirst Loan Center, Inc., a West Virginia finance company; OakFirst Loan Center, LLC, a Maryland finance company (collectively, the “OakFirst Loan Centers”); and First OREO Trust, a Maryland statutory trust formed for the purposes of servicing and disposing of the real estate that the Bank acquires through foreclosure or by deed in lieu of foreclosure. The Bank also owns 99.9% of the limited partnership interests in Liberty Mews Limited Partnership, a Maryland limited partnership formed for the purpose of acquiring, developing and operating low-income housing units in Garrett County, Maryland (“Liberty Mews”).

First United Corporation and its subsidiaries operate principally in four counties in Western Maryland and three counties in West Virginia.

As used in these Notes, the terms “the Corporation”, “we”, “us”, and “our” mean First United Corporation and, unless the context clearly suggests otherwise, its consolidated subsidiaries.

Basis of Presentation

The accompanying consolidated financial statements of the Corporation have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) as required by the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) that require management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities at the date of the financial statements as well as the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the assessment of other-than-temporary impairment (“OTTI”) pertaining to investment securities, potential impairment of goodwill, and the valuation of deferred tax assets. For purposes of comparability, certain prior period amounts have been reclassified to conform to the 2015 presentation. Such reclassifications had no impact on net income or equity.

The Corporation has evaluated events and transactions occurring subsequent to the statement of financial condition date of December 31, 2015 for items that should potentially be recognized or disclosed in these financial statements as prescribed by ASC Topic 855, Subsequent Events.

Principles of Consolidation

The consolidated financial statements of the Corporation include the accounts of First United Corporation, the Bank, OakFirst Loan Center, Inc., OakFirst Loan Center, LLC and First OREO Trust. All significant inter-company accounts and transactions have been eliminated.

First United Corporation determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity (“VIE”) in accordance with GAAP. Voting interest entities are entities in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make financial and operating decisions. The Corporation consolidates voting interest entities in which it has 100%, or at least a majority, of the voting interest. As defined in applicable accounting standards, a VIE is an entity that either (i) does not have equity investors with voting rights or (ii) has equity investors that do not provide sufficient financial resources for the entity to support its activities. A controlling financial interest in an entity exists when an enterprise has a variable interest, or a combination of variable interests that will absorb a majority of an entity’s expected losses, receive a majority of an entity’s expected residual returns, or both. The enterprise with a controlling financial interest, known as the primary beneficiary, consolidates the VIE.

33

The Corporation accounts for its investment in Liberty Mews, utilizing the effective yield method under guidance that applies specifically to investments in limited partnerships that operate qualified affordable housing projects. Under the effective yield method, the investor recognizes tax credits as they are allocated and amortizes the initial cost of the investment to provide a constant effective yield over the period that tax credits are allocated to the investor. The effective yield is the internal rate of return on the investment, based on the cost of the investment and the guaranteed tax credits allocated to the investor. The tax credit allocated, net of the amortization of the investment in the limited partnership, is recognized in the income statement as a component of income taxes attributable to continuing operations.

Significant Concentrations of Credit Risk

Most of the Corporation’s relationships are with customers located in Western Maryland and Northeastern West Virginia. At December 31, 2015, approximately 13%, or $110.0 million, of total loans were secured by real estate acquisition, construction and development projects, with $106.0 million performing according to their contractual terms and $4.0 million considered to be impaired based on management’s concerns about the borrowers’ ability to comply with present repayment terms. Of the $4.0 million in impaired loans, $3.0 million were classified as troubled debt restructurings (“TDRs”) performing in accordance with their modified terms, and $1.0 million were classified as non-performing loans at December 31, 2015. Additionally, loans collateralized by commercial rental properties represent 15% of the total loan portfolio as of December 31, 2015. Note 6 discusses the types of securities in which the Corporation invests and Note 7 discusses the Corporation’s lending activities.

Investments

The investment portfolio is classified and accounted for based on the guidance of ASC Topic 320, Investments – Debt and Equity Securities. Securities bought and held principally for the purpose of selling them in the near term are classified as trading account securities and reported at fair value with unrealized gains and losses included in net gains/losses in other operating income. Securities purchased with the intent and ability to hold the securities to maturity are classified as held-to-maturity securities and are recorded at amortized cost. All other investment securities are classified as available-for-sale. These securities are held for an indefinite period of time and may be sold in response to changing market and interest rate conditions or for liquidity purposes as part of our overall asset/liability management strategy. Available-for-sale securities are reported at market value, with unrealized gains and losses excluded from earnings and reported as a separate component of other comprehensive income included in consolidated statement of comprehensive income, net of applicable income taxes.

The amortized cost of debt securities is adjusted for the amortization of premiums to the first call date, if applicable, or to maturity, and for the accretion of discounts to maturity, or, in the case of mortgage-backed securities, over the estimated life of the security. Such amortization and accretion is included in interest income from investments. Interest and dividends are included in interest income from investments. Gains and losses on the sale of securities are recorded using the specific identification method.

Restricted Investment in Bank Stock

Restricted stock, which represents required investments in the common stock of the Federal Home Loan Bank (“FHLB”) of Atlanta, Atlantic Community Bankers Bank (“ACBB”) and Community Bankers Bank (“CBB”), is carried at cost and is considered a long-term investment.

Management evaluates the restricted stock for impairment in accordance with ASC Industry Topic 942, Financial Services – Depository and Lending, (942-325-35). Management’s evaluation of potential impairment is based on its assessment of the ultimate recoverability of the cost of the restricted stock rather than by recognizing temporary declines in value. The determination of whether a decline affects the ultimate recoverability is influenced by criteria such as (i) the significance of the decline in net assets of the issuing bank as compared to the capital stock amount for that bank and the length of time this situation has persisted, (ii) commitments by the issuing bank to make payments required by law or regulation and the level of such payments in relation to the operating performance of that bank, and (iii) the impact of legislative and regulatory changes on institutions and, accordingly, on the customer base of the issuing bank. Management has evaluated the restricted stock for impairment and believes that no impairment charge is necessary as of December 31, 2015 or 2014.

The Corporation recognizes dividends on a cash basis. For the years ended December 31, 2015 and December 31, 2014, dividends of $302,227 and $290,677, respectively, were recorded in income.

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Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or full repayment by the borrower are reported at their unpaid principal balance outstanding, adjusted for any deferred fees or costs pertaining to origination. Loans that management has the intent to sell are reported at the lower of cost or fair value determined on an individual basis.

The segments of the Bank’s loan portfolio are disaggregated to a level that allows management to monitor risk and performance. The commercial real estate (“CRE”) loan segment is further disaggregated into two classes. Non-owner occupied CRE loans, which include loans secured by non-owner occupied nonfarm nonresidential properties, generally have a greater risk profile than all other CRE loans, which include loans secured by farmland, multifamily structures and owner-occupied commercial structures. The acquisition and development (“A&D”) loan segment is further disaggregated into two classes. One-to-four family residential construction loans are generally made to individuals for the acquisition of and/or construction on a lot or lots on which a residential dwelling is to be built. All other A&D loans are generally made to developers or investors for the purpose of acquiring, developing and constructing residential or commercial structures. These loans have a higher risk profile because the ultimate buyer, once development is completed, is generally not known at the time of the A&D loan. The commercial and industrial (“C&I”) loan segment consists of loans made for the purpose of financing the activities of commercial customers. The residential mortgage loan segment is further disaggregated into two classes: amortizing term loans, which are primarily first liens, and home equity lines of credit, which are generally second liens. The consumer loan segment consists primarily of installment loans (direct and indirect) and overdraft lines of credit connected with customer deposit accounts.

Interest and Fees on Loans

Interest on loans (other than those on non-accrual status) is recognized based upon the principal amount outstanding. Loan fees in excess of the costs incurred to originate the loan are recognized as income over the life of the loan utilizing either the interest method or the straight-line method, depending on the type of loan. Generally, fees on loans with a specified maturity date, such as residential mortgages, are recognized using the interest method. Loan fees for lines of credit are recognized using the straight-line method.

A loan is considered to be past due when a payment has not been received for 30 days past its contractual due date. For all loan segments, the accrual of interest is discontinued when principal or interest is delinquent for 90 days or more unless the loan is well-secured and in the process of collection. All non-accrual loans are considered to be impaired. Interest payments received on non-accrual loans are applied as a reduction of the loan principal balance. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured. The Corporation’s policy for recognizing interest income on impaired loans does not differ from its overall policy for interest recognition.

Generally, consumer installment loans are not placed on non-accrual status, but are charged off after they are 120 days contractually past due. Loans other than consumer loans are charged-off based on an evaluation of the facts and circumstances of each individual loan.

Allowance for Loan Losses

An allowance for loan losses (“ALL”) is maintained to absorb losses from the loan portfolio. The ALL is based on management’s continuing evaluation of the risk characteristics and credit quality of the loan portfolio, assessment of current economic conditions, diversification and size of the portfolio, adequacy of collateral, past and anticipated loss experience, and the amount of non-performing loans.

The Corporation’s methodology for determining the ALL is based on the requirements of ASC Section 310-10-35, Receivables-Overall-Subsequent Measurement, for loans individually evaluated for impairment and ASC Subtopic 450-20, Contingencies-Loss Contingencies, for loans collectively evaluated for impairment, as well as the Interagency Policy Statements on the Allowance for Loan and Lease Losses and other bank regulatory guidance. The total of the two components represents the Bank’s ALL.

The Corporation maintains an ALL on unfunded commercial lending commitments and letters of credit to provide for the risk of loss inherent in these arrangements. The allowance is determined utilizing a methodology that is similar to that used to determine the ALL, modified to take into account the probability of a draw down on the commitment. This allowance is reported as a liability on the balance sheet within accrued interest payable and other liabilities. The balance in the liability account was $65,332 at December 31, 2015 and $51,950 at December 31, 2014.

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Premises and Equipment

Land is carried at cost. Premises and equipment are carried at cost, less accumulated depreciation. The provision for depreciation for financial reporting has been made by using the straight-line method based on the estimated useful lives of the assets, which range from 18 to 32 years for buildings and three to 20 years for furniture and equipment. Accelerated depreciation methods are used for income tax purposes.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the net assets acquired in business combinations. In accordance with ASC Topic 350, Intangibles - Goodwill and Other, goodwill is not amortized but is subject to an annual impairment test.

Bank-Owned Life Insurance (“BOLI”)

BOLI policies are recorded at their cash surrender values. Changes in the cash surrender values are recorded as other operating income.

Other Real Estate Owned

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less the cost to sell at the date of foreclosure, with any losses charged to the ALL, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Changes in the valuation allowance, sales gains and losses, and revenue and expenses from holding and operating properties are all included in net expenses from other real estate owned (“OREO”).

Income Taxes

First United Corporation and its subsidiaries file a consolidated federal income tax return. Income taxes are accounted for using the asset and liability method. Under the asset and liability method, the deferred tax liability or asset is determined based on the difference between the financial statement and tax bases of assets and liabilities (temporary differences) and is measured at the enacted tax rates that will be in effect when these differences reverse. Deferred tax expense is determined by the change in the net liability or asset for deferred taxes adjusted for changes in any deferred tax asset valuation allowance.

ASC Topic 740, Taxes, provides clarification on accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. We have not identified any income tax uncertainties.

State corporate income tax returns are filed annually. Federal and state returns may be selected for examination by the Internal Revenue Service and the states where we file, subject to statutes of limitations. At any given point in time, the Corporation may have several years of filed tax returns that may be selected for examination or review by taxing authorities.

Interest and penalties on income taxes are recognized as a component of income tax expense.

Defined Benefit Plans

The defined benefit pension plan and supplemental executive retirement plan are accounted for in accordance with ASC Topic 715, Compensation – Retirement Benefits. Under the provisions of Topic 715, the defined benefit pension plan and the supplemental executive retirement plan are recognized as liabilities in the Consolidated Statement of Financial Condition, and unrecognized net actuarial losses, prior service costs and a net transition asset are recognized as a separate component of other comprehensive loss, net of tax. Actuarial gains and losses in excess of 10 percent of the greater of plan assets or the pension benefit obligation are amortized over a blend of future service of active employees and life expectancy of inactive participants. Refer to Note 18 for a further discussion of the pension plan and supplemental executive retirement plan obligations.

Statement of Cash Flows

Cash and cash equivalents are defined as cash and due from banks and interest bearing deposits in banks in the Consolidated Statement of Cash Flows.

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Trust Assets and Income

Assets held in an agency or fiduciary capacity are not the Bank’s assets and, accordingly, are not included in the Consolidated Statement of Financial Condition. Income from the Bank’s trust department represents fees charged to customers and is recorded on an accrual basis.

Business Segments

The Corporation operates in one segment, community banking, as defined by ASC Topic 280, Segment Reporting. The Corporation in its entirety is managed and evaluated on an ongoing basis by First United Corporation’s Board of Directors and executive management, with no division or subsidiary receiving separate analysis regarding performance or resource allocation.

Equity Compensation Plan

At the 2007 Annual Meeting of Shareholders, First United Corporation’s shareholders approved the First United Corporation Omnibus Equity Compensation Plan (the “Omnibus Plan”), which authorizes the issuance of up to 185,000 shares of common stock pursuant to the grant of stock options, stock appreciation rights, stock awards, stock units, performance units, dividend equivalents, and other stock-based awards to employees or directors.

On June 18, 2008, the Board of Directors of First United Corporation adopted a Long-Term Incentive Program (the “LTIP”). This program was adopted as a sub-plan of the Omnibus Plan to reward participants for increasing shareholder value, align executive interests with those of shareholders, and serve as a retention tool for key executives. Under the LTIP, participants are granted shares of restricted common stock of First United Corporation. The amount of an award is based on a specified percentage of the participant’s salary as of the date of grant. These shares will vest if the Corporation meets or exceeds certain performance thresholds.

The Corporation applies the provisions of ASC Topic 718, Compensation-Stock Compensation, in measuring and disclosing stock compensation cost. The measurement objective in ASC Paragraph 718-10-30-6 requires public companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award. The cost is recognized in expense over the period in which an employee is required to provide service in exchange for the award (the vesting period).

Stock-based awards were made to non-employee directors in May 2015 pursuant to First United Corporation’s director compensation policy. Beginning May 2014, each director receives an annual retainer of 1,000 shares of First United Corporation common stock, plus $10,000, all or some of which may be paid, at the director’s election, in cash or additional shares of common stock. Prior to May 2014, directors received shares of common stock valued at $5,000 plus $10,000 in cash or additional shares of common stock. In 2014 and 2015, a total of 17,779 and 16,022, respectively, fully-vested shares of common stock were issued to directors, which had a fair market value of $8.78 and $8.96 per share, respectively. Director stock compensation expense was $134,060 for the year ended December 31, 2014 and $147,738 for the year ended December 31, 2015.

In January 2015, a one-time stock grant was awarded to one executive officer in the amount of 4,845 shares at a fair market value of $8.63. In February 2015, a one-time stock grant was awarded to one executive officer in the amount of 5,387 shares at a fair market value of $8.76. These shares have a two-year vesting period. Executive stock compensation expense was $43,475 for the year ended December 31, 2015. Executive stock compensation expense remaining at December 31, 2015 was $45,527.

Stock Repurchases

Under the Maryland General Corporation Law, shares of capital stock that are repurchased are cancelled and treated as authorized but unissued shares. When a share of capital stock is repurchased, the payment of the repurchase price reduces stated capital by the par value of that share (currently, $0.01 for common stock and $0.00 for preferred stock), and any excess over par value reduces capital surplus. There were no stock repurchases in 2015 and 2014.

Adoption of New Accounting Standards and Effects of New Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). ASU 2016-02 is intended to improve financial reporting about leasing transactions by requiring organizations that lease assets – referred to as “lessees” – to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases. Under the new guidance, a lessee will be required to recognize assets and liabilities for leases with lease terms of more than 12 months. The amendments will require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases. ASU 2016-02 applies to all public business entities for annual and interim periods after December 15, 2018, and for all other entities for annual periods beginning after December 15, 2019 and interim periods beginning after December 15, 2020 with early adoption permitted. The Corporation is evaluating the provisions of ASU 2016-02, but believes that its adoption will not have a material impact on the Corporation’s financial condition or results of operations.

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In January 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-01, Financial Instruments – Overall (Subtopic 825-10). The update requires all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). The update also requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition, the update eliminates the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities and the requirement for to disclose the methods and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measure at amortized cost on the balance sheet for public entities. For public business entities, the amendments are effective for annual periods beginning after December 15, 2017, including interim periods within the annual period, and for all other entities, effective for annual periods beginning after December 15, 2018 and interim periods within annual periods beginning after December 15, 2019. Early application is permitted. The Corporation is evaluating the provisions of ASU 2016-01, but believes that its adoption will not have a material impact on the Corporation’s financial condition or results of operations.

In November 2015, the FASB issued Accounting Standards Update (“ASU”) 2015-17, Income Taxes (Topic 874): Balance Sheet Classification of Deferred Taxes. ASU 2015-17 eliminates the guidance in Topic 740, Income Taxes, that required an entity to separate deferred tax liabilities and assets between current and noncurrent amounts in a classified balance sheet. The amendments require that all deferred tax liabilities and assets of the same tax jurisdiction or a tax filing group, as well as any related valuation allowance, be offset and presented as a single noncurrent amount in a classified balance sheet. Prior U.S. GAAP required that in a classified balance sheet, deferred tax liabilities and assets be separated into a current and a noncurrent amounts on the basis of the classification of the related asset or liability. If deferred tax liabilities and assets did not relate to a specific asset or liability, such as a carryforward, they were classified according to the expected reversal date of the temporary difference. ASU 2015-17 applies to all public business entities for annual and interim periods beginning after December 15, 2016, and for all other entities for annual periods beginning after December 15, 2017 and for interim periods beginning after December 15, 2018. The Corporation is evaluating the provisions of ASU 2015-17, but believes that its adoption will not have a material impact on the Corporation’s financial condition or results of operations.

In February 2015, the FASB issued Accounting Standards Update (“ASU”) 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis. ASU 2015-02 changes the consolidation analysis for all reporting entities. The changes primarily affect the consolidation of limited partnerships and their equivalents (e.g., limited liability companies), as well as structured vehicles such as collateralized debt obligations. The ASU simplifies U.S. GAAP by eliminating entity specific consolidation guidance for limited partnerships. It also revises other aspects of the consolidation analysis, including how kick-out rights, fee arrangements and related parties are assessed. The amendments rescind the indefinite deferral of FASB Statement 167 for certain investment funds and replace it with a permanent scope exception for money market funds. The ASU applies to all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015, with early adoption permitted. The Corporation is evaluating the provisions of ASU 2015-02, but believes that its adoption will not have a material impact on the Corporation’s financial condition or results of operations.

In January 2015, the FASB issued ASU 2015-01, Income Statement – Extraordinary and Unusual Items (Subtopic 225-20): Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items. ASU 2015-01 eliminates the requirement in Subtopic 225-20 to consider whether an underlying event or transaction is extraordinary and if so to separately present the item in the income statement net of tax, after income from continuing operations. Items that are either unusual in nature or infrequently occurring will continue to be reported as a separate component of income from continuing operations. Alternatively, these amounts may still be disclosed in the notes to the financial statements. The same requirement has been expanded to include items that are both unusual and infrequent, (i.e., they should be separately presented as a component of income from continuing operations or disclosed in the footnotes). The ASU applies to all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted, and the Corporation adopted ASU 2015-01 effective January 1, 2015, which had no material impact on the Corporation’s financial condition or results of operations.

In August 2014, the FASB issued ASU 2014-14, Classification of Certain Government-Guaranteed Mortgage Loans Upon Foreclosure, an amendment of ASC Subtopic 310-40, Receivables – Troubled Debt Restructurings by Creditors. ASU 2014-14 specifies that a mortgage loan be derecognized and a separate other receivable be recognized upon foreclosure if the loan has a government guarantee that is not separable from the loan before foreclosure; and at the time of foreclosure, the creditor has the intent to convey the real estate to the guarantor and make a claim on the guarantee, and the creditor has the ability to recover under the amount of the claim, which must be a fixed amount determined on the basis of the fair value of the real estate. On January 1, 2015, the Corporation adopted the amendments in ASU 2014-14 using the prospective transition method, with no material impact on the Corporation’s financial condition or results of operations.

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In June 2014, the FASB issued ASU 2014-11, Repurchase-to Maturity Transactions, Repurchase Financings, and Disclosures, an amendment of ASC Topic 860, Transfers and Servicing. The amendments in ASU 2014-11 require repurchase-to-maturity transactions to be accounted for as secured borrowing transactions on the balance sheet, rather than sales; and for repurchase financing arrangements, require separate accounting for a transfer of a financial asset executed contemporaneously with (or in contemplation of) a repurchase agreement with the same counterparty, which also will generally result in secured borrowing accounting for the repurchase agreement. The ASU also introduces new disclosures to increase transparency about the types of collateral pledged for repurchase agreements, securities lending transactions, and repurchase-to-maturity transactions that are accounted for as secured borrowings, and requires a transferor to disclose information about transactions accounted for as a sale in which the transferor retains substantially all of the exposure to the economic return on the transferred financial assets through an agreement with the transferee. On January 1, 2015, the Corporation adopted the amendments in ASU 2014-11, with no material impact on the Corporation’s financial condition or results of operations. The disclosures required by the ASU are found in Note 12.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which establishes a comprehensive revenue recognition standard for virtually all industries under U.S. GAAP, including those that previously followed industry-specific guidance such as the real estate, construction and software industries. ASU 2014-09 specifies that an entity shall recognize revenue when, or as, the entity satisfies a performance obligation by transferring a promised good or service (i.e. an asset) to a customer. An asset is transferred when, or as, the customer obtains control of the asset. Entities are required to disclose qualitative and quantitative information on the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. ASU 2014-09 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016, with early adoption not permitted. In August 2015, the FASB issued ASU 2015-14 to defer the date of ASU 2014-09 by one year to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application would be permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Corporation is evaluating the provisions of ASU 2014-09, but believes that its adoption will not have a material impact on the Corporation’s financial condition or results of operations.

In January 2014, the FASB issued ASU 2014-04, Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure, which provides guidance clarifying when an in substance repossession or foreclosure occurs that would require a loan receivable to be derecognized and the real estate property recognized. ASU 2014-04 specifies the circumstances when a creditor should be considered to have received physical possession of the residential real estate property collateralizing a consumer mortgage loan, and requires interim and annual disclosure of both the amount of foreclosed residential real estate property held by the creditor and the recorded investment in consumer mortgage loans collateralized by residential real estate that are in the process of foreclosure. On January 1, 2015, the Corporation adopted the amendments in ASU 2014-04 using the prospective transition method. The adoption had no material impact on the Corporation’s financial condition or results of operations.

In January 2014, the FASB issued ASU 2014-01, Accounting for Investments in Qualified Affordable Housing Projects, which provides amendments and guidance on accounting for investments by a reporting entity in flow-through limited liability entities that manage or invest in affordable housing projects that qualify for the low-income housing tax credit. The amendments permit reporting entities to make an accounting policy election to account for their investments in qualified affordable housing projects using the proportional amortization method if certain conditions are met. A reporting entity that uses the effective yield method to account for its investments in qualified affordable housing projects before the date of adoption may continue to apply the effective yield method for those preexisting investments. Additional disclosure requirements are applicable to all reporting entities, regardless of whether the election is made. On January 1, 2015, the Corporation adopted the amendments in ASU 2014-01. As of that date, the Corporation had a single investment in a flow-through limited liability entity that invests in an affordable housing project, for which it currently utilizes the effective yield method to account for its investment. As permitted by the ASU, the Corporation did not change its method of accounting. The disclosures required by the ASU are found in Note 15.

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2.	Earnings Per Common Share

Basic earnings per common share is derived by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period and does not include the effect of any potentially dilutive common stock equivalents. Diluted earnings per share is derived by dividing net income available to common shareholders by the weighted-average number of shares outstanding, adjusted for the dilutive effect of outstanding common stock equivalents. There were no common stock equivalents at December 31, 2015 or December 31, 2014.

The following table sets forth the calculation of basic and diluted earnings per common share for the years ended December 31, 2015 and 2014:

	2015				2014
			Average	Per Share		Average	Per Share
(in thousands, except for per share amount)	Income		Shares	Amount	Income	Shares	Amount
Basic and Diluted Earnings Per Share:
Net income	$	~~10,876~~12,991			$5,597
Preferred stock dividends paid		(2,700)			(2,595)
Discount accretion on preferred stock		0			(6)
Net income available to common shareholders	$	 ~~8,176~~ 10,291	6,249	$ ~~1.31~~ 1.65	$2,996	6,222	$0.48

3.	Net ~~(Losses)/~~Gains

The following table summarizes the (loss)/gain activity for the years ended December 31, 2015 and 2014:

(in thousands)	2015	2014
Net (losses)/gains – other:
Available-for-sale securities:
Realized gains	$1,609	$427
Realized losses	(~~4,168~~647)	(468)
Held-for-trading securities:
Realized gains	0	1,100
Gain on sale of consumer loans	57	52
Loss on disposal of fixed assets	(3)	(58)
Net ~~(losses)/~~gains – other	$  ~~(2,505)~~ 1,016	$1,053
Net ~~(losses)/~~gains	$  ~~(2,505)~~ 1,016	$1,053

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4.	Regulatory Capital Requirements

We require capital to fund loans, satisfy our obligations under the Bank’s letters of credit, meet the deposit withdrawal demands of the Bank’s customers, and satisfy our other monetary obligations. To the extent that deposits are not adequate to fund our capital requirements, we can rely on a number of funding sources, including an unsecured Fed Funds lines of credit with upstream correspondent banks; secured advances with the FHLB of Atlanta, which are collateralized by eligible one to four family residential mortgage loans, home equity lines of credit, commercial real estate loans, and various securities. Cash may also be pledged as collateral. In addition, First United Corporation has a secured line of credit with the Fed Discount Window for use in borrowing funds up to 90 days, using municipal securities as collateral; brokered deposits, including CDs and money market funds; and One Way Buy CDARS/ ICS funding, which is a form of brokered deposits that has become a viable supplement to brokered deposits obtained directly. At December 31, 2015, the Bank had $70.0 million available through unsecured lines of credit with correspondent banks, $17.2 million through a secured line of credit with the Fed Discount Window and approximately $104.2 million at the FHLB. Management is not aware of any demands, commitments, events or uncertainties that are likely to materially affect our ability to meet our future capital requirements.

	Actual			For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
(in thousands)	Amount		Ratio	Amount	Ratio	Amount	Ratio
December 31, 2015
Total Capital (to risk-weighted assets)
Consolidated	$	~~172,119~~ 173,124	~~17.37~~ 17.21%	$79,276	8.00%	$99,095	10.00%
First United Bank & Trust		~~149,580~~149,775	~~16.24~~ 16.29%	73,714	8.00%	92,143	10.00%
Tier 1 Capital (to risk-weighted assets)
Consolidated		~~151,729~~ 153,283	~~15.31~~ 15.24%	59,457	6.00%	79,276	8.00%
First United Bank & Trust		~~138,033~~ 138,243	~~14.99~~ 15.03%	55,286	6.00%	73,714	8.00%
Common Equity Tier 1 Capital (to risk-weighted assets)
Consolidated		~~98,286~~ 100,485	~~9.92~~ 9.99%	44,593	4.50%	64,412	6.50%
First United Bank & Trust		~~138,033~~ 138,243	~~14.99~~15.03%	41,464	4.50%	59,893	6.50%
Tier 1 Capital (to average assets)
Consolidated		~~151,729~~ 153,283	~~11.51~~ 11.64%	52,833	4.00%	66,041	5.00%
First United Bank & Trust		~~138,033~~ 138,243	~~10.52~~ 10.53%	52,346	4.00%	65,432	5.00%

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
(in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2014
Total Capital (to risk-weighted assets)
Consolidated	$161,377	15.40%	$83,851	8.00%	$104,813	10.00%
First United Bank & Trust	162,550	15.60%	83,379	8.00%	104,224	10.00%
Tier 1 Capital (to risk-weighted assets)
Consolidated	149,130	14.23%	41,925	4.00%	62,888	6.00%
First United Bank & Trust	150,433	14.43%	41,689	4.00%	62,534	6.00%
Tier 1 Capital (to average assets)
Consolidated	149,130	11.29%	52,846	4.00%	66,057	5.00%
First United Bank & Trust	150,433	11.43%	52,642	4.00%	65,803	5.00%

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As of December 31, 2014 and 2015, the most recent notifications from the regulators categorized First United Corporation and the Bank as “well capitalized” under the regulatory framework for prompt corrective action. On a consolidated basis, all capital ratios increased at December 31, 2015 when compared to December 31, 2014. The consolidated total risk-based capital ratios include $40.3 million of First United Corporation’s junior subordinated debentures (“TPS Debentures”) which qualified as Tier 1 capital at December 31, 2015 under guidance issued by the Board of Governors of the Federal Reserve System (the “Federal Reserve”).

At the Bank level, the ratios increased from December 31, 2014 to December 31, 2015 primarily due to the increase in earnings in 2015.

As of December 31, 2015, we were in compliance with the requirements as set forth in the final rules.

First United Corporation’s Board of Directors suspended the payment of dividends on the common stock in December 2010 when it approved the above-mentioned deferral of dividends on the Series A Preferred Stock, and this suspension remains in effect.

5.	Cash and Cash Equivalents

Cash and due from banks, which represents vault cash in the retail offices and invested cash balances at the Federal Reserve, is carried at fair value.

(in thousands)	December 31, 2015	December 31, 2014
Cash and due from banks, weighted average interest rate of 0.12% (at December 31, 2015)	$50,188	$27,554

Interest bearing deposits in banks, which represent funds invested at a correspondent bank, are carried at fair value and, as of December 31, 2015 and 2014, consisted of daily funds invested at the FHLB of Atlanta, First Tennessee Bank (“FTN”), and M&T Bank (“M&T”).

(in thousands)	December 31, 2015	December 31, 2014
FHLB daily investments, interest rate of 0.25% (at December 31, 2015)	$742	$983
FTN daily investments, interest rate of 0.20% (at December 31, 2015)	200	850
M&T daily investments, interest rate of 0.15% (at December 31, 2015)	1,011	6,064
	$1,953	$7,897

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6.	Investment Securities

The following table shows a comparison of amortized cost and fair values of investment securities at December 31, 2015 and 2014:

(in thousands)	Amortized Cost		Gross Unrealized Gains	Gross Unrealized Losses		Fair Value	OTTI in AOCL
December 31, 2015
Available for Sale:
U.S. government agencies		$34,079	$14		$129	$33,964		$0
Residential mortgage-backed agencies		14,285	105		220	14,170		0
Commercial mortgage-backed agencies		43,780	52		196	43,636		0
Collateralized mortgage obligations		9,690	43		123	9,610		0
Obligations of states and political subdivisions		45,949	915		223	46,641		0
Collateralized debt obligations		~~25,766~~ 29,287	0		~~3,555~~7,076	22,211		~~(799)~~ 3,257
Total available for sale	$	 ~~173,549~~ 177,070	$1,129	$	~~4,446~~ 7,976	$170,232	$	~~(799)~~ 3,257
Held to Maturity:
U.S. government agencies		$24,704	$634		$0	$25,338		$0
Residential mortgage-backed agencies		53,734	276		98	53,912		0
Commercial mortgage-backed agencies		18,078	171		17	18,232		0
Collateralized mortgage obligations		6,419	0		122	6,297		0
Obligations of states and political subdivisions		2,625	338		0	2,963		0
Total held to maturity		$105,560	$1,419		$237	$106,742		$0

December 31, 2014
Available for Sale:
U.S. treasuries		$29,607	$0		$11	$29,596		$0
U.S. government agencies		39,077	117		253	38,941		0
Residential mortgage-backed agencies		45,175	510		412	45,273		0
Commercial mortgage-backed agencies		26,007	53		103	25,957		0
Collateralized mortgage obligations		8,611	96		0	8,707		0
Obligations of states and political subdivisions		46,151	1,413		260	47,304		0
Collateralized debt obligations		37,117	1,155		12,933	25,339		6,143
Total available for sale		$231,745	3,344		13,972	221,117		6,143
Held to Maturity:
U.S. government agencies		$24,520	$514		$0	$25,034		$0
Residential mortgage-backed agencies		58,400	613		5	59,008		0
Commercial mortgage-backed agencies		16,425	312		0	16,737		0
Collateralized mortgage obligations		7,379	5		0	7,384		0
Obligations of states and political subdivisions		2,725	0		117	2,608		0
Total held to maturity		$109,449	$1,444		$122	$110,771		$0

43

Proceeds from sales of available-for-sale securities and the realized gains and losses for the years ended December 31, 2015 and 2014 are as follows:

(in thousands)	2015	2014
Proceeds	$60,598	$56,838
Realized gains	1,609	427
Realized losses	 ~~4,168~~ 647	468

44

The following table shows the Corporation’s securities with gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized position, at December 31, 2015 and 2014:

	Less than 12 months		12 months or more
(in thousands)	Fair Value	Unrealized Losses	Fair Value		Unrealized Losses
December 31, 2015
Available for Sale:
U.S. government agencies	$23,929	$129		$0		$0
Residential mortgage-backed agencies	0	0		8,051		220
Commercial mortgage-backed agencies	25,858	196		0		0
Collateralized mortgage obligations	5,299	123		0		0
Obligations of states and political subdivisions	11,537	104		4,048		119
Collateralized debt obligations	0	0		~~7,688~~22,211		~~3,555~~ 7,076
Total available for sale	$66,623	$552	$	~~19,787~~34,310	$	~~3,894~~ 7,415
Held to Maturity:
U.S. government agencies	$0	$0		$0		$0
Residential mortgage-backed agencies	11,085	98		0		0
Commercial mortgage-backed agencies	~~9518~~9,518	17		0		0
Collateralized mortgage obligations	~~6297~~6,297	122		0		0
Obligations of states and political subdivisions	0	0		0		0
Total held to maturity	$26,900	$237		$0		$0

December 31, 2014
Available for Sale:
U.S. treasuries	$27,096	$11		$0		$0
U.S. government agencies	0	0		18,819		253
Residential mortgage-backed agencies	0	0		17,918		412
Commercial mortgage-backed agencies	12,298	97		973		6
Collateralized mortgage obligations	0	0		0		0
Obligations of states and political subdivisions	0	0		8,981		260
Collateralized debt obligations	0	0		20,290		12,933
Total available for sale	$39,394	$108		$66,981		$13,864
Held to Maturity:
U.S. government agencies	$0	$0		$0		$0
Residential mortgage-backed agencies	3,850	5		0		0
Commercial mortgage-backed agencies	0	0		0		0
Collateralized mortgage obligations	0	0		0		0
Obligations of states and political subdivisions	0	0		2,608		117
Total held to maturity	$3,850	$5		$2,608		$117

45

Management systematically evaluates securities for impairment on a quarterly basis. Based upon application of accounting guidance for subsequent measurement in ASC Topic 320 (ASC Section 320-10-35), management assesses whether (i) the Corporation has the intent to sell a security being evaluated and (ii) it is more likely than not that the Corporation will be required to sell the security prior to its anticipated recovery. If neither applies, then declines in the fair values of securities below their cost that are considered other-than-temporary declines are split into two components. The first is the loss attributable to declining credit quality. Credit losses are recognized in earnings as realized losses in the period in which the impairment determination is made. The second component consists of all other losses, which are recognized in other comprehensive loss. In estimating OTTI losses, management considers (a) the length of time and the extent to which the fair value has been less than cost, (b) adverse conditions specifically related to the security, an industry, or a geographic area, (c) the historic and implied volatility of the fair value of the security, (d) changes in the rating of the security by a rating agency, (e) recoveries or additional declines in fair value subsequent to the balance sheet date, (f) failure of the issuer of the security to make scheduled interest or principal payments, and (g) the payment structure of the debt security and the likelihood of the issuer being able to make payments that increase in the future. Management also monitors cash flow projections for securities that are considered beneficial interests under the guidance of ASC Subtopic 325-40, Investments – Other – Beneficial Interests in Securitized Financial Assets, (ASC Section 325-40-35).

Management believes that the valuation of certain securities is a critical accounting policy that requires significant estimates in preparation of its consolidated financial statements. Management utilizes an independent third party to prepare both the impairment valuations and fair value determinations for its collateralized debt obligation (“CDO“) portfolio consisting of pooled trust preferred securities. Based on management’s review of the third party evaluations, management believes that there were no material differences in the valuations between December 31, 2015 and December 31, 2014.

U.S. Government Agencies – Available for Sale – There were four U.S. government agencies in an unrealized loss position for less than 12 months as of December 31, 2015. There were no U.S. government agencies in an unrealized loss position for 12 months or more. The securities are of the highest investment grade and the Corporation does not intend to sell them, and it is not more likely than not that the Corporation will be required to sell them before recovery of their amortized cost basis, which may be at maturity. Accordingly, management does not consider these investments to be other-than-temporarily impaired at December 31, 2015.

Residential Mortgage-Backed Agencies – Available for Sale - There were no residential mortgage-backed agencies in an unrealized loss position for less than 12 months as of December 31, 2015. There was one residential mortgage-backed agency security in an unrealized loss position for 12 months or more. The security is of the highest investment grade and the Corporation does not intend to sell it, and it is not more likely than not that the Corporation will be required to sell the security before recovery of its amortized cost basis, which may be at maturity. Accordingly, management does not consider this investment to be other-than-temporarily impaired at December 31, 2015.

Commercial Mortgage-Backed Agencies – Available for Sale – There were six commercial mortgage-backed agencies in an unrealized loss position for less than 12 months as of December 31, 2015. The securities are of the highest investment grade and the Corporation does not intend to sell them, and it is not more likely than not that the Corporation will be required to sell them before recovery of their amortized cost basis, which may be at maturity. Accordingly, management does not consider these investments to be other-than-temporarily impaired at December 31, 2015. There were no commercial mortgage-backed agency securities in an unrealized loss position for 12 months or more.

Collateralized Mortgage Obligations – Available for Sale – There was one collateralized mortgage obligation in an unrealized loss position for less than 12 months as of December 31, 2015. The security is of the highest investment grade and the Corporation does not intend to sell it, and it is not more likely than not that the Corporation will be required to sell it before recovery of its amortized cost basis, which may be at maturity. Accordingly, management does not consider this investment to be other-than-temporarily impaired at December 31, 2015. There were no collateralized mortgage obligations in an unrealized loss position for 12 months or more.

Obligations of State and Political Subdivisions – Available for Sale – There were five obligations of state and political subdivisions that have been in an unrealized loss position for less than 12 months at December 31, 2015. There was one security that has been in an unrealized loss position for 12 months or more. These investments are of investment grade as determined by the major rating agencies and management reviews the ratings of the underlying issuers and performs an in-depth credit analysis on the securities. Management believes that this portfolio is well-diversified throughout the United States, and all bonds continue to perform according to their contractual terms. The Corporation does not intend to sell these investments and it is not more likely than not that the Corporation will be required to sell the investments before recovery of their amortized cost basis, which may be at maturity. Accordingly, management does not consider these investments to be other-than-temporarily impaired at December 31, 2015.

Collateralized Debt Obligations – Available for Sale - The ~~$3.6 million~~ $7.1million in unrealized losses greater than 12 months at December 31, 2015 relates to ~~four~~ twelve pooled trust preferred securities that are included in the CDO portfolio. See Note 24 for a discussion of the methodology used by management to determine the fair values of these securities. Based upon a review of credit quality and the cash flow tests performed by the independent third party, management determined that there were no securities that had credit-related non-cash OTTI charges during 2015. The unrealized losses on the remaining securities in the portfolio are primarily attributable to continued depression in market interest rates, marketability, liquidity and the current economic environment.

46

U.S. Government Agencies – Held to Maturity – There were no U.S. government agencies in an unrealized loss position as of December 31, 2015.

Residential Mortgage-Backed Agencies – Held to Maturity - Nine residential mortgage-backed agencies have been in an unrealized loss position for less than 12 months as of December 31, 2015. The securities are of the highest investment grade and the Corporation has the intent and ability to hold the investments to maturity. Accordingly, management does not consider these investments to be other-than-temporarily impaired at December 31, 2015. There were no residential mortgage-backed agencies in an unrealized loss position for 12 months or more.

Commercial Mortgage-Backed Agencies – Held to Maturity – There was one commercial mortgage-backed agency in an unrealized loss position for less than 12 months as of December 31, 2015. The security is of the highest investment grade and the Corporation has the intent and ability to hold the investment to maturity. Accordingly, management does not consider this investment to be other-than-temporarily impaired at December 31, 2015. There were no commercial mortgage-backed agencies in an unrealized loss position for 12 months or more.

Collateralized Mortgage Obligations – Held to Maturity – There was one collateralized mortgage obligations in an unrealized loss position for less than 12 months as of December 31, 2015. The security is of the highest investment grade and the Corporation has the intent and ability to hold the investment to maturity. Accordingly, management does not consider this investment to be other-than-temporarily impaired at December 31, 2015. There were no collateralized mortgage obligations in an unrealized loss position for 12 months or more.

Obligations of State and Political Subdivisions – Held to Maturity – There were no obligations of state and political subdivisions in the Held to Maturity portfolio as of December 31, 2015 in a loss position.

Due to the duration and significant market value decline in the pooled trust preferred securities held in our portfolio, we performed more extensive testing on these securities for purposes of evaluating whether or not an OTTI has occurred.

The market for these securities as of December 31, 2015 is not active and markets for similar securities are also not active. The inactivity was evidenced in 2008 first by a significant widening of the bid-ask spread in the brokered markets in which these securities trade and then by a significant decrease in the volume of trades relative to historical levels. The new issue market is also inactive, as no new CDOs have been issued since 2007. There are currently very few market participants who are willing to transact for these securities. The market values for these securities, or any securities other than those issued or guaranteed by the Treasury, are very depressed relative to historical levels. Therefore, in the current market, a low market price for a particular bond may only provide evidence of stress in the credit markets in general rather than being an indicator of credit problems with a particular issue. Given the conditions in the current debt markets and the continued absence of observable transactions in the secondary and new issue markets, management has determined that (i) the few observable transactions and market quotations that are available are not reliable for the purpose of obtaining fair value at December 31, 2015, (ii) an income valuation approach technique (i.e. present value) that maximizes the use of relevant observable inputs and minimizes the use of observable inputs will be equally or more representative of fair value than a market approach, and (iii) the CDO segment is appropriately classified within Level 3 of the valuation hierarchy because management determined that significant adjustments were required to determine fair value at the measurement date.

Management utilizes an independent third party to assist the Corporation with both the evaluations of OTTI and the fair value determinations for our CDO portfolio. Management believes that there were no material differences in the impairment evaluations and pricing between December 31, 2014 and December 31, 2015.

The approach of the third party to determine fair value involved several steps, including detailed credit and structural evaluation of each piece of collateral in each bond, default, recovery and prepayment/amortization probabilities for each piece of collateral in the bond, and discounted cash flow modeling. The discount rate methodology used by the third party combines a baseline current market yield for comparable corporate and structured credit products with adjustments based on evaluations of the differences found in structure and risks associated with actual and projected credit performance of each CDO being valued. Currently, there is an active and liquid trading market only for stand-alone trust preferred securities. Therefore, adjustments to the baseline discount rate are also made to reflect the additional leverage found in structured instruments.

On December 10, 2013, to implement Section 619 of the Dodd-Frank Act, the Treasury, the federal banking regulators including FDIC, and the Securities and Exchange Commission (the “SEC”) adopted the Volcker Rule. The Volcker Rule prohibits a banking institution from acquiring or retaining an “ownership interest” in a “covered fund”. A “covered fund” is (a) an entity that would be an investment company under the Investment Company Act of 1940, as amended, but for the exemptions contained in Section 3(c)(1) or Section 3(c)(7) of that Act, (b) a commodity pool with certain characteristics, and/or (c) a non-US entity with certain characteristics that is sponsored or owned by a banking entity located or organized in the US. The term “ownership interest” is defined as “any equity, partnership, or other similar interest.”

47

On January 14, 2014, the federal banking agencies adopted a final interim rule that exempts CDOs from the scope of the Volcker Rule if they were issued in offerings in which, among other things, the proceeds were used primarily to purchase securities issued by depository institutions and their affiliates. In connection with that final interim rule, the agencies published a non-exclusive list of exempt offerings.

Of the 12 CDOs held by the Bank, 10 were issued in exempt offerings. The two remaining CDOs are collateralized primarily by securities issued by insurance companies and are not included in the agencies’ list of exempt offerings, which fact required management to make a determination as to whether the CDOs constituted an “ownership interest” in a “covered fund”, such that the Bank would be required to dispose of them pursuant to the Volcker Rule. To make this determination, management conducted a thorough review of the Indentures that govern the CDOs and the other offering materials used by the issuers to offer and sell the CDOs.

The Volcker Rule defines an “ownership interest” as an equity, partnership or other similar interest. The CDOs are debt securities (promissory notes) issued by corporations that call for regularly-scheduled payments of principal and interest, with interest calculated either at a fixed-rate or at a rate that is tied to LIBOR. Accordingly, none of the CDOs represent an equity or partnership interest in the issuers. In their adopting rule release, the agencies stated that debt securities evidencing “typical extensions of credit” – those that “provide for payment of stated principal and interest calculated at a fixed rate or at a floating rate based on an index or interbank rate” – do not generally meet the definition of “other similar interest”. To be considered an “other similar interest”, a debt security must exhibit one or more of seven specified characteristics identified in the Volcker Rule on a current, future, or contingent basis.

Based on its review, management concluded that the two CDOs evidences “typical extensions of credit” and do not exhibit any of these seven characteristics. Accordingly, management concluded that the two CDOs constitutes an “ownership interest” as defined by the Volcker Rule and that, therefore, as of December 31, 2015, the Corporation has the current intent and ability to hold these CDOs until maturity.

During the first quarter of 2014 and following the promulgation of the Volcker Rule, the fair value of the CDO portfolio improved significantly. The improvement was due to several factors including improved financial condition of the issuers, improved cash flows and a lower discount rate. As the issuers resumed payments of previously deferred interest during the quarter, cash flow projections for the securities increased. In addition, the discount rate utilized in the cash flow models was reduced as the base line current market yield for comparable corporate and structured products improved and the projected credit performance of the CDOs improved with favorable market conditions. The resulting increase in cash flow projections over the remaining life of the securities yielded a higher fair market value.

The following table presents a cumulative roll-forward of the amount of non-cash OTTI charges related to credit losses which have been recognized in earnings for the trust preferred securities in the CDO portfolio held and not intended to be sold for the years ended December 31, 2015 and 2014:

(in thousands)	2015	2014
Balance of credit-related OTTI at January 1	$12,583	$13,422
Decreases for previously recognized credit-related OTTI because there was an intent to sell	(10,029)	(165)
Additions for decreases in cash flows expected to be collected	602	0
Reduction for increases in cash flows expected to be collected	(23)	(674)
Balance of credit-related OTTI at December 31	$3,133	$12,583

48

The amortized cost and estimated fair value of securities by contractual maturity at December 31, 2015 are shown in the following table. Actual maturities will differ from contractual maturities because the issuers of the securities may have the right to call or prepay obligations with or without call or prepayment penalties.

(in thousands)	Amortized Cost		Fair Value
Contractual Maturity
Available for sale:
Due in one year or less		$0	$0
Due after one year through five years		37,577	37,593
Due after five years through ten years		16,147	16,676
Due after ten years		 ~~52,070~~ 55,591	48,547
		~~105,794~~109,315	102,816
Residential mortgage-backed agencies		14,285	14,170
Commercial mortgage-backed agencies		43,780	43,636
Collateralized mortgage obligations		9,690	9,610
Total available for sale	$	 ~~173,549~~ 177,070	$170,232
Held to Maturity:
Due after five years through ten years		$15,604	$16,116
Due after ten years		11,725	12,185
		27,329	28,301
Residential mortgage-backed agencies		53,734	53,912
Commercial mortgage-backed agencies		18,078	18,232
Collateralized mortgage obligations		6,419	6,297
Total held to maturity		$105,560	$106,742

At December 31, 2015 and 2014, investment securities with a value of $140.0 million and $192.0 million, respectively, were pledged as permitted or required to secure public deposits, for securities sold under agreements to repurchase as required or permitted by law and as collateral for borrowing capacity.

7.	Loans and Related Allowance for Loan Losses

The following table summarizes the primary segments of the loan portfolio as of December 31, 2015 and December 31, 2014:

(in thousands)	Commercial Real Estate	Acquisition and Development	Commercial and Industrial	Residential Mortgage	Consumer	Total
December 31, 2015

Individually evaluated for impairment	$14,646	$4,496	$1,076	$4,590	$0	$24,808
Collectively evaluated for impairment	$265,859	$106,490	$72,777	$384,149	$24,940	$854,215
Total loans	$280,505	$110,986	$73,853	$388,739	$24,940	$879,023

December 31, 2014

Individually evaluated for impairment	$11,949	$6,553	$1,861	$4,418	$0	$24,781
Collectively evaluated for impairment	$244,115	$92,748	$91,394	$363,223	$23,730	$815,210
Total loans	$256,064	$99,301	$93,255	$367,641	$23,730	$839,991

49

The segments of the Bank’s loan portfolio are disaggregated to a level that allows management to monitor risk and performance. The CRE loan segment is further disaggregated into two classes. Non-owner occupied CRE loans, which include loans secured by non-owner occupied nonfarm nonresidential properties, generally have a greater risk profile than all other CRE loans, which include loans secured by farmland, multifamily structures and owner-occupied commercial structures. The A&D loan segment is further disaggregated into two classes. One-to-four family residential construction loans are generally made to individuals for the acquisition of and/or construction on a lot or lots on which a residential dwelling is to be built. All other A&D loans are generally made to developers or investors for the purpose of acquiring, developing and constructing residential or commercial structures. These loans have a higher risk profile because the ultimate buyer, once development is completed, is generally not known at the time of the A&D loan. The C&I loan segment consists of loans made for the purpose of financing the activities of commercial customers. The residential mortgage loan segment is further disaggregated into two classes: amortizing term loans, which are primarily first liens, and home equity lines of credit, which are generally second liens. The consumer loan segment consists primarily of installment loans (direct and indirect) and overdraft lines of credit connected with customer deposit accounts.

In the ordinary course of business, executive officers and directors of the Corporation, including their families and companies in which certain directors are principal owners, were loan customers of the Bank. Pursuant to the Bank’s lending policies, such loans were made on the same terms, including collateral, as those prevailing at the time for comparable transactions with persons who are not related to the Corporation and do not involve more than the normal risk of collectability. Changes in the dollar amount of loans outstanding to officers, directors and their associates were as follows for the year ended December 31:

(in thousands)	2015
Balance at January 1	$9,207
Loans or advances	3,589
Repayments	(1,403)
Balance at December 31	$11,393

Management uses a 10-point internal risk rating system to monitor the credit quality of the overall loan portfolio. The first six categories are considered not criticized and are aggregated as “Pass” rated. The criticized rating categories utilized by management generally follow bank regulatory definitions. The Special Mention category includes assets that are currently protected but are potentially weak, resulting in an undue and unwarranted credit risk, but not to the point of justifying a Substandard classification. Loans in the Substandard category have well-defined weaknesses that jeopardize the liquidation of the debt, and have a distinct possibility that some loss will be sustained if the weaknesses are not corrected. All loans greater than 90 days past due are considered Substandard. Only the portion of a specific allocation of the allowance for loan losses that management believes is associated with a pending event that could trigger loss in the short term is classified in the Doubtful category. Any portion of a loan that has been charged off is placed in the Loss category. It is possible for a loan to be classified as Substandard in the internal risk rating system, but not considered impaired under GAAP, due to the broader reach of “well-defined weaknesses” in the application of the Substandard definition.

To help ensure that risk ratings are accurate and reflect the present and future capacity of borrowers to repay a loan as agreed, the Bank has a structured loan rating process with several layers of internal and external oversight. Generally, consumer and residential mortgage loans are included in the Pass categories unless a specific action, such as bankruptcy, repossession, or death occurs to raise awareness of a possible credit event. The Bank’s Commercial Loan Officers are responsible for the timely and accurate risk rating of the loans in the commercial segments at origination and on an ongoing basis. The Bank’s experienced Credit Quality and Loan Review Department performs an annual review of all commercial relationships of $500,000 or greater. Confirmation of the appropriate risk grade is included as part of the review process on an ongoing basis. The Credit Quality and Loan Review Department continually reviews and assesses loans within the portfolio. In addition, the Bank engages an external consultant to conduct loan reviews on at least an annual basis. Generally, the external consultant reviews commercial relationships greater than $1,000,000 and/or criticized non-consumer loans greater than $500,000. Detailed reviews, including plans for resolution, are performed on loans classified as Substandard on a quarterly basis. Loans in the Special Mention and Substandard categories that are collectively evaluated for impairment are given separate consideration in the determination of the allowance.

50

The following table presents the classes of the loan portfolio summarized by the aggregate Pass and the criticized categories of Special Mention and Substandard. There were no loans classified as Doubtful within the internal risk rating system as of December 31, 2015 and 2014:

(in thousands)	Pass	Special Mention	Substandard	Total
December 31, 2015
Commercial real estate
Non owner-occupied	$140,378	$11,574	$7,378	$159,330
All other CRE	103,811	1,184	16,180	121,175
Acquisition and development
1-4 family residential construction	15,011	0	700	15,711
All other A&D	89,963	74	5,238	95,275
Commercial and industrial	69,420	1,212	3,221	73,853
Residential mortgage
Residential mortgage - term	300,558	167	10,744	311,469
Residential mortgage – home equity	75,491	0	1,779	77,270
Consumer	24,881	0	59	24,940
Total	$819,513	$14,211	$45,299	$879,023

December 31, 2014
Commercial real estate
Non owner-occupied	$115,276	$10,884	$11,273	$137,433
All other CRE	90,740	8,618	19,273	118,631
Acquisition and development
1-4 family residential construction	12,920	0	790	13,710
All other A&D	72,323	1,356	11,912	85,591
Commercial and industrial	88,579	884	3,792	93,255
Residential mortgage
Residential mortgage - term	280,113	379	10,934	291,426
Residential mortgage – home equity	74,698	90	1,427	76,215
Consumer	23,658	0	72	23,730
Total	$758,307	$22,211	$59,473	$839,991

Management further monitors the performance and credit quality of the loan portfolio by analyzing the age of the portfolio as determined by the length of time a recorded payment is past due. A loan is considered to be past due when a payment has not been received for 30 days past its contractual due date. For all loan segments, the accrual of interest is discontinued when principal or interest is delinquent for 90 days or more unless the loan is well-secured and in the process of collection. All non-accrual loans are considered to be impaired. Interest payments received on non-accrual loans are applied as a reduction of the loan principal balance. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured. The Corporation’s policy for recognizing interest income on impaired loans does not differ from its overall policy for interest recognition.

51

The following table presents the classes of the loan portfolio summarized by the aging categories of performing loans and non-accrual loans as of December 31, 2015 and December 31, 2014:

(in thousands)	Current	30-59 Day Past Due	60-89 Days Past Due	90 Days+ Past Due	Total Past Due and still accruing	Non-Accrual	Total Loans
December 31, 2015
Commercial real estate
Non owner-occupied	$157,217	$634	$171	$0	$805	$1,308	$159,330
All other CRE	110,022	1,179	0	0	1,179	9,974	121,175
Acquisition and development
1-4 family residential construction	15,711	0	0	0	0	0	15,711
All other A&D	92,867	417	174	0	591	1,817	95,275
Commercial and industrial	73,619	13	36	0	49	185	73,853
Residential mortgage
Residential mortgage - term	298,391	8,084	2,149	907	11,140	1,938	311,469
Residential mortgage – home equity	76,195	505	203	91	799	276	77,270
Consumer	24,596	232	85	27	344	0	24,940
Total	$848,618	$11,064	$2,818	$1,025	$14,907	$15,498	$879,023
December 31, 2014
Commercial real estate
Non owner-occupied	$135,994	$104	$183	$0	$287	$1,152	$137,433
All other CRE	112,825	1,196	0	0	1,196	4,610	118,631
Acquisition and development
1-4 family residential construction	13,710	0	0	0	0	0	13,710
All other A&D	81,702	239	40	1	280	3,609	85,591
Commercial and industrial	93,060	0	20	4	24	171	93,255
Residential mortgage
Residential mortgage - term	279,340	8,654	1,350	416	10,420	1,666	291,426
Residential mortgage – home equity	74,913	577	313	69	959	343	76,215
Consumer	23,316	287	88	39	414	0	23,730
Total	$814,860	$11,057	$1,994	$529	$13,580	$11,551	$839,991

Non-accrual loans which have been subject to a partial charge-off totaled $4.1 million as of December 31, 2015, compared to $4.6 million as of December 31, 2014. Loans secured by 1-4 family residential real estate properties in the process of foreclosure was $1.8 million at December 31, 2015 and $1.9 million at December 31, 2014.

The ALL is maintained to absorb losses from the loan portfolio. The ALL is based on management’s continuing evaluation of the risk characteristics and credit quality of the loan portfolio, assessment of current economic conditions, diversification and size of the portfolio, adequacy of collateral, past and anticipated loss experience, and the amount of non-performing loans.

The Bank’s methodology for determining the ALL is based on the requirements of ASC Section 310-10-35, Receivables-Overall-Subsequent Measurement, for loans individually evaluated for impairment and ASC Subtopic 450-20, Contingencies-Loss Contingencies, for loans collectively evaluated for impairment, as well as the Interagency Policy Statements on the Allowance for Loan and Lease Losses and other bank regulatory guidance. The total of the two components represents the Bank’s ALL.

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The following table summarizes the primary segments of the ALL, segregated into the amount required for loans individually evaluated for impairment and the amount required for loans collectively evaluated for impairment as of December 31, 2015 and December 31, 2014.

(in thousands)	Commercial Real Estate	Acquisition and Development	Commercial and Industrial	Residential Mortgage	Consumer	Unallocated	Total
December 31, 2015

Individually evaluated for impairment	$144	$867	$16	$130	$0	$0	$1,157
Collectively evaluated for impairment	$2,436	$3,262	$706	$3,655	$206	$500	$10,765
Total ALL	$2,580	$4,129	$722	$3,785	$206	$500	$11,922

December 31, 2014

Individually evaluated for impairment	$36	$1,141	$0	$59	$0	$0	$1,236
Collectively evaluated for impairment	$2,388	$2,771	$1,680	$3,803	$187	$0	$10,829
Total ALL	$2,424	$3,912	$1,680	$3,862	$187	$0	$12,065

Management evaluates individual loans in all of the commercial segments for possible impairment if the loan is greater than $500,000 or is part of a relationship that is greater than $750,000 and (i) is either in nonaccrual status or (ii) is risk-rated Substandard and is greater than 60 days past due. Loans are considered to be impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in evaluating impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. The Bank does not separately evaluate individual consumer and residential mortgage loans for impairment, unless such loans are part of larger relationship that is impaired; otherwise loans in these segments are considered impaired when they are classified as non-accrual.

Once the determination has been made that a loan is impaired, the determination of whether a specific allocation of the allowance is necessary is measured by comparing the recorded investment in the loan to the fair value of the loan using one of three methods: (i) the present value of expected future cash flows discounted at the loan’s effective interest rate; (ii) the loan’s observable market price; or (iii) the fair value of the collateral less selling costs. The method is selected on a loan-by-loan basis, with management utilizing the fair value of collateral method for all of the analyses. If the fair value of the collateral less selling costs method is utilized for collateral securing loans in the commercial segments, then an updated external appraisal is ordered on the collateral supporting the loan if the loan balance is greater than $500,000 and the existing appraisal is greater than 18 months old. If the loan balance is less than $500,000, then the estimated fair value of the collateral is determined by adjusting the existing appraisal by the appropriate percentage from an internally prepared appraisal discount grid. This grid considers the age of a third party appraisal and the geographic region where the collateral is located in order to discount an appraisal that was performed between 2004 and 2008. The discount rates in the appraisal discount grid are updated at least annually to reflect the most current knowledge that management has available, including the results of current appraisals. If there is a delay in receiving an updated appraisal or if the appraisal is found to be deficient in our internal appraisal review process and re-ordered, the Bank continues to use a discount factor from the appraisal discount grid based on the collateral location and current appraisal age in order to determine the estimated fair value. If management believes that general market conditions in that geographic market have changed considerably, the property has deteriorated or perhaps lost an income stream, or a recent appraisal for a similar property indicates a significant change, then management may adjust the fair value indicated by the existing appraisal until a new appraisal is obtained. A specific allocation of the ALL is recorded if there is any deficiency in collateral value determined by comparing the estimated fair value to the recorded investment of the loan. When updated appraisals are received and reviewed, adjustments are made to the specific allocation as needed.

The evaluation of the need and amount of a specific allocation of the ALL and whether a loan can be removed from impairment status is made on a quarterly basis.

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The following table presents impaired loans by class, segregated by those for which a specific allowance was required and those for which a specific allowance was not necessary as of December 31, 2015 and December 31, 2014:

	Impaired Loans with Specific Allowance		Impaired Loans with No Specific Allowance	Total Impaired Loans
(in thousands)	Recorded Investment	Related Allowances	Recorded Investment	Recorded Investment	Unpaid Principal Balance
December 31, 2015
Commercial real estate
Non owner-occupied	$676	$144	$1,031	$1,707	$1,842
All other CRE	0	0	12,939	12,939	13,302
Acquisition and development
1-4 family residential construction	700	178	0	700	746
All other A&D	1,979	689	1,817	3,796	8,362
Commercial and industrial	16	16	1,060	1,076	3,343
Residential mortgage
Residential mortgage - term	440	112	3,874	4,314	4,808
Residential mortgage – home equity	57	18	219	276	297
Consumer	0	0	0	0	0
Total impaired loans	$3,868	$1,157	$20,940	$24,808	$32,700

December 31, 2014
Commercial real estate
Non owner-occupied	$143	$35	$4,353	$4,496	$4,543
All other CRE	0	0	7,453	7,453	7,944
Acquisition and development
1-4 family residential construction	790	105	0	790	836
All other A&D	3,615	1,037	2,148	5,763	9,590
Commercial and industrial	0	0	1,861	1,861	2,723
Residential mortgage
Residential mortgage - term	296	59	3,779	4,075	4,485
Residential mortgage – home equity	0	0	343	343	363
Consumer	0	0	0	0	0
Total impaired loans	$4,844	$1,236	$19,937	$24,781	$30,484

Loans that are collectively evaluated for impairment are analyzed with general allowances being made as appropriate. For general allowances, historical loss trends are used in the estimation of losses in the current portfolio. These historical loss amounts are modified by other qualitative factors.

The classes described above, which are based on the Federal call code assigned to each loan, provide the starting point for the ALL analysis. Management tracks the historical net charge-off activity (full and partial charge-offs, net of full and partial recoveries) at the call code level. A historical charge-off factor is calculated utilizing a defined number of consecutive historical quarters. Consumer pools currently utilize a rolling 12 quarters, while Commercial pools currently utilize a rolling eight quarters.

“Pass” rated credits are segregated from “Criticized” credits for the application of qualitative factors. The un-criticized (“pass”) pools for commercial and residential real estate are further segmented based upon the geographic location of the underlying collateral. There are seven geographic regions utilized – six that represent the Bank’s lending footprint and a seventh for all out-of-market credits. Different economic environments and resultant credit risks exist in each region that are acknowledged in the assignment of qualitative factors. Loans in the criticized pools, which possess certain qualities or characteristics that may lead to collection and loss issues, are closely monitored by management and subject to additional qualitative factors.

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Management supplements the historical charge-off factor with a number of additional qualitative factors that are likely to cause estimated credit losses associated with the existing loan pools to differ from historical loss experience. The additional factors, which are evaluated quarterly and updated using information obtained from internal, regulatory, and governmental sources, are: (i) national and local economic trends and conditions; (ii) levels of and trends in delinquency rates and non-accrual loans; (iii) trends in volumes and terms of loans; (iv) effects of changes in lending policies; (v) experience, ability, and depth of lending staff; (vi) value of underlying collateral; and (vii) concentrations of credit from a loan type, industry and/or geographic standpoint.

Management reviews the loan portfolio on a quarterly basis using a defined, consistently applied process in order to make appropriate and timely adjustments to the ALL. When information confirms all or part of specific loans to be uncollectible, these amounts are promptly charged off against the ALL. Residential mortgage and consumer loans are charged off after they are 120 days contractually past due. All other loans are charged off based on an evaluation of the facts and circumstances of each individual loan. When the Bank believes that its ability to collect is solely dependent on the liquidation of the collateral, a full or partial charge-off is recorded promptly to bring the recorded investment to an amount that the Bank believes is supported by an ability to collect on the collateral. The circumstances that may impact the Bank’s decision to charge-off all or a portion of a loan include default or non-payment by the borrower, scheduled foreclosure actions, and/or prioritization of the Bank’s claim in bankruptcy. There may be circumstances where due to pending events, the Bank will place a specific allocation of the ALL on a loan for which a partial charge-off has been previously recognized. This specific allocation may be either charged-off or removed depending upon the outcome of the pending event. Full or partial charge-offs are not recovered until full principal and interest on the loan have been collected, even if a subsequent appraisal supports a higher value. In most cases, loans with partial charge-offs remain in non-accrual status. Both full and partial charge-offs reduce the recorded investment of the loan and the ALL and are considered to be charge-offs for purposes of all credit loss metrics and trends, including the historical rolling charge-off rates used in the determination of the ALL.

Activity in the ALL is presented for the years ended December 31, 2015 and December 31, 2014:

(in thousands)	Commercial Real Estate	Acquisition and Development	Commercial and Industrial	Residential Mortgage	Consumer	Unallocated	Total
ALL balance at January 1, 2015	$2,424	$3,912	$1,680	$3,862	$187	$0	$12,065
Charge-offs	(420)	(1,261)	(26)	(300)	(307)	0	(2,314)
Recoveries	283	382	26	217	209	0	1,117
Provision	293	1,096	(958)	6	117	500	1,054
ALL balance at December 31, 2015	$2,580	$4,129	$722	$3,785	$206	$500	$11,922

ALL balance at January 1, 2014	$4,052	$4,172	$766	$4,320	$284	$0	$13,594
Charge-offs	(485)	(2,673)	(266)	(847)	(512)	0	(4,783)
Recoveries	11	133	26	229	342	0	741
Provision	(1,154)	2,280	1,154	160	73	0	2,513
ALL balance at December 31, 2014	$2,424	$3,912	$1,680	$3,862	$187	$0	$12,065

The ALL is based on estimates, and actual losses will vary from current estimates. Management believes that the granularity of the homogeneous pools and the related historical loss ratios and other qualitative factors, as well as the consistency in the application of assumptions, result in an ALL that is representative of the risk found in the components of the portfolio at any given date.

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The following table presents the average recorded investment in impaired loans and related interest income recognized for the years ended December 31, 2015 and 2014:

	2015			2014
(in thousands)	Average investment	Interest income recognized on an accrual basis	Interest income recognized on a cash basis	Average investment	Interest income recognized on an accrual basis	Interest income recognized on a cash basis
Commercial real estate
Non owner-occupied	$3,792	$144	$0	$2,411	$71	$0
All other CRE	8,688	124	106	9,088	148	67
Acquisition and development
1-4 family residential construction	736	33	0	1,510	43	0
All other A&D	5,008	119	0	7,639	161	0
Commercial and industrial	1,392	69	18	2,024	98	2
Residential mortgage
Residential mortgage - term	4,258	164	10	6,056	200	62
Residential mortgage – home equity	334	0	2	581	4	4
Consumer	6	0	0	10	0	0
Total	$24,214	$653	$136	$29,319	$725	$135

In the normal course of business, the Bank modifies loan terms for various reasons. These reasons may include as a retention strategy to compete in the current interest rate environment, and to re-amortize or extend a loan term to better match the loan’s payment stream with the borrower’s cash flows. A modified loan is considered to be a TDR when the Bank has determined that the borrower is troubled (i.e. experiencing financial difficulties). The Bank evaluates the probability that the borrower will be in payment default on any of its debt in the foreseeable future without modification. To make this determination, the Bank performs a global financial review of the borrower and loan guarantors to assess their current ability to meet their financial obligations.

When the Bank restructures a loan to a troubled borrower, the loan terms (i.e. interest rate, payment, amortization period and/or maturity date) are modified in such a way to enable the borrower to cover the modified debt service payments based on current financials and cash flow adequacy. If a borrower’s hardship is thought to be temporary, then modified terms are only offered for that time period. Where possible, the Bank obtains additional collateral and/or secondary payment sources at the time of the restructure in order to put the Bank in the best possible position if the borrower is not able to meet the modified terms. To date, the Bank has not forgiven any principal as a restructuring concession. The Bank will not offer modified terms if it believes that modifying the loan terms will only delay an inevitable permanent default.

All loans designated as TDRs are considered impaired loans and may be in either accruing or non-accruing status. The Corporation’s policy for recognizing interest income on impaired loans does not differ from its overall policy for interest recognition. Accordingly, the accrual of interest is discontinued when principal or interest is delinquent for 90 days or more unless the loan is well-secured and in the process of collection. If the loan was accruing at the time of the modification, then it continues to be in accruing status subsequent to the modification. Non-accrual TDRs may return to accruing status when there has been sufficient payment performance for a period of at least six months. TDRs are considered to be in payment default if, subsequent to modification, the loans are transferred to non-accrual status or to foreclosure. A loan may be removed from being reported as a TDR in the calendar year following the modification if the interest rate at the time of modification was consistent with the interest rate for a loan with comparable credit risk and the loan has performed according to its modified terms for at least six months. Further, a loan that has been removed from TDR reporting status and has been subsequently re-modified at standard market terms, may be removed from impaired status as well.

The volume, type and performance of TDR activity is considered in the assessment of the local economic trend qualitative factor used in the determination of the ALL for loans that are evaluated collectively for impairment.

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There were 29 loans totaling $14.0 million and 27 loans totaling $13.7 million that were classified as TDRs at December 31, 2015 and December 31, 2014, respectively. The following table presents the volume and recorded investment at the time of modification of TDRs by class and type of modification that occurred during the periods indicated:

	Temporary Rate Modification		Extension of Maturity		Modification of Payment and Other Terms
	Number of Contracts	Recorded Investment	Number of Contracts	Recorded Investment	Number of Contracts	Recorded Investment
(Dollars in thousands)
For the year ended December 31, 2015
Commercial real estate
Non owner-occupied	0	$0	1	$3,097	2	$260
All other CRE	0	0	1	237	5	3,847
Acquisition and development
1-4 family residential construction	0	0	0	0	1	700
All other A&D	0	0	3	372	1	1,746
Commercial and industrial	0	0	1	930	0	0
Residential mortgage
Residential mortgage – term	1	156	3	741	1	116
Residential mortgage – home equity	0	0	0	0	0	0
Consumer	0	0	0	0	0	0
Total	1	$156	9	$5,377	10	$6,669

For the year ended December 31, 2014
Commercial real estate
Non owner-occupied	0	$0	2	$277	0	$0
All other CRE	0	0	0	0	4	2,627
Acquisition and development
1-4 family residential construction	0	0	0	0	1	790
All other A&D	0	0	0	0	1	1,782
Commercial and industrial	0	0	0	0	0	0
Residential mortgage
Residential mortgage – term	2	160	1	233	0	0
Residential mortgage – home equity	0	0	0	0	0	0
Consumer	0	0	0	0	0	0
Total	2	$160	3	$510	6	$5,199

During the year ended December 31, 2015, there were nine new TDRs. In addition, 11 existing TDRs which had reached their original modification maturity were re-modified. A $7,541 reduction of the ALL resulted from a change to the impairment evaluation of three loans, from evaluated collectively to being evaluated individually. The remaining new TDRs were impaired at the time of modification, resulting in no impact to the ALL as a result of the modification. There was no impact to the recorded investment relating to the transfer of these loans.

During the year ended December 31, 2015, activity relating to payment defaults included one mortgage loan totaling $.1 million that was transferred to OREO in the third quarter; and two mortgage loans totaling $.2 million that were transferred to non-accrual in the fourth quarter. During the year ended December 31, 2014, activity relating to payment defaults included three A&D loans totaling $1.6 million that were transferred to OREO in the fourth quarter; and a $.2 million C&I loan and a $.4 million owner-occupied CRE loan that were transferred to non-accrual in the third quarter.

At December 31, 2015 and 2014, additional funds of up to $11,200 and $10,400, respectively, were committed to be advanced in connection with TDRs.

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8.	Other Real Estate Owned

The following table presents the components of OREO as of December 31, 2015 and 2014:

(in thousands)	2015	2014
Commercial real estate	$1,520	$1,772
Acquisition and development	4,167	9,263
Residential mortgage	1,196	1,897
Total OREO	$6,883	$12,932

The following table presents the activity in the OREO valuation allowance for the years ended December 31, 2015 and 2014:

(in thousands)	2015	2014
Balance January 1	$3,440	$4,047
Fair value write-down	1,997	920
Sales of OREO	(1,007)	(1,527)
Balance December 31	$4,430	$3,440

The following table presents the components of OREO expenses, net for the years ended December 31, 2015 and 2014:

(in thousands)	2015	2014
(Gains)/losses on real estate, net	$(753)	$944
Fair value write-down	1,997	920
Expenses, net	885	789
Rental and other income	(230)	(335)
Total OREO expenses, net	$1,899	$2,318

9.	Premises and Equipment

The following table presents the components of premises and equipment at December 31, 2015 and 2014:

(in thousands)	2015	2014
Land	$7,304	$7,304
Land Improvements	1,210	1,210
Premises	25,272	25,112
Furniture and Equipment	16,824	16,343
Capital Lease	534	534
	51,144	50,503
Less accumulated depreciation	(25,946)	(24,874)
Total	$25,198	$25,629

The Corporation recorded depreciation expense of $1.8 million in 2015 and $1.9 million in 2014.

Pursuant to the terms of non-cancelable operating lease agreements for banking and subsidiaries’ offices and for data processing and telecommunications equipment in effect at December 31, 2015, future minimum rent commitments under these leases for future years are as follows: (i) $.8 million for 2016; (ii) $.7 million for 2017; (iii) $.7 million for 2018; (iv) $.5 million for 2019; (v) $.4 million for 2020; and (vi) $4.3 million thereafter. The leases contain options to extend for periods from one to five years, which are not included in the aforementioned amounts.

Total building and land rental expense amounted to $.5 million in 2015 and 2014.

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10.	Goodwill

ASC Topic 350, Intangibles - Goodwill and Other, establishes standards for the amortization of acquired intangible assets and impairment assessment of goodwill.  The $11.0 million in recorded goodwill at December 31, 2015 is related to the Bank’s 2003 acquisition of Huntington National Bank branches and is not subject to periodic amortization.

Goodwill arising from business combinations represents the value attributable to unidentifiable intangible elements in the business acquired. Goodwill is not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Impairment testing requires that the fair value of each of the Corporation’s reporting units be compared to the carrying amount of its net assets, including goodwill.  If the estimated current fair value of the reporting unit exceeds its carrying value, then no additional testing is required and an impairment loss is not recorded. Otherwise, additional testing is performed and, to the extent such additional testing results in a conclusion that the carrying value of goodwill exceeds its implied fair value, an impairment loss is recognized.

Our goodwill relates to value inherent in the banking business and the value is dependent upon our ability to provide quality, cost effective services in a highly competitive local market.  This ability relies upon continuing investments in processing systems, the development of value-added service features and the ease of use of our services.  As such, goodwill value is supported ultimately by revenue that is driven by the volume of business transacted.  A decline in earnings as a result of a lack of growth or the inability to deliver cost effective services over sustained periods can lead to impairment of goodwill, which could adversely impact earnings in future periods.  ASC Topic 350 requires an annual evaluation of goodwill for impairment.  The determination of whether or not these assets are impaired involves significant judgments and estimates.

During 2015, including at December 31, 2015, shares of First United Corporation’s common stock traded at prices that were below the common stock’s book value.

Management believed that these circumstances could indicate the possibility of impairment. Accordingly, management consulted a third party valuation specialist to assist it with the determination of the fair value of First United Corporation, considering both the market approach (guideline public company method) and the income approach (discounted future benefits method). Due to the illiquidity in the common stock and the adverse conditions surrounding the banking industry, reliance was placed on the income approach in determining the fair value of First United Corporation. The income approach is a discounted cash flow analysis that is determined by adding (i) the present value, which is a representation of the current value of a sum that is to be received some time in the future, of the estimated net income, net of dividends paid out, that First United Corporation could generate over the next five years and (ii) the present value of a terminal value, which is a representation of the current value of an entity at a specified time in the future.  The terminal value was calculated using both a price to tangible book multiple method and a capitalization method and the more conservative of the two was utilized in the fair value calculation.

Significant assumptions used in the above methods include:

•	Net income from our forward five-year operating budget, incorporating conservative growth and mix assumptions;
•	A discount rate of 12.82% based on an internally derived cost of equity capital determined using the “build-up” method;
•	A price to tangible book multiple of 1.36x, which was the median multiple adjusted for the Corporation’s asset quality profile of non-assisted transactions for non-assisted commercial bank acquisitions during the 12 months ended September 30, 2015 for selling companies headquartered in the Eastern regional area as compiled by Boenning & Scattergood, Inc.; and
•	A capitalization rate of 6.82% (discount rate of 12.82% adjusted for a conservative growth rate of 6.0%).

The resulting fair value of the income approach resulted in the fair value of First United Corporation exceeding the carrying value by 60%.  Management stressed the assumptions used in the analysis to provide additional support for the derived value.  This stress testing showed that (i) the discount rate could increase to 27% before the excess would be eliminated in the tangible multiple method, and (ii) the assumption of the tangible book multiple could decline to 0.66x and still result in a fair value in excess of book value.  Based on the results of the evaluation, management concluded that the recorded value of goodwill at December 31, 2015 was not impaired.  However, future changes in strategy and/or market conditions could significantly impact these judgments and require adjustments to recorded asset balances. Management will continue to evaluate goodwill for impairment on an annual basis and as events occur or circumstances change.

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The significant components of goodwill at December 31, 2015 and 2014 are as follows:

(In thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount

Goodwill:	$14,812	$(3,808)	$11,004

11.	Deposits

The aggregate amount of time deposits in denomination of $250,000 or more was $32.6 million at December 31, 2015. The aggregate amount of time deposits with a minimum denomination of $100,000 was $124.8 million and $145.0 million at December 31, 2015 and 2014, respectively. At December 31, 2015, $.2 million of deposit overdrafts were re-classified as loans.

The following is a summary of the scheduled maturities of all time deposits as of December 31, 2015 (in thousands):

2016	$121,827
2017	49,582
2018	45,758
2019	13,242
2020	24,166
Thereafter	0

Total	$254,575

In the ordinary course of business, executive officers and directors of the Corporation, including their families and companies in which certain directors are principal owners, were deposit customers of the Bank. Pursuant to the Bank’s policies, such deposits are on the same terms as those prevailing at the time for comparable deposits with persons who are not related to the Corporation. At December 31, 2015, executive officers and directors had approximately $4.4 million in deposits with the Bank.

12.	Borrowed Funds

The following is a summary of short-term borrowings at December 31, 2015 and 2014 with original maturities of less than one year:

(Dollars in thousands)	2015	2014
Securities sold under agreements to repurchase:
Outstanding at end of year	$35,828	$39,801
Weighted average interest rate at year end	0.16%	0.15%
Maximum amount outstanding as of any month end	$47,131	$53,819
Average amount outstanding	$35,908	$45,702
Approximate weighted average rate during the year	0.16%	0.13%

At December 31, 2015, the repurchase agreements were secured by $59.2 million in investment securities.

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The following is a summary of long-term borrowings at December 31, 2015 and 2014 with original maturities exceeding one year:

(In thousands)	2015	2014
FHLB advances, bearing fixed interest rates ranging from 1.00% to 3.69% at December 31, 2015	$105,807	$135,876
Junior subordinated debt, bearing variable interest rate of 3.28% at December 31, 2015	30,929	35,929
Junior subordinated debt, bearing fixed interest rate of 9.88% at December 31, 2015	10,801	10,801
Total long-term debt	$147,537	$182,606

At December 31, 2015, the long-term FHLB advances were secured by $223.0 million in loans.

The contractual maturities of long-term borrowings at December 31, 2015 and 2014 are as follows:

	2015
	Fixed	Floating		2014
(in thousands)	Rate	Rate	Total	Total
Due in 2015	$0	$0	$0	$35,000
Due in 2016	0	0	0	0
Due in 2017	0	0	0	0
Due in 2018	20,000	0	20,000	70,000
Due in 2019	0	0	0	0
Due in 2020	30,000	0	30,000	0
Thereafter	66,608	30,929	97,537	77,606
Total long-term debt	$116,608	$30,929	$147,537	$182,606

The Bank has a borrowing capacity agreement with the FHLB in an amount equal to 29% of the Bank’s assets. At December 31, 2015, the available line of credit equaled $381.0 million. In December 2015, the Bank completed a contemporaneous exchange of debt on several advances. This exchange reduced the rate paid by approximately 14 basis points and laddered the stated maturities more evenly over the next six years. This line of credit, which can be used for both short and long-term funding, can only be utilized to the extent of available collateral. The line is secured by certain qualified mortgage, commercial and home equity loans and investment securities as follows (in thousands):

1-4 family mortgage loans	$175,581
Commercial loans	19,916
Multi-family loans	872
Home equity loans	26,660
$223,029

At December 31, 2015, $104.2 million was available for additional borrowings.

The Bank also has various unsecured lines of credit totaling $70.0 million with various financial institutions and a $17.2 million secured line with the Federal Reserve to meet daily liquidity requirements. As of December 31, 2015, there were no borrowings under these credit facilities. In addition, there was approximately $102.1 million of available funding through brokered money market funds at December 31, 2015.

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Repurchase Agreements - The Bank has retail repurchase agreements with customers within its local market areas. Repurchase agreements generally have maturities of one to four days from the transaction date. These borrowings are collateralized with securities that we own and are held in safekeeping at independent correspondent banks.

FHLB Advances - The FHLB advances consist of various borrowings with maturities generally ranging from five to 10 years with initial fixed rate periods of one, two or three years. After the initial fixed rate period, the FHLB has one or more options to convert each advance to a LIBOR based, variable rate advance, but the Bank may repay the advance in whole or in part, without a penalty, if the FHLB exercises its option. At all other times, the Bank’s early repayment of any advance could be subject to a prepayment penalty.

13.	Junior Subordinated Debentures and Restrictions on Dividends

In March 2004, Trust I and Trust II issued preferred securities with an aggregate liquidation amount of $30.0 million to third-party investors and issued common equity with an aggregate liquidation amount of $.9 million to First United Corporation. Trust I and Trust II used the proceeds of these offerings to purchase an equal amount of TPS Debentures, as follows:

$20.6 million—floating rate payable quarterly based on three-month LIBOR plus 275 basis points (3.28% at December 31, 2015), maturing in 2034, became redeemable five years after issuance at First United Corporation’s option.

$10.3 million—floating rate payable quarterly based on three-month LIBOR plus 275 basis points (3.28% at December 31, 2015) maturing in 2034, became redeemable five years after issuance at First United Corporation’s option.

In December 2004, First United Corporation issued $5.0 million of junior subordinated debentures to third-party investors that were not tied to preferred securities. The debentures had a fixed rate of 5.88% for the first five years, payable quarterly, and converted to a floating rate in March 2010 based on the three month LIBOR plus 185 basis points. The debentures matured and were repaid in full in March 2015.

In December 2009, Trust III issued 9.875% fixed-rate preferred securities with an aggregate liquidation amount of approximately $7.0 million to private investors and issued common securities to First United Corporation with an aggregate liquidation amount of approximately $.2 million. Trust III used the proceeds of the offering to purchase approximately $7.2 million of 9.875% fixed-rate TPS Debentures. Interest on these TPS Debentures are payable quarterly, and the TPS Debentures mature in 2040 but are redeemable five years after issuance at First United Corporation’s option.

In January 2010, Trust III issued an additional $3.5 million of 9.875% fixed-rate preferred securities to private investors and issued common securities to First United Corporation with an aggregate liquidation amount of $.1 million. Trust III used the proceeds of the offering to purchase $3.6 million of 9.875% fixed-rate TPS Debentures. Interest on these TPS Debentures are payable quarterly, and the TPS Debentures mature in 2040 but are redeemable five years after issuance at First United Corporation’s option.

The TPS Debentures issued to each of the Trusts represent the sole assets of that Trust, and payments of the TPS Debentures by First United Corporation are the only sources of cash flow for the Trust. First United Corporation has the right, without triggering a default, to defer interest on all of the TPS Debentures for up to 20 quarterly periods, in which case distributions on the preferred securities will also be deferred. Should this occur, the Corporation may not pay dividends or distributions on, or repurchase, redeem or acquire any shares of its capital stock. Refer to Note 4 for further details.

In December 2010, the Board of Directors of First United Corporation voted to suspend the payment of cash dividends on the common stock starting in 2011 in connection with the above-mentioned deferral of dividends on the Series A Preferred Stock.

14.	Preferred Stock

On January 30, 2009, pursuant to the TARP CPP, First United Corporation issued to the Treasury 30,000 shares of its Series A Preferred Stock, having no par value, and a Warrant to purchase 326,323 shares of common stock at an exercise price of $13.79 per share, for an aggregate consideration of $30 million. The proceeds from this transaction qualify as Tier 1 capital and the Warrant qualified as tangible common equity. The operative documents relating to this transaction are on file with the SEC and available to the public free of charge.

On December 4, 2014, the Treasury sold all of its shares of Series A Preferred Stock to third-party investors.

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On May 26, 2015, First United Corporation repurchased the warrant from the Treasury for $120,786, which is included in other expense. The warrant was canceled and as a result of the repurchase, the Treasury has no remaining equity investment in First United Corporation.

The holders of the Series A Preferred Stock are entitled to receive, if and when declared by the Board of Directors, out of assets legally available for payment, cumulative cash dividends at a rate per annum of 5% per share on a liquidation amount of $1,000 per share of Series A Preferred Stock with respect to each dividend period from January 30, 2009 to, but excluding, February 15, 2014. From and after February 15, 2014, holders of Series A Preferred Stock are entitled to receive cumulative cash dividends at a rate per annum of 9% per share on a liquidation amount of $1,000 per share with respect to each dividend period thereafter. In 2014, the Corporation paid $7.9 million in dividends, including all deferred dividends, to holders of the Series A. Preferred Stock. Under the terms of the Series A Preferred Stock, on and after February 15, 2012, First United Corporation may, at its option and after consulting with the Reserve Bank, redeem shares of Series A Preferred Stock, in whole or in part, at any time and from time to time, for cash at a per share amount equal to the sum of the liquidation preference per share plus any accrued and unpaid dividends to but excluding the redemption date.

On February 15, 2016, First United Corporation redeemed 10,000 shares of the Series A Preferred Stock, having an aggregate liquidation amount of $10.0 million on a pro rata basis from each of the holders.

15.	Variable Interest Entities

As noted in Note 13, First United Corporation created the Trusts for the purposes of raising regulatory capital through the sale of mandatorily redeemable preferred capital securities to third party investors and common equity interests to First United Corporation. The Trusts are considered VIEs, but are not consolidated because First United Corporation is not the primary beneficiary of the Trusts. At December 31, 2015, the Corporation reported all of the $41.7 million of TPS Debentures issued in connection with these offerings as long-term borrowings, and it reported its $1.3 million equity interest in the Trusts as “Other Assets”.

In November 2009, the Bank became a 99.99% limited partner in Liberty Mews. Liberty Mews was financed with a total of $10.6 million of funding, including a $6.1 million equity contribution from the Bank as the limited partner. Liberty Mews used the proceeds from these sources to purchase land and construct thereon a 36-unit low income housing rental complex at a total cost of $10.6 million. The total assets of Liberty Mews were $9.1 million at December 31, 2015 and $9.4 million at December 31, 2014.

Through December 31, 2015, the Bank had made contributions to Liberty Mews totaling $6.1 million. The project for which Liberty Mews was formed was completed in June 2011, and the Bank is entitled to $8.4 million in federal investment tax credits over a 10-year period as long as certain qualifying hurdles are maintained. The Bank will also receive the benefit of tax operating losses from Liberty Mews the extent of its capital contribution. The investment in Liberty Mews assists the Bank in achieving its community reinvestment initiatives.

Because Liberty Mews is considered to be a VIE, management performed an analysis to determine whether its involvement with Liberty Mews would lead it to determine that it must consolidate Liberty Mews. In performing its analysis, management evaluated the risks creating the variability in Liberty Mews and identified which activities most significantly impact the VIE’s economic performance. Finally, it examined each of the variable interest holders to determine which, if any, of the holders was the primary beneficiary based on their power to direct the most significant activities and their obligation to absorb potentially significant losses of Liberty Mews.

The Bank, as a limited partner, generally has no voting rights. The Bank is not in any way involved in the daily management of Liberty Mews and has no other rights that provide it with the power to direct the activities that most significantly impact Liberty Mews’ economic performance, which are to develop and operate the housing project in such a manner that complies with specific tax credit guidelines. As a limited partner, there is no recourse to the Bank by the creditors of Liberty Mews. The tax credits that result from the Bank’s investment in Liberty Mews are generally subject to recapture should the partnership fail to comply with the applicable government regulations. The Bank has not provided any financial or other support to Liberty Mews beyond its required capital contributions and does not anticipate providing such support in the future. Management currently believes that no material losses are probable as a result of the Bank’s investment in Liberty Mews.

On the basis of management’s analysis, the general partner is deemed to be the primary beneficiary of Liberty Mews. Because the Bank is not the primary beneficiary, Liberty Mews has not been included in the Corporation’s consolidated financial statements.

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The Corporation accounts for the Bank’s investment in Liberty Mews utilizing the effective yield method under guidance that applies specifically to investments in limited partnerships that operate qualified affordable housing projects. Under the effective yield method, the investor recognizes tax credits as they are allocated and amortizes the initial cost of the investment to provide a constant effective yield over the period that tax credits are allocated to the investor. The effective yield is the internal rate of return on the investment, based on the cost of the investment and the guaranteed tax credits allocated to the investor. The tax credit allocated, net of the amortization of the investment in the limited partnership, is recognized in the income statement as a component of income taxes attributable to continuing operations.

The Corporation’s tax expense for the year ended December 31, 2015 was approximately $.6 million lower as a result of the impact of the tax credits and the tax losses relating to the partnership.

At December 31, 2015 and December 31, 2014, the Corporation included the Bank’s total investment in Liberty Mews in “Other Assets” in its Consolidated Statements of Financial Condition. As of December 31, 2015, the Corporation’s commitment in Liberty Mews is fully funded. The following table presents details of the Bank’s involvement with Liberty Mews at the dates indicated:

(In thousands)	2015	2014
Investment in LIHTC Partnership
Carrying amount on Balance Sheet of:
Investment (Other Assets)	$3,844	$4,429
Maximum exposure to loss	3,844	4,429

16.	Accumulated Other Comprehensive Loss (“AOCL”)

The following table presents the changes in each component of accumulated other comprehensive loss for the years ended December 31, 2015 and 2014:

	Investment	Investment	Investment
	securities-	securities-	securities-	Cash Flow	Pension
(in thousands)	with OTTI AFS	all other AFS	HTM	Hedge	Plan	SERP	Total
Accumulated OCL, net:
Balance - January 1, 2014	$(7,623)	$(11,292)	$0	$(274)	$(5,088)	$64	$(24,213)
Other comprehensive income/(loss) before reclassifications	4,349	8,712	(2,395)	155	(6,513)	(319)	3,989
Amounts reclassified from accumulated other comprehensive loss	(405)	25	140	0	209	22	(9)
Balance - December 31, 2014	$(3,679)	$(2,555)	$(2,255)	$(119)	$(11,392)	$(233)	$(20,233)
Other comprehensive income/(loss) before reclassifications	~~1,154~~1,793	~~1,344~~ 705	0	80	(1,736)	(113)	729
Amounts reclassified from accumulated other comprehensive loss	~~2,059~~ (56)	(174)	284	0	465	41	~~2,675~~ 560
Balance - December 31, 2015	$ ~~(466~~(1,942)	$  ~~(1,385)~~ (2,009)	$(1,971)	$(39)	$(12,663)	$(305)	$  ~~(16,829)~~ (18,944)

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The following tables present the components of other comprehensive income for the years ended December 31, 2015 and 2014:

Components of Other Comprehensive Income (in thousands)	Before Tax Amount		Tax (Expense) Benefit		Net
For the year ended December 31, 2015
Available for sale (AFS) securities with OTTI:
Unrealized holding gains	$	~~1,915~~2,985	$	(~~761~~1,192)	$  ~~1,154~~ 1,793
Less:  ~~losses~~ gains recognized in income		~~(2,849)~~ 672		~~1,138~~(268)	~~(1,711)~~ 404
Less: accretable yield recognized in income		(580)		232	(348)
Net unrealized gains on investments with OTTI		~~5,344~~ 2,893		~~(2,131)~~ (1,156)	~~3,213~~ 1,737

Available for sale securities – all other:
Unrealized holding gains		~~1,658~~ 1,174		(~~662~~469)	~~996~~ 705
Plus: gains recognized in income		290		(116)	174
Net unrealized gains on all other AFS securities		~~1,948~~ 884		(~~778~~353)	~~1,170~~ 531

Held to maturity securities:
Unrealized holding gains		0		0	0
Less: amortization recognized in income		(473)		189	(284)
Net unrealized gains on HTM securities		473		(189)	284

Cash flow hedges:
Unrealized holding gains		133		(53)	80

Pension Plan:
Unrealized net actuarial loss		(2,890)		1,154	(1,736)
Less: amortization of unrecognized loss		(781)		312	(469)
Less: amortization of transition asset		19		(8)	11
Less: amortization of prior service costs		(12)		5	(7)
Net pension plan liability adjustment		(2,116)		845	(1,271)

SERP:
Unrealized net actuarial loss		(188)		75	(113)
Less: amortization of unrecognized loss		(49)		20	(29)
Less: amortization of prior service costs		(20)		8	(12)
Net SERP liability adjustment		(119)		47	(72)
Other comprehensive income		$  ~~5,663~~ 2,148	$	(~~2,259~~859)	$  ~~3,404~~ 1,289

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Components of Other Comprehensive Income (in thousands)	Before Tax Amount	Tax (Expense) Benefit	Net
For the year ended December 31, 2014
Available for sale (AFS) securities with OTTI:
Unrealized holding gains	$7,234	$(2,885)	$4,349
Less: accretable yield recognized in income	674	(269)	405
Net unrealized gains on investments with OTTI	6,560	(2,616)	3,944

Available for sale securities – all other:
Unrealized holding gains	14,501	(5,789)	8,712
Less: losses recognized in income	(41)	16	(25)
Net unrealized gains on all other AFS securities	14,542	(5,805)	8,737

Held to maturity securities:
Unrealized holding losses	(3,984)	1,589	(2,395)
Less: amortization recognized in income	(233)	93	(140)
Net unrealized losses on HTM securities	(3,751)	1,496	(2,255)

Cash flow hedges:
Unrealized holding gains	258	(103)	155

Pension Plan:
Unrealized net actuarial loss	(10,833)	4,320	(6,513)
Less: amortization of unrecognized loss	(374)	149	(225)
Less: amortization of transition asset	39	(16)	23
Less: amortization of prior service costs	(12)	5	(7)
Net pension plan liability adjustment	(10,486)	4,182	(6,304)

SERP:
Unrealized net actuarial loss	(531)	212	(319)
Less: amortization of unrecognized loss	(17)	7	(10)
Less: amortization of prior service costs	(20)	8	(12)
Net SERP liability adjustment	(494)	197	(297)
Other comprehensive income	$6,629	$(2,649)	$3,980

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The following tables present the details of accumulated other comprehensive income components for the years ended December 31, 2015 and 2014:

	Amount Reclassified from Accumulated Other Comprehensive Income
Details of Accumulated Other Comprehensive Income Components (in thousands)	2015		Affected Line Item in the Statement Where Net Income is Presented
Net unrealized losses on investment securities with OTTI:
~~Losses~~  Gains recognized	$	 ~~(2,849)~~ 672	Net ~~losses~~ gains - other
Accretable Yield reversal		(580)	Interest income on taxable investment securities
Taxes		~~1,370~~ (36)	Tax ~~benefit~~expense
	$	 ~~(2,059)~~ 56	Net of tax
Net unrealized gains on available for sale investment securities - all other:
Gains on sales		$290	Net gains - other
Taxes		(116)	Tax expense
		$174	Net of tax
Net unrealized gains on held to maturity investment securities:
Amortization		$(473)	Interest income on taxable investment securities
Taxes		189	Tax benefit
		$(284)	Net of tax

Net pension plan liability adjustment:
Amortization of unrecognized loss		(781)	Salaries and employee benefits
Amortization of transition asset		19	Salaries and employee benefits
Amortization of prior service costs		(12)	Salaries and employee benefits
Taxes		309	Tax benefit
		$(465)	Net of tax
Net SERP liability adjustment:
Amortization of unrecognized loss		(49)	Salaries and employee benefits
Amortization of prior service costs		(20)	Salaries and employee benefits
Taxes		28	Tax benefit
		$(41)	Net of tax

Total reclassifications for the period	$	(~~2,675~~560)	Net of tax

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	Amount Reclassified from Accumulated Other Comprehensive Income
Details of Accumulated Other Comprehensive Income Components (in thousands)	2014	Affected Line Item in the Statement Where Net Income is Presented
Net unrealized gains on investment securities with OTTI:
Accretable Yield	$674	Interest income on taxable investment securities
Taxes	(269)	Tax expense
	$405	Net of tax
Net unrealized losses on available for sale investment securities - all other:
Losses on sales	$(41)	Net gains - other
Taxes	16	Tax benefit
	$(25)	Net of tax

Net unrealized losses on held to maturity investment securities:
Amortization	$(233)	Interest income on taxable investment securities
Taxes	93	Tax benefit
	$(140)	Net of tax

Net pension plan liability adjustment:
Amortization of unrecognized loss	(374)	Salaries and employee benefits
Amortization of transition asset	39	Salaries and employee benefits
Amortization of prior service costs	(12)	Salaries and employee benefits
Taxes	138	Tax benefit
	$(209)	Net of tax
Net SERP liability adjustment:
Amortization of unrecognized loss	(17)	Salaries and employee benefits
Amortization of prior service costs	(20)	Salaries and employee benefits
Taxes	15	Tax benefit
	$(22)	Net of tax

Total reclassifications for the period	$9	Net of tax

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17.	Income Taxes

The provision for income taxes consists of the following for the years ended December 31, 2015 and 2014:

(In thousands)	2015		2014
Current Tax expense:
Federal		$585	$551
State		627	84
		$1,212	$635
Deferred tax expense:
Federal	$	 ~~3,483~~ 4,715	$334
State		 ~~372~~ 546	302
	$	 ~~3,855~~ 5,261	$636
Income tax expense for the year	$	 ~~5,067~~ 6,473	$1,271

The reconciliation between the statutory federal income tax rate and effective income tax rate for the years ended December 31, 2015 and 2014 is as follows:

	2015	2014
Federal statutory rate	35.0%	35.0%
Tax-exempt income on securities and loans	~~(2.9~~ (2.4)	(8.2)
Tax-exempt BOLI income	~~(2.5~~ (2.1)	(7.1)
State income tax, net of federal tax benefit	4.9	5.2
Tax credits	~~(2.9~~ (2.4)	(7.1)
Other	0.2	0.6
	~~31.8~~ 33.2%	18.4%

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Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Corporation’s temporary differences as of December 31, 2015 and 2014 are as follows:

(In thousands)	2015	2014
Deferred tax assets:
Allowance for loan losses	$4,760	$4,811
Deferred loan fees	137	58
Deferred compensation	901	800
Federal and state tax loss carry forwards	4,165	6,069
AMT and other carry forwards	4,304	3,462
Unrealized loss on investment securities	 ~~2,633~~ 4,039	5,735
Pension/SERP	2,598	2,476
Other than temporary impairment on investment securities	 ~~2,657~~ 1,251	5,100
Other real estate owned	1,769	1,388
Other	1,481	1,352
Total deferred tax assets	25,405	31,251
Valuation allowance	(1,794)	(1,658)
Total deferred tax assets less valuation allowance	23,611	29,593
Deferred tax liabilities:
Amortization of goodwill	(2,986)	(2,495)
Depreciation	(653)	(831)
Other	(182)	(360)
Total deferred tax liabilities	(3,821)	(3,686)
Net deferred tax assets	$19,790	$25,907

In assessing the ability to realize deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income of the appropriate character (for example, ordinary income or capital gain) within the carry-back or carry-forward period available under the tax law during the periods in which temporary differences are deductible. The Corporation has considered future market growth, forecasted earnings, future taxable income, and feasible and permissible tax planning strategies in determining whether it will be able to realize the deferred tax asset. If the Corporation were to determine that it will not be able to realize a portion of its net deferred tax asset in the future for which there is currently no valuation allowance, an adjustment to the net deferred tax asset would be charged to earnings in the period such determination was made. Conversely, if the Corporation were to make a determination that it is more likely than not that the deferred tax assets for which there is a valuation allowance will be realized, the related valuation allowance would be reduced and a benefit would be recorded.

At December 31, 2015 the Corporation has federal net operating losses (“NOLs”) of approximately $6.2 million and West Virginia NOLs of approximately $4.3 million for which deferred tax assets of $2.2 million and $0.2 million, respectively, have been recorded at December 31, 2015.   The federal and West Virginia NOLs were created in 2010, 2012 and 2014 and will begin expiring in 2030. Based on our evaluation of the four sources of taxable income, Management has determined that a deferred tax valuation allowance for 2015 is not required on the Federal and West Virginia NOLs because we believe it is more likely than not that these deferred tax assets can be realized prior to expiration of their carry-forward periods based on the expected reversal of deferred tax liabilities, the generation of future income sufficient to realize the deferred tax assets as they reverse.

The Corporation has Maryland NOL carry-forwards of $36.4 million relating to a Parent Company (First United Corporation) NOL for which a deferred tax asset of $1.8 million has been recorded at December 31, 2015.  There has been and continues to be a full valuation allowance on this NOL based on the fact that it is more likely than not that this deferred tax asset will not be realized because First United Corporation files a separate Maryland income tax return, has recurring tax losses and is not expected to generate sufficient taxable income in the future to utilize the NOL carry-forwards before they expire. The valuation allowance of $1.8 million at December 31, 2015 reflects an increase of $.1 million from the level at December 31, 2014.

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18.	Employee Benefit Plans

First United Corporation sponsors a noncontributory defined benefit pension plan (the “Pension Plan”) covering the employees who were hired prior to the freeze and others who were grandfathered into the plan. The benefits are based on years of service and the employees’ compensation during the last five years of employment.

Effective April 30, 2010, the Pension Plan was amended, resulting in a “soft freeze”, the effect of which prohibits new entrants into the plan and ceases crediting of additional years of service, after that date. Effective January 1, 2013, the Pension Plan was amended to unfreeze it for those employees for whom the sum of (i) their ages, at their closest birthday, plus (ii) years of service for vesting purposes equals 80 or greater. The “soft freeze” continues to apply to all other plan participants. Pension benefits for these participants will be managed through discretionary contributions to the First United Corporation 401(k) Profit Sharing Plan (the “401(k) Plan”).

During 2001, the Bank established an unfunded supplemental executive retirement plan (the “SERP”). The SERP is available only to a select group of management or highly compensated employees to provide supplemental retirement benefits in excess of limits imposed on qualified plans by federal tax law. Concurrent with the establishment of the SERP, the Bank acquired BOLI policies on the senior management personnel and officers of the Bank. The benefits resulting from the favorable tax treatment accorded the earnings on the BOLI policies are intended to provide a source of funds for the future payment of the SERP benefits as well as other employee benefit costs.

The benefit obligation activity for both the Pension Plan and SERP was calculated using an actuarial measurement date of January 1. Plan assets and the benefit obligations were calculated using an actuarial measurement date of December 31.

On January 9, 2015, First United Corporation and members of management who do not participate in the SERP entered into participation agreements under the Deferred Compensation Plan, each styled as a SERP Alternative Participation Agreement (the “Participation Agreement”).  Pursuant to each Participation Agreement, First United Corporation agreed, for each Plan Year (as defined in the Deferred Compensation Plan) in which it determines that it has been Profitable (as defined in the Participation Agreement), to make a discretionary contribution to the participant’s Employer Account in an amount equal to 15% of the participant’s base salary level for such Plan Year, with the first Plan Year being the year ending December 31, 2015.  The Participation Agreement provides that the participant will become 100% vested in the amount maintained in his or her Employer Account upon the earliest to occur of the following events: (i) Normal Retirement (as defined in the Participation Agreement); (ii)  Separation from Service (as defined in the Participation Agreement) following a Change of Control (as defined in the Deferred Compensation Plan) and subsequent Triggering Event (as defined in the Participation Agreement); (iii) Separation from Service due to a Disability (as defined in the Participation Agreement); (iv) with respect to a particular award of Employer Contribution Credits, the participant’s completion of two consecutive Years of Service (as defined in the Participation Agreement) immediately following the Plan Year for which such award was made; or (v) death.  Notwithstanding the foregoing, however, a participant will lose entitlement to the amount maintained in his or her Employer Account in the event employment is terminated for Cause (as defined in the Participation Agreement).  In addition, the Participation Agreement conditions entitlement to the amounts held in the Employer Account on the participant (a) refraining from engaging in Competitive Employment (as defined in the Participation Agreement) for three years following his or her Separation from Service, (b) refraining from injurious disclosure of confidential information concerning the Corporation, and (c) remaining available, at the First United Corporation’s reasonable request, to provide at least six hours of transition services per month for 12 months following his or her Separation from Service (except in the case of death or Disability), except that only item (b) will apply in the event of a Separation from Service following a Change of Control and subsequent Triggering Event.

In January 2016, the Board of Directors of First United Corporation approved a discretionary contribution in the amount of $63,500.

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The following tables summarize benefit obligation and funded status, plan asset activity, components of net pension cost, and weighted average assumptions for the Pension Plan and the SERP:

	Pension		SERP
(in thousands)	2015	2014	2015	2014
Change in Benefit Obligation
Obligation at the beginning of the year	$39,348	$28,329	$5,827	$5,084
Service cost	316	258	121	115
Interest cost	1,579	1,478	239	220
Change in discount rate and mortality assumptions	(1,207)	7,216	0	0
Actuarial losses	841	3,401	190	499
Benefits paid	(1,461)	(1,334)	(88)	(91)
Obligation at the end of the year	39,416	39,348	6,289	5,827
Change in Plan Assets
Fair value at the beginning of the year	38,967	34,848	0	0
Actual return on plan assets	(306)	2,453	0	0
Employer contribution	2,000	3,000	88	91
Benefits paid	(1,461)	(1,334)	(88)	(91)
Fair value at the end of the year	39,200	38,967	0	0
Unfunded Status	$(216)	$(381)	$(6,289)	$(5,827)

	Pension		SERP
(in thousands)	2015	2014	2015	2014
Components of Net Pension Cost
Service cost	$316	$258	$121	$115
Interest cost	1,579	1,478	239	220
Expected return on assets	(2,965)	(2,653)	0	0
Amortization of transition asset	(19)	(39)	0	0
Amortization of recognized loss/(gain)	781	374	49	(17)
Amortization of prior service cost	12	12	20	20
Net pension (income)/expense in employee benefits	$(296)	$(570)	$429	$338

Weighted Average Assumptions used to
determine benefit obligations:
Discount rate for benefit obligations	4.50%	4.00%	4.00%	4.00%
Discount rate for net pension cost	4.00%	4.75%	0	0
Expected long-term return on assets	7.00%	7.75%	0	0
Rate of compensation increase	3.00%	3.00%	3.00%	3.00%
Mortality tables	RP-2014	RP-2014	N/A	N/A

The accumulated benefit obligation for the Pension Plan was $36.1 million and $35.7 million at December 31, 2015 and 2014, respectively. The accumulated benefit obligation for the SERP was $5.4 million and $4.9 million at December 31, 2015 and 2014, respectively.

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The investment assets of a defined benefit plan are managed with the goal of providing for retiree distributions while also supporting long-term plan obligations with a moderate level of portfolio risk. In order to address the variability over time of both risk and return, the plan investment strategy entails a dynamic approach to asset allocation, providing for normalized targets for major asset classes, with the ability to tactically adjust within the following specified ranges around those targets.

Asset Class	Normalized Target	Range
Cash	5%	0% - 20%
Fixed Income	40%	30% - 50%
Equities	55%	45% - 65%

Decisions regarding tactical adjustments within the above noted ranges for asset classes are based on a top down review of factors expected to have material impact on the risk and reward dynamics of the portfolio as a whole. Such factors include, but are not limited to, the following:

•	Anticipated domestic and international economic growth as a whole;
•	The position of the economy within its longer term economic cycle; and
•	The expected impact of economic vitality, cycle positioning, financial market risks, industry/demographic trends and political forces on the various market sectors and investment styles.

With respect to individual company securities, additional company specific matters are considered, which could include management track record and guidance, future earnings expectations, current relative price expectations and the impact of identified risks on expected performance, among others. A core equity position of large cap stocks will be maintained, with more aggressive or volatile sectors meaningfully represented in the asset mix in pursuit of higher returns.

Strategic and specific investment decisions are guided by an in-house investment committee as well as a number of outside institutional resources that provide economic, industry and company data and analytics. It is management’s intent to give the Plan’s investment managers flexibility with respect to investment decisions and their timing within the overall guidelines. However, certain investments require specific review and approval by management. Management is also informed of anticipated changes in nonproprietary investment managers, significant modifications of any previously approved investment, or the anticipated use of derivatives to execute investment strategies.

Portfolio risk is managed in large part by a focus on diversification across multiple levels as well as an emphasis on financial strength. For example, current investment policies restrict initial investments in debt securities to be rated investment grade at the time of purchase. Also, with the exception of the highest rated securities (e.g. - U.S. Treasury or government-backed agency securities), no more than 10% of the portfolio may be invested in a single entity’s securities. As a result of the previously noted approaches to controlling portfolio risk, any concentrations of risk would be associated with general systemic risks faced by industry sectors or the portfolio as a whole.

Assets in the Pension Plan are valued by the Corporation’s accounting system provider who utilizes a third party pricing service. Valuation data is based on actual market data for stocks and mutual funds (Level 1) and matrix pricing for bonds (Level 2). Cash and cash equivalents are also considered Level 1 within the fair value hierarchy.

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As of December 31, 2015 and 2014, the value of Pension Plan investments was as follows:

December 31, 2015			Fair Value Hierarchy
(Dollars in thousands)	Assets at Fair Value	% of Portfolio	Level 1	Level 2
Cash and cash equivalents	$2,260	5.8%	$2,260	$0
Fixed income securities:
U.S. Government and Agencies	131	0.3%	0	131
Taxable municipal bonds and notes	2,869	7.3%	0	2,869
Corporate bonds and notes	8,774	22.4%	0	8,774
Preferred stock	542	1.4%	0	542
Fixed income mutual funds	2,736	7.0%	2,736	0
Total fixed income	15,052	38.5%	2,736	12,316
Equities:
Large Cap	16,364	41.7%	16,364	0
Mid Cap	2,775	7.0%	2,775	0
Small Cap	1,061	2.7%	1,061	0
International	1,688	4.3%	1,688	0
Total equities	21,888	55.7%	21,888	0
Total market value	$39,200	100.0%	$26,884	$12,316

December 31, 2014			Fair Value Hierarchy
(Dollars in thousands)	Assets at Fair Value	% of Portfolio	Level 1	Level 2
Cash and cash equivalents	$1,043	2.7%	$1,043	$0
Fixed income securities:
U.S. Government and Agencies	613	1.6%	0	613
Taxable municipal bonds and notes	2,525	6.5%	0	2,525
Corporate bonds and notes	8,393	21.5%	0	8,393
Preferred stock	478	1.2%	0	478
Fixed income mutual funds	5,049	13.0%	5,049	0
Total fixed income	17,058	43.8%	5,049	12,009
Equities:
Large Cap	15,646	40.1%	15,646	0
Mid Cap	2,743	7.0%	2,743	0
Small Cap	1,305	3.4%	1,305	0
International	1,172	3.0%	1,172	0
Total equities	20,866	53.5%	20,866	0
Total market value	$38,967	100.0%	$26,958	$12,009

The expected rate of return on Pension Plan assets is based on a combination of the following:

•	Historical returns of the portfolio of assets;
•	Monte Carlo simulations of expected returns for a portfolio with strategic asset targets similar to the normalized targets; and
•	Market impact adjustments to reflect expected future investment environment considerations.

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As of December 31, 2015, the 25-year average return on pension portfolio assets was 7.95%, exceeding the expected long-term return of 7.00% utilized for 2015. Based on the actual performance experience noted above and long-term returns of relevant indices, a case could be built for retaining the expected returns at the existing level. However, there are a number of reasons that would support a lowering of the expected return. For example, since the early 1980’s, there has been a general trend of lower interest rates that have supported bond market performance in a positive manner. Such support would likely be reversed in the event that the general trend in rates reverses for an extended period of time. In as much, as bond market exposure represents a significant portion of pension plan assets, weaker performance from bonds would be reflected in pension returns. Also, expectations from global economic growth continue to be muted, in spite of the efforts of central banks around the world. Further, long-term average returns of benchmark indices are impacted by favorable markets during the 1990s that may or may not be repeated in the foreseeable future. Given the potentially higher possibility that future returns may face at elevated headwinds, it is considered prudent to lower the expected return assumption to 7.00%.

The Pension Plan did not hold any shares of First United Corporation common stock at December 31, 2015 or 2014.

Estimated cash flows related to expected future benefit payments from the Pension Plan and SERP are as follows:

(In thousands)	Pension Plan	SERP
2016	$1,337	$141
2017	1,429	204
2018	1,473	242
2019	1,552	303
2020	1,660	301
2021-2025	10,077	1,769

First United Corporation funded an annual contribution of $2.0 million to the pension plan in the fourth quarter of 2015. First United Corporation will evaluate future annual contributions to the Pension Plan based upon its funded status and an evaluation of the future benefits to be provided thereunder. The Bank expects to fund the annual projected benefit payments for the SERP from operations.

Amounts included in accumulated other comprehensive loss as of December 31, 2015 and 2014, net of tax, are as follows:

	2015		2014
(In thousands)	Pension	SERP	Pension	SERP
Unrecognized net actuarial loss	$12,641	$306	$11,375	$217
Unrecognized prior service costs	20	4	28	16
Net transition asset	0	0	(11)	0
	$12,661	$310	$11,392	$233

The estimated costs that will be amortized from accumulated other comprehensive loss into net periodic pension cost during the next fiscal year are as follows:

(In thousands)	Pension	SERP
Prior service costs	$12	$20
Net transition asset	0	0
Net actuarial loss	848	78
	$860	$98

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19.	401(k) Profit Sharing Plan

In furtherance of First United Corporation’s belief that every employee should have the ability to accrue retirement benefits, it adopted the 401(k) Profit Sharing Plan, which is available to all employees, including executive officers. Employees are automatically entered in the plan on the first of the month following completion of 30 days of service to First United Corporation and/or its subsidiaries. Employees have the opportunity to opt out of participation or change their deferral amounts under the plan at any time. In addition to contributions by participants, the plan contemplates employer matching and the potential of discretionary contributions to the accounts of participants. First United Corporation believes that matching contributions encourage employees to participate and thereby plan for their post-retirement financial future. Beginning with the 2008 plan year, First United Corporation enhanced the match formula to 100% on the first 1% of salary reduction and 50% on the next 5% of salary reduction. This match is accrued for all participants, including executive officers, immediately upon entering the plan on the first day of the month following the completion of 30 days of employment. The employee must be a plan participant and be actively employed on the last day of the plan year to share in the employer matching contribution, except in the case of death, disability or retirement of the participant. Additionally, First United Corporation accrued a non-elective employer contribution during 2015 for all employees other than employees who participate in the SERP and SERP Alternative and those employees meeting the age plus service requirement in the Pension Plan equal to 4.5% of each employee’s salary, hired prior to January 1, 2010; and 4% of each employee’s salary hired since January 1, 2010, which will be paid in the first quarter of 2016. Expense charged to operations for the 401(k) Plan was $1.0 million in 2015 and 2014.

20.	Federal Reserve Requirements

During 2013, the Federal Reserve modified its structure for institutions to calculate their reserve requirements with the Reserve Bank. Under these new calculations, the Bank was not required to maintain certain cash reserve levels as its vault cash exceeded the levels for reserve.

21.	Restrictions on Dividend Payments

First United Corporation is subject to an informal agreement with the Federal Reserve Bank of Richmond (the “Reserve Bank”), which requires it to seek the prior approval of the Reserve Bank before making any dividend payment or other distribution on its capital securities or other securities that qualify as Tier 1 capital. On November 15, 2010, First United Corporation, at the request of the Reserve Bank, deferred regular quarterly cash dividend payments on its Series A Preferred Stock. Pursuant to the terms of the Series A Preferred Stock, the deferral prohibits First United Corporation from paying dividends or other distributions on its common stock. On December 15, 2010, First United Corporation, at the request of the Reserve Bank, elected to defer regular quarterly interest payments on its TPS Debentures, beginning with the payments that are due in March 2011. This deferral likewise prohibited First United Corporation from paying any dividends or distributions on its capital securities during the deferral period.

In February 2014, First United Corporation received approval from the Reserve Bank to terminate this deferral by making the quarterly interest payments due to the Trusts in March 2014 and paying all deferred interest for prior quarters. In April 2014, First United Corporation received approval from the Reserve Bank to terminate this deferral by making the quarterly dividend payment due to the holders of the outstanding shares of Series A Preferred Stock in May 2014 and paying all unpaid dividends that accrued during the suspension period. See Note 13 for additional information about the current state of the deferral.

22.	Restrictions on Subsidiary Dividends, Loans or Advances

Federal and state banking regulations place certain restrictions on the amount of dividends paid and loans or advances made by the Bank to First United Corporation. The total amount of dividends that may be paid at any date is generally limited to the retained earnings of the Bank, and loans or advances are limited to 10% of the Bank’s capital stock and surplus on a secured basis. In addition, dividends paid by the Bank to First United Corporation would be prohibited if the effect thereof would cause the Bank’s capital to be reduced below applicable minimum capital requirements. At December 31, 2015, the Bank could have paid additional dividends of $22.3 million to First United Corporation within these limits.

23.	Commitments and Contingent Liabilities

We are at times, and in the ordinary course of business, subject to legal actions. Management believes that losses, if any, resulting from current legal actions will not have a material adverse effect on our financial condition or results of operations.

Loan commitments are made to accommodate the financial needs of our customers. Loan commitments have credit risk essentially the same as that involved in extending loans to customers and are subject to normal credit policies. Commitments to extend credit generally have fixed expiration dates, may require payment of a fee, and contain cancellation clauses in the event of an adverse change in the customer’s credit quality.

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We do not issue any guarantees that would require liability recognition or disclosure other than the standby letters of credit issued by the Bank.  Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party to support contractual obligations and to ensure job performance.  Generally, the Bank’s letters of credit are issued with expiration dates within one year.  Historically, most letters of credit expire unfunded, and therefore, cash requirements are substantially less than the total commitment. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.  The Bank generally holds collateral and/or personal guarantees supporting letters of credit.  Management believes that the proceeds obtained through a liquidation of collateral and the enforcement of guarantees would be sufficient to cover the potential amount of future payment required by the letters of credit.  Management does not believe that the amount of the liability associated with guarantees under standby letters of credit outstanding at December 31, 2015 and December 31, 2014 is material.

The following table is a summary of commitments as of December 31, 2015 and 2014:

(In thousands)	2015	2014
Loan commitments	$129,076	$103,019
Commercial letters of credit	1,587	877
Total	$130,663	$103,896

24.	Fair Value of Financial Instruments

The Corporation complies with the guidance of ASC Topic 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements required under other accounting pronouncements. The Corporation also follows the guidance on matters relating to all financial instruments found in ASC Subtopic 825-10, Financial Instruments – Overall.

Fair value is defined as the price to sell an asset or to transfer a liability in an orderly transaction between willing market participants as of the measurement date. Fair value is best determined by values quoted through active trading markets. Active trading markets are characterized by numerous transactions of similar financial instruments between willing buyers and willing sellers. Because no active trading market exists for various types of financial instruments, many of the fair values disclosed were derived using present value discounted cash flows or other valuation techniques described below. As a result, the Corporation’s ability to actually realize these derived values cannot be assumed.

The Corporation measures fair values based on the fair value hierarchy established in ASC Paragraph 820-10-35-37. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs that may be used to measure fair value under the hierarchy are as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets and liabilities. This level is the most reliable source of valuation.

Level 2: Quoted prices that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability. Level 2 inputs include inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves at commonly quoted intervals, volatilities, prepayment speeds, loss severities, credit risks, and default rates). It also includes inputs that are derived principally from or corroborated by observable market data by correlation or other means (market-corroborated inputs). Several sources are utilized for valuing these assets, including a contracted valuation service, Standard & Poor’s (“S&P”) evaluations and pricing services, and other valuation matrices.

Level 3: Prices or valuation techniques that require inputs that are both significant to the valuation assumptions and not readily observable in the market (i.e. supported with little or no market activity). Level 3 instruments are valued based on the best available data, some of which is internally developed, and consider risk premiums that a market participant would require.

The level established within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Transfers in and out of Level 1, 2 or 3 are recorded at fair value at the beginning of the reporting period.

Management believes that the Corporation’s valuation techniques are appropriate and consistent with the techniques used by other market participants. However, the use of different methodologies and assumptions could result in a different estimate of fair values at the reporting date. The following valuation techniques were used to measure the fair value of assets in the table below which are measured on a recurring and non-recurring basis as of December 31, 2015.

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Investments – The investment portfolio is classified and accounted for based on the guidance of ASC Topic 320, Investments – Debt and Equity Securities.

The fair value of investments available-for-sale is determined using a market approach. As of December 31, 2015, the U.S. Government agencies and treasuries, residential and commercial mortgage-backed securities, private label residential mortgage-backed securities, and municipal bonds segments are classified as Level 2 within the valuation hierarchy. Their fair values were determined based upon market-corroborated inputs and valuation matrices, which were obtained through third party data service providers or securities brokers through which we have historically transacted both purchases and sales of investment securities.

The CDO segment, which consists of pooled trust preferred securities issued by banks, thrifts and insurance companies, is classified as Level 3 within the valuation hierarchy. At December 31, 2015, the Corporation owned 12 pooled trust preferred securities with an amortized cost of $~~25.8~~ 29.3 million and a fair value of $22.2 million. The market for these securities at December 31, 2015 is not active and markets for similar securities are also not active. The inactivity was evidenced first by a significant widening of the bid-ask spread in the brokered markets in which these securities trade and then by a significant decrease in the volume of trades relative to historical levels. The new issue market is also inactive, as few CDOs have been issued since 2007. There are currently very few market participants who are willing to effect transactions in these securities. The market values for these securities or any securities other than those issued or guaranteed by the Treasury are depressed relative to historical levels. Therefore, in the current market, a low market price for a particular bond may only provide evidence of stress in the credit markets in general rather than being an indicator of credit problems with a particular issue. Given the conditions in the current debt markets and the absence of observable transactions in the secondary and new issue markets, management has determined that (i) the few observable transactions and market quotations that are available are not reliable for the purpose of obtaining fair value at December 31, 2015, (ii) an income valuation approach technique (i.e. present value) that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs will be equally or more representative of fair value than a market approach, and (iii) the CDO segment is appropriately classified within Level 3 of the valuation hierarchy because management determined that significant adjustments were required to determine fair value at the measurement date.

Management utilizes an independent third party to prepare both the evaluations of other-than-temporary impairment as well as the fair value determinations for its CDO portfolio. Management does not believe that there were any material differences in the impairment evaluations and pricing between December 31, 2015 and December 31, 2014.

The approach of the third party to determine fair value involves several steps, including detailed credit and structural evaluation of each piece of collateral in each bond, default, recovery and prepayment/amortization probabilities for each piece of collateral in the bond, and discounted cash flow modeling. The discount rate methodology used by the third party combines a baseline current market yield for comparable corporate and structured credit products with adjustments based on evaluations of the differences found in structure and risks associated with actual and projected credit performance of each CDO being valued. Currently, the only active and liquid trading market that exists is for stand-alone trust preferred securities. Therefore, adjustments to the baseline discount rate are also made to reflect the additional leverage found in structured instruments.

Derivative financial instruments (Cash flow hedge) – The Corporation’s open derivative positions are interest rate swaps that are classified as Level 3 within the valuation hierarchy. Open derivative positions are valued using externally developed pricing models based on observable market inputs provided by a third party and validated by management. The Corporation has considered counterparty credit risk in the valuation of its interest rate swap assets. Management does not believe that there is a significant concentration with the counterparty.

Impaired loans – Loans included in the table below are those that are considered impaired with a specific allocation based upon the guidance of the loan impairment subsection of the Receivables Topic, ASC Section 310-10-35, under which the Corporation has measured impairment generally based on the fair value of the loan’s collateral. Fair value consists of the loan balance less its valuation allowance and is generally determined based on independent third-party appraisals of the collateral or discounted cash flows based upon the expected proceeds. These assets are included as Level 3 fair values based upon the lowest level of input that is significant to the fair value measurements.

Other real estate owned – Fair value of other real estate owned was based on independent third-party appraisals of the properties. These values were determined based on the sales prices of similar properties in the approximate geographic area. These assets are included as Level 3 fair values based upon the lowest level of input that is significant to the fair value measurements.

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For Level 3 assets and liabilities measured at fair value on a recurring and non-recurring basis as of December 31, 2015 and 2014, the significant unobservable inputs used in the fair value measurements were as follows:

(in thousands)	Fair Value at December 31, 2015	Valuation Technique	Significant Unobservable Inputs	Significant Unobservable Input Value
Recurring:

Investment Securities – available for sale - CDO	$22,211	Discounted Cash Flow	Discount Rate	Range of LIBOR+ 4.5% to 5.5%
Cash Flow Hedge	$(66)	Discounted Cash Flow	Reuters Third Party Market Quote	99.9% (weighted avg 99.9%)

Non-recurring:

Impaired Loans	$6,247	Market Comparable Properties	Marketability Discount	3% to 15% (1) (weighted avg 11.3%)

OREO	$4,133	Market Comparable Properties	Marketability Discount	10% to 15% (1) (weighted avg 12.5%)

(in thousands)	Fair Value at December 31, 2014	Valuation Technique	Significant Unobservable Inputs	Significant Unobservable Input Value
Recurring:

Investment Securities – available for sale - CDO	$25,339	Discounted Cash Flow	Discount Rate	Range of LIBOR+ 5% to 12%
Cash Flow Hedge	$(199)	Discounted Cash Flow	Reuters Third Party Market Quote	99.9% (weighted avg 99.9%)

Non-recurring:

Impaired Loans	$9,122	Market Comparable Properties	Marketability Discount	10% (1) (weighted avg 10%)

OREO	$2,511	Market Comparable Properties	Marketability Discount	10% to 15% (1) (weighted avg 11%)

(1)	Range would include discounts taken since appraisal and estimated values

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For assets measured at fair value on a recurring and non-recurring basis, the fair value measurements by level within the fair value hierarchy used at December 31, 2015 and 2014 are as follows:

		Fair Value Measurements at
		December 31, 2015 Using
		(In Thousands)
	Assets Measured at	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Description	12/31/2015	(Level 1)	(Level 2)	(Level 3)
Recurring:
Investment securities available-for-sale:
U.S. government agencies	$33,964		$33,964
Residential mortgage-backed agencies	$14,170		$14,170
Commercial mortgage-backed agencies	$43,636		$43,636
Collateralized mortgage obligations	$9,610		$9,610
Obligations of states and political subdivisions	$46,641		$46,641
Collateralized debt obligations	$22,211			$22,211
Financial Derivative	$(66)			$(66)
Non-recurring:
Impaired loans	$6,247			$6,247
Other real estate owned	$4,133			$4,133

		Fair Value Measurements at
		December 31, 2014 Using
		(In Thousands)
	Assets Measured at	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Description	12/31/2014	(Level 1)	(Level 2)	(Level 3)
Recurring:
Investment securities available-for-sale:
U.S. treasuries	$29,596		$29,596
U.S. government agencies	$38,941		$38,941
Residential mortgage-backed agencies	$45,273		$45,273
Commercial mortgage-backed agencies	$25,957		$25,957
Collateralized mortgage obligations	$8,707		$8,707
Obligations of states and political subdivisions	$47,304		$47,304
Collateralized debt obligations	$25,339			$25,339
Financial Derivative	$(199)			$(199)
Non-recurring:
Impaired loans	$9,122			$9,122
Other real estate owned	$2,511			$2,511

There were no transfers of assets between any of the levels of the fair value hierarchy for the years ended December 31, 2015 or December 31, 2014.

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The following tables show a reconciliation of the beginning and ending balances for fair valued assets measured using Level 3 significant unobservable inputs for the years ended December 31, 2015 and 2014:

	Fair Value Measurements Using Significant
	Unobservable Inputs
	(Level 3)
	(In Thousands)
	Investment Securities Available for Sale		Cash Flow Hedge
Beginning balance January 1, 2015		$25,339	$(199)
Total gains/(losses) realized/unrealized:
Included in earnings		~~(2,703)~~ 818	0
Included in other comprehensive income		(~~425~~3,946)	133
Ending balance December 31, 2015		$22,211	$(66)

The amount of total gains or losses for the period included in earnings attributable to the change in realized/unrealized gains or losses related to assets still held at the reporting date	$	 ~~(3,522)~~ 0	$0

	Fair Value Measurements Using Significant
	Unobservable Inputs
	(Level 3)
	(In Thousands)
	Investment Securities Available for Sale	Cash Flow Hedge
Beginning balance January 1, 2014	$17,538	$(457)
Total gains/(losses) realized/unrealized:
Included in earnings	0	0
Included in other comprehensive income	7,801	258
Ending balance December 31, 2014	$25,339	$(199)

The amount of total gains or losses for the period included in earnings attributable to the change in realized/unrealized gains or losses related to assets still held at the reporting date	$0	$0

Gains and losses (realized and unrealized) included in earnings for the periods above are reported in the Consolidated Statement of Income in other operating income.

The fair values disclosed may vary significantly between institutions based on the estimates and assumptions used in the various valuation methodologies. The derived fair values are subjective in nature and involve uncertainties and significant judgment. Therefore, they cannot be determined with precision. Changes in the assumptions could significantly impact the derived estimates of fair value. Disclosure of non-financial assets such as buildings as well as certain financial instruments such as leases is not required. Accordingly, the aggregate fair values presented do not represent the underlying value of the Corporation.

We use the following methods and assumptions in estimating fair value disclosures for financial instruments:

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Cash and due from banks: The carrying amounts as reported in the statement of financial condition for cash and due from banks approximate their fair values.

Interest bearing deposits in banks: The carrying amount of interest bearing deposits approximates their fair values.

Restricted investment in Bank stock: The carrying value of stock issued by the FHLB of Atlanta, ACBB and CBB approximates fair value based on the redemption provisions of the stock.

Loans (excluding impaired loans with specific loss allowances): For variable-rate loans that reprice frequently or “in one year or less”, and with no significant change in credit risk, fair values are based on carrying values. Fair values for fixed-rate loans that do not reprice frequently are estimated using a discounted cash flow calculation that applies current market interest rates being offered on the various loan products.

Deposits: The fair values disclosed for demand deposits (e.g., interest and non-interest checking, savings, and certain types of money market accounts, etc.) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on the various certificates of deposit to the cash flow stream.

Short-term borrowings: The carrying amount of short-term borrowings approximates their fair values.

Borrowed funds: The fair value of the Bank’s FHLB borrowings and First United Corporation’s TPS Debentures is calculated based on the discounted value of contractual cash flows, using rates currently existing for borrowings with similar remaining maturities. The carrying amounts of federal funds purchased and securities sold under agreements to repurchase approximate their fair values.

Accrued interest: The carrying amount of accrued interest receivable and payable approximates their fair values.

Off-balance-sheet financial instruments: In the normal course of business, the Bank makes commitments to extend credit and issues standby letters of credit. The Bank expects most of these commitments to expire without being drawn upon; therefore, the commitment amounts do not necessarily represent future cash requirements. Due to the uncertainty of cash flows and difficulty in the predicting the timing of such cash flows, fair values were not estimated for these instruments.

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The following table presents fair value information about financial instruments, whether or not recognized in the statement of financial condition, for which it is practicable to estimate that value. The actual carrying amounts and estimated fair values of the Corporation’s financial instruments that are included in the statement of financial condition are as follows:

	December 31, 2015		Fair Value Measurements
			Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(in thousands)	Carrying Amount	Fair Value	(Level 1)	(Level 2)	(Level 3)
Financial Assets:
Cash and due from banks	$50,188	$50,188	$50,188
Interest bearing deposits in banks	1,953	1,953	1,953
Investment securities - AFS	170,232	170,232		$148,021	$22,211
Investment securities - HTM	105,560	106,742		103,779	2,963
Restricted Bank stock	5,904	5,904		5,904
Loans, net	867,101	872,991			872,991
Accrued interest receivable	4,218	4,218		4,218

Financial Liabilities:
Deposits – non-maturity	744,219	744,219		744,219
Deposits – time deposits	254,575	258,267		258,267
Short-term borrowed funds	35,828	35,828		35,828
Long-term borrowed funds	147,537	151,562		151,562
Accrued interest payable	478	478		478
Financial derivative	66	66			66
Off balance sheet financial instruments	0	0	0

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	December 31, 2014		Fair Value Measurements
			Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In thousands)	Carrying Amount	Fair Value	(Level 1)	(Level 2)	(Level 3)
Financial Assets:
Cash and due from banks	$27,554	$27,554	$27,554
Interest bearing deposits in banks	7,897	7,897	7,897
Investment securities - AFS	221,117	221,117		$195,778	$25,339
Investment securities - HTM	109,449	110,771		108,163	2,608
Restricted Bank stock	7,524	7,524		7,524
Loans, net	827,926	830,904			830,904
Accrued interest receivable	4,152	4,152		4,152

Financial Liabilities:
Deposits – non-maturity	689,581	689,581		689,581
Deposits – time deposits	291,742	296,713		296,713
Short-term borrowed funds	39,801	39,801		39,801
Long-term borrowed funds	182,606	187,143		187,143
Accrued interest payable	882	882		882
Financial derivative	199	199			199
Off balance sheet financial instruments	0	0	0

25.	Derivative Financial Instruments

As a part of managing interest rate risk, the Corporation entered into interest rate swap agreements to modify the re-pricing characteristics of certain interest-bearing liabilities. The Corporation has designated its interest rate swap agreements as cash flow hedges under the guidance of ASC Subtopic 815-30, Derivatives and Hedging – Cash Flow Hedges. Cash flow hedges have the effective portion of changes in the fair value of the derivative, net of taxes, recorded in net accumulated other comprehensive income.

In July 2009, the Corporation entered into three interest rate swap contracts totaling $20.0 million notional amount, hedging future cash flows associated with floating rate trust preferred debt. As of December 31, 2015, swap contracts totaling $5.0 million notional amount remained, as the three-year $5.0 million contract matured on June 15, 2012 and the five-year $10.0 million contract matured on June 17, 2014. The seven-year $5.0 million contract matures June 17, 2016. The fair value of the interest rate swap contract was ($66) thousand at December 31, 2015 and ($199) thousand at December 31, 2014 and was reported in Other Liabilities on the Consolidated Statement of Financial Condition. Cash in the amount of $.2 million was posted as collateral as of December 31, 2015.

For the year ended December 31, 2015, the Corporation recorded an increase in the value of the derivatives of $133 thousand and the related deferred tax benefit of $53 thousand in net accumulated other comprehensive loss to reflect the effective portion of cash flow hedges. ASC Subtopic 815-30 requires this amount to be reclassified to earnings if the hedge becomes ineffective or is terminated. There was no hedge ineffectiveness recorded for the twelve months ending December 31, 2015. The Corporation does not expect any losses relating to these hedges to be reclassified into earnings.

Interest rate swap agreements are entered into with counterparties that meet established credit standards and we believe that the credit risk inherent in these contracts is not significant as of December 31, 2015.

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The table below discloses the impact of derivative financial instruments on the Corporation’s Consolidated Financial Statements for the years ended December 31, 2015 and December 31, 2014.

Derivative in Cash Flow Hedging Relationships
(In thousands)	Amount of gain (loss) recognized in OCI on derivative (effective portion)	Amount of gain or (loss) reclassified from accumulated OCI into income (effective portion) (1)	Amount of gain or (loss) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing) (2)
Interest rate contracts:

December 31, 2015	$80	$0	$0
December 31, 2014	$155	$0	$0

Notes:

(1)	Reported as interest expense
(2)	Reported as other income

26.	Assets and Liabilities Subject to Enforceable Master Netting Arrangements

Interest Rate Swap Agreements (“Swap Agreements”)

The Corporation has entered into interest rate swap agreements to modify the re-pricing characteristics of certain interest-bearing liabilities as a part of managing interest rate risk. The swap agreements have been designated as cash flow hedges, and accordingly, the fair value of the interest rate swap contracts is reported in Other Liabilities on the Consolidated Statement of Financial Condition. The swap agreements were entered into with a third party financial institution. The Corporation is party to master netting arrangements with its financial institution counterparty; however the Corporation does not offset assets and liabilities under these arrangements for financial statement presentation purposes. The master netting arrangements provide for a single net settlement of all swap agreements, as well as collateral, in the event of default on, or termination of, any one contract. Collateral, in the form of cash, is posted by the Corporation as the counterparty with net liability positions in accordance with contract thresholds. See Note 25 to the Consolidated Financial Statements for more information.

Securities Sold Under Agreements to Repurchase (“Repurchase Agreements”)

The Bank enters into agreements under which it sells interests in U.S. Securities to certain customers subject to an obligation to repurchase, and on the part of the customers to resell, such interests. Under these arrangements, the Bank may transfer legal control over the assets but still retain effective control through an agreement that both entitles and obligates the Bank to repurchase the assets. As a result, these repurchase agreements are accounted for as collateralized financing arrangements (i.e. secured borrowings) and not as a sale and subsequent repurchase of securities. The obligation to repurchase the securities is reflected as a liability in the consolidated statement of condition, while the securities underlying the repurchase agreements remain in the respective investment securities asset accounts. There is no offsetting or netting of the investment securities assets with the repurchase agreement liabilities. In addition, as the Bank does not enter into reverse repurchase agreements, there is no such offsetting to be done with the repurchase agreements. The right of setoff for a repurchase agreement resembles a secured borrowing, whereby the collateral would be used to settle the fair value of the repurchase agreement should the Bank be in default (i.e. fails to repurchase the U.S. Securities on the maturity date of the agreement). The investment security collateral is held by a third party financial institution in the counterparty’s custodial account.

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The following table presents the liabilities subject to an enforceable master netting arrangement or repurchase agreements as of December 31, 2015 and December 31, 2014.

				Gross Amounts Not Offset in the Statement of Condition
(In thousands)	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Statement of Condition	Net Amounts of Liabilities Presented in the Statement of Condition	Financial Instruments	Cash Collateral Pledged	Net Amount
December 31, 2015
Interest Rate Swap Agreements	$66	$0	$66	$(66)	$0	$0

Repurchase Agreements	$35,828	$0	$35,828	$(35,828)	$0	$0
December 31, 2014
Interest Rate Swap Agreements	$199	$0	$199	$(199)	$0	$0

Repurchase Agreements	$39,801	$0	$39,801	$(39,801)	$0	$0

27.	Parent Company Only Financial Information

Condensed Statement of Financial Condition

	December 31,
(In thousands)	2015	2014
Assets
Cash	$11,102	$1,036
Investment securities	14,522	0
Investment in bank subsidiary	132,809	150,209
Investment in non-bank subsidiaries	1,255	1,255
Other assets	5,403	5,872
Total Assets	$165,091	$158,372

Liabilities and Shareholder’s Equity
Accrued interest and other liabilities	$2,590	$2,643
Dividends payable	0	0
Junior subordinated debt	41,730	46,730
Shareholder’s equity	120,771	108,999
Total Liabilities and Shareholder’s Equity	$165,091	$158,372

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Condensed Statement of Income

	Year Ended
	December 31,
(In thousands)	2015		2014
Income:
Dividend income from bank subsidiary		$33,658	$10,972
Gain on Investments		3,521	0
Other income		~~69~~3,590	240
Total Income		~~33,727~~37,248	11,212

Expenses:
Interest expense		2,192	2,492
Other expenses		365	354
Total Expenses		2,557	2,846

Income before income taxes and equity in undistributed net loss of subsidiaries		~~31,170~~34,691	8,366
Applicable income tax (expense)/ benefit		 ~~431~~ (975)	3,120
Net income before equity in undistributed net loss of subsidiaries		~~31,601~~33,716	11,486

Equity in undistributed net loss of subsidiaries:
Bank		(20,725)	(5,870)
Non-bank		0	(19)
Net Income	$	~~10,876~~12,991	$5,597

Condensed Statement of Comprehensive Income

	Year Ended
	December 31,
Components of Comprehensive Income (in thousands)	2015		2014
Net Income	$	~~10,876~~12,991	$5,597

Unrealized losses on AFS Securities, net of tax		(2,115)	0
Unrealized gains on cash flow hedges, net of tax		80	155

Other comprehensive income, net of tax		~~80~~(2,035)	155

Comprehensive income		$10,956	$5,752

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Condensed Statement of Cash Flows

	Year Ended
	December 31,
(In thousands)	2015		2014
Operating Activities
Net Income	$	~~10,876~~12,991	$5,597
Adjustments to reconcile net income to net cash (used in)/provided by operating activities:
Equity in undistributed net income of subsidiaries		6,203	5,889
Decrease/(increase) in other assets		470	(1,686)
~~Increase/(~~Decrease~~)~~ in accrued interest payable and other liabilities		 ~~26~~ (2,089)	(12,089)
Stock Compensation		191	134
Net cash provided by/(used in) operating activities		17,766	(2,155)

Investing Activities
Net investment in subsidiaries		0	2,761
Net cash provided by investing activities		0	2,761

Financing Activities
Dividends – common stock		0	0
Repayment of Long-term debt		(5,000)	0
Dividends - preferred stock paid		(2,700)	(2,595)
Net cash used in financing activities		(7,700)	(2,595)
Increase/(decrease) in cash and cash equivalents		10,066	(1,989)
Cash and cash equivalents at beginning of year		1,036	3,025
Cash and cash equivalents at end of year		$11,102	$1,036

Accumulated Other Comprehensive Income

Components of Comprehensive Income (in thousands)	Before Tax Amount		Tax (Expense) Benefit		Net
For the period ended December 31, 2015
Available for Sale Securities:
Unrealized holding losses		(3,521)		1,406		(2,115)

Cash flow hedges:
Unrealized holding gains		$133		$(53)		$80

Other comprehensive income	$	~~133~~(3,388)	$	 ~~(53)~~ 1,353	$	 ~~80~~ (2,035)

For the period ended December 31, 2014
Cash flow hedges:
Unrealized holding gains		$258		$(103)		$155

Other comprehensive income		$258		$(103)		$155

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